Exhibit 99.1

Annual Report 2009

Financial Report

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116 000 employees based in operations in over 23 countries across the world. The Company strives to be the Best Beer Company in a Better World. In 2009, AB InBev realized 36.8 billion US dollar net revenue. For more information, please visit: www.ab-inbev.com.

The following management report should be read in conjunction with Anheuser-Busch InBev’s audited consolidated financial statements.

A number of acquisitions, divestitures and joint ventures influenced Anheuser-Busch InBev’s profit and financial profile over the past two years.

On 18 November 2008, InBev announced the completion of its combination with Anheuser-Busch, following approval from shareholders of both companies. Anheuser-Busch’s results are included in Anheuser-Busch InBev’s result as from this date. The combination creates the global leader in beer and one of the world’s top five consumer products companies. InBev changed its name to Anheuser-Busch InBev to reflect the heritage and traditions of Anheuser-Busch. Starting 20 November 2008, the company trades under the new ticker symbol ABI on the Euronext Brussels stock exchange. Anheuser-Busch became a wholly owned subsidiary of Anheuser-Busch InBev and retained its headquarters in St. Louis, MO. St. Louis also became the North American headquarters for the combined company.

Following the Anheuser-Busch acquisition and the resulting increased leverage, the group performed a series of assets disposals. Pursuant to the disposal program AB InBev divested during 2009 its 27 % stake in Tsingtao (China), Oriental Brewery (Korea), four metal beverage can lid manufacturing plants from the US metal packaging subsidiary, Busch Entertainment Corporation, the Central European Operations, the Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland and the Labatt USA distribution rights.

Further details on the acquisition of Anheuser-Busch and on the acquisitions and disposals of other subsidiaries and on the purchase of non-controlling interests are disclosed respectively in Note 6 Acquisitions and disposals of subsidiaries and in Note 14 Goodwill. Further detail on the disposal of assets and investments in associates are disclosed respectively in Note 22 Assets and liabilities held for sale and in Note 16 Investment in associates.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

Selected financial figures

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

Million US dollar	2009	%	2008 Reported	%	2008 Combined	%

Revenue[1]	36 758	100%	23 507	100%	39 158	100%
Cost of sales	(17 198)	47%	(10 336)	44%	(19 443)	50%

Gross profit	19 560	53%	13 171	56%	19 715	50%
Distribution expenses	(2 671)	7%	(2 725)	12%	(3 454)	9%
Sales and marketing expenses	(4 992)	14%	(3 510)	15%	(5 364)	14%
Administrative expenses	(2 310)	6%	(1 478)	6%	(2 270)	6%
Other operating income/(expenses)	661	2%	440	2%	496	1%

Normalized profit from operations (Normalized EBIT)	10 248	28%	5 898	25%	9 122	23%
Non-recurring items	1 321	3%	(558)	2%

Profit from operations (EBIT)	11 569	31%	5 340	23%

Depreciation, amortization and impairment	2 818	8%	1 912	8%	2 944	8%
Normalized EBITDA	13 037	35%	7 811	33%	12 067	31%
EBITDA	14 387	39%	7 252	31%

Normalized profit attributable to equity holders of AB InBev	3 927	11%	2 511	11%
Profit attributable to equity holders of AB InBev	4 613	13%	1 927	8%

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

Million US dollar	2009	2008 Reported

Operating activities
Profit	5 877	3 126
Interest, taxes and non-cash items included in profit	7 353	4 809

Cash flow from operating activities before changes in working capital and use of provisions	13 230	7 935

Change in working capital	787	177
Pension contributions and use of provisions	(548)	(490)
Interest and taxes (paid)/received	(4 345)	(2 089)

Cash flow from operating activities	9 124	5 533

Investing activities
Net capex	(1 386)	(2 424)
Acquisition and sale of subsidiaries and associates, net of cash acquired/disposed of, and purchase of non-controlling interest	4 586	(52 432)
Proceeds from the sale of associates and assets held for sale	1 813	89
Other	256	(111)

Cash flow from investing activities	5 269	(54 878)

Financing activities
Dividends paid	(1 313)	(2 922)
Net purchase of treasury shares	—	(797)
Net (payments) on/proceeds from borrowings	(11 793)	44 472
Net proceeds from the issue of share capital	76	9 764
Other	(66)	(638)

Cash flow from financing activities	(13 096)	49 879

Net increase/(decrease) in cash and cash equivalents	1 297	534

[1]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.

Financial performance

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start up or termination of activities, curtailment gains and losses, or the transfer of activities between segments. Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items.

Given the transformational nature of the transaction with Anheuser-Busch, AB InBev is presenting in this management report the 2008 consolidated volumes and results up to Normalized EBIT on a combined basis (including financials of Anheuser-Busch for the 12 months of 2008 in the comparative base) and as such these financials are included in the organic growth calculations. The profit, cash flow and balance sheet are presented as reported in 2008.

Both from an accounting and managerial perspective, AB InBev is organized along seven business zones. Upon the acquisition of Anheuser-Busch, the Anheuser-Busch businesses are reported according to their geographical presence in the following segments: the US beer business and Modelo are reported in zone North America, the UK business is reported in zone Western Europe, the Harbin, Budweiser China business and Tsingtao are reporting in zone Asia Pacific and the Export, Entertainment and Packaging businesses are reported in the Global Export and Holding Companies segment.

AB INBEV WORLDWIDE	2008 Combined	Scope[1]	Currency translation	Organic growth	2009	Organic growth %

Volumes (thousand hectoliters)	416 113	(4 739)	—	(2 771)	408 603	(0.7)%
Revenue	39 158	(675)	(2 680)	956	36 758	2.5%
Cost of sales	(19 443)	501	1 106	638	(17 198)	3.4%
Gross profit	19 715	(174)	(1 575)	1 594	19 560	8.2%
Distribution expenses	(3 454)	(10)	279	513	(2 671)	14.9%
Sales & marketing expenses	(5 364)	85	398	(111)	(4 992)	(2.1)%
Administrative expenses	(2 270)	(31)	180	(190)	(2 310)	(8.2)%
Other operating income/(expenses)	496	158	(40)	47	661	9.7%
Normalized EBIT	9 122	29	(758)	1 854	10 248	20.8%
Normalized EBITDA	12 067	(13)	(977)	1 960	13 037	16.6%
Normalized EBITDA margin	30.8%				35.5%	415	bp

In 2009 AB InBev delivered EBITDA growth of 16.6%, while its EBITDA margin increased 415 bp, closing the year at 35.5%.

Consolidated volumes decreased 0.7% and soft drinks volume grew 2.7%. AB InBev’s focus brands grew 1.9%. Focus brands are those with the highest growth potential within each relevant consumer segment and where AB InBev makes the greatest marketing investment.

AB InBev’s revenue grew by 2.5% compared to the previous year.

AB InBev’s total Cost of Sales (CoS) for 2009 decreased 3.4% overall and 1.1% on a per hectoliter basis (excluding US entertainment and packaging activities) as the company benefited from procurement efficiencies, synergy programs and lower costs of non-hedgeable inputs.

[1]	See Glossary.

VOLUMES

The table below summarizes the volume evolution per zone and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Western Europe. Volumes sold by the global export business are shown separately. The pro-rata stake of volumes in Modelo and Tsingtao are not included in the reported volumes.

Thousand hectoliters	2008 Combined	Scope	Organic growth	2009	Organic growth %

North America	140 558	(3 116)	(2 798)	134 644	(2.0)%
Latin America North	101 519	(608)	8 883	109 794	8.8%
Latin America South	33 698	920	(1 299)	33 319	(3.8)%
Western Europe	34 969	54	(1 716)	33 306	(4.9)%
Central and Eastern Europe	46 142	(1 119)	(4 845)	40 178	(10.8)%
Asia Pacific	56 438	(2 911)	(1 041)	52 486	(2.0)%
Global Export and Holding Companies	2 788	2 041	46	4 875	1.0%

AB InBev Worldwide	416 113	(4 739)	(2 771)	408 603	(0.7)%

North America 2009 volumes decreased 2.0%. In the United States, shipment volumes declined 2.0%. Domestic US beer selling-day adjusted sales-to-retailers (STRs) decreased 1.9%, in line with a softer industry. STR market share of 48.9% was on par with last year, as we faced tough comparables reflecting the successful introductions of Bud Light Lime mid 2008. In Canada, beer volumes fell 1.1% in 2009 due to a weak industry environment and market share loss. Despite industry slowdown and significant competitive activity across Canada, AB InBev continued to invest behind its Focus Brands and innovation.

Latin America North delivered strong volume growth of 8.8% in 2009, with beer volume growth of 9.2% and soft drinks increasing 7.8%. In Brazil, beer volume grew 9.9% in 2009 as a result of improved economic conditions and market share gains. The market share gains resulted from a strong market reception to AB InBev’s packaging innovations such as the 1 liter bottle and the 269 ml can, as well as product innovation, notably Antarctica Sub Zero. In 2009, AB InBev recorded market share gains of 120 bps, reaching 68.7%.

Latin America South 2009 volumes declined 3.8% amidst an industry slowdown across most markets. Volumes of non-alcoholic beverages fell 7.4%. In Argentina, beer volumes decreased 0.3% in 2009 resulting from a weak industry performance. However, AB InBev’s premium brands continued to perform well. Stella Artois grew 19.8% in 2009, fueled by new campaigns extending the brand’s growth momentum. AB InBev’s 2009 market share came in slightly ahead of last year.

Western Europe own beer volumes in 2009 declined 2.4%, while total volumes including subcontracted volumes declined 4.9% largely due to a contracting industry. Own beer volumes in Belgium fell 1.1% in 2009. In Germany, own beer volumes fell 4.9% in 2009, driven largely by a deteriorating industry and aggressive competitor pricing leading to market share loss. In the United Kingdom, own beer volumes decreased 2.7% in 2009. Full year volume growth of AB InBev’s Focus Brands was more than offset by continuing decline in the on-trade industry, coupled with a decline in the off-trade, after several years of expansion.

Central and Eastern Europe volumes decreased 10.8% in 2009 reflecting industry declines in all countries. In Russia, volumes declined 13.1% in 2009. Market share losses in 2009 resulted primarily from AB InBev’s strategic de-emphasis of the value segment. In Ukraine, beer volumes fell 4.8% in 2009.

Asia Pacific volumes declined 2.0% in 2009, with China volumes down 2.4%, and volumes in Korea contributing with 3.4% volume growth prior to the business divestiture. AB InBev’s Chinese Focus Brands Budweiser and Harbin delivered volume growth of 12.1% and 9.3%, respectively.

OPERATING ACTIVITIES BY ZONE

The tables below provide a summary of the performance of each geographical zone, in million US dollar, except volumes in thousand hectoliters.

AB INBEV WORLDWIDE	2008 Combined	Scope	Currency translation	Organic growth	2009	Organic growth %

Volumes	416 113	(4 739)	—	(2 771)	408 603	(0.7)%
Revenue	39 158	(675)	(2 680)	956	36 758	2.5%
Cost of sales	(19 443)	501	1 106	638	(17 198)	3.4%
Gross profit	19 715	(174)	(1 575)	1 594	19 560	8.2%
Distribution expenses	(3 454)	(10)	279	513	(2 671)	14.9%
Sales & marketing expenses	(5 364)	85	398	(111)	(4 992)	(2.1)%
Administrative expenses	(2 270)	(31)	180	(190)	(2 310)	(8.2)%
Other operating income/(expenses)	496	158	(40)	47	661	9.7%
Normalized EBIT	9 122	29	(758)	1 854	10 248	20.8%
Normalized EBITDA	12 067	(13)	(977)	1 960	13 037	16.6%
Normalized EBITDA margin	30.8%				35.5%	415	bp

NORTH AMERICA	2008 Combined	Scope	Currency translation	Organic growth	2009	Organic growth %

Volumes	140 558	(3 116)	—	(2 798)	134 644	(2.0)%
Revenue	15 571	—	(180)	95	15 486	0.6%
Cost of sales	(7 948)	57	49	317	(7 525)	4.0%
Gross profit	7 623	57	(130)	412	7 961	5.4%
Distribution expenses	(1 128)	—	33	304	(792)	26.9%
Sales & marketing expenses	(1 794)	—	20	80	(1 694)	4.5%
Administrative expenses	(869)	(43)	11	265	(636)	28.5%
Other operating income/(expenses)	(62)	158	—	(42)	54	(61.8)%
Normalized EBIT	3 769	172	(67)	1 019	4 894	27.5%
Normalized EBITDA	4 697	172	(77)	1 076	5 868	23.2%
Normalized EBITDA margin	30.2%				37.9%	669	bp

LATIN AMERICA NORTH	2008 Combined	Scope	Currency translation	Organic growth	2009	Organic growth %

Volumes	101 519	(608)	—	8 883	109 794	8.8%
Revenue	7 664	(6)	(982)	972	7 649	12.7%
Cost of sales	(2 634)	(1)	309	(162)	(2 487)	(6.2)%
Gross profit	5 031	(6)	(673)	810	5 161	16.1%
Distribution expenses	(916)	3	96	35	(781)	3.9%
Sales & marketing expenses	(838)	—	126	(305)	(1 016)	(36.7)%
Administrative expenses	(418)	—	69	(202)	(551)	(48.6)%
Other operating income/(expenses)	208	1	(32)	66	243	32.0%
Normalized EBIT	3 067	(2)	(414)	404	3 056	13.1%
Normalized EBITDA	3 540	5	(468)	415	3 492	11.7%
Normalized EBITDA margin	46.2%				45.7%	(39	) bp

LATIN AMERICA SOUTH	2008 Combined	Scope	Currency translation	Organic growth	2009	Organic growth %

Volumes	33 698	920	—	(1 299)	33 319	(3.8)%
Revenue	1 855	35	(277)	286	1 899	15.3%
Cost of sales	(782)	(21)	112	(44)	(735)	(5.6)%
Gross profit	1 073	14	(166)	242	1 163	22.5%
Distribution expenses	(145)	(5)	27	(43)	(166)	(28.7)%
Sales & marketing expenses	(191)	(2)	28	(17)	(182)	(8.8)%
Administrative expenses	(72)	(1)	9	(9)	(73)	(12.4)%
Other operating income/(expenses)	11	—	1	(24)	(12)	(212.7)%
Normalized EBIT	676	6	(101)	150	731	22.3%
Normalized EBITDA	808	6	(123)	184	875	22.8%
Normalized EBITDA margin	43.5%				46.1%	280	bp

WESTERN EUROPE	2008 Combined	Scope	Currency translation	Organic growth	2009	Organic growth %

Volumes	34 969	54	—	(1 716)	33 306	(4.9)%
Revenue	4 967	(94)	(479)	(82)	4 312	(1.7)%
Cost of sales	(2 354)	47	256	89	(1 962)	3.9%
Gross profit	2 613	(46)	(223)	7	2 351	0.3%
Distribution expenses	(615)	13	48	97	(457)	16.1%
Sales & marketing expenses	(1 001)	5	82	116	(798)	11.6%
Administrative expenses	(348)	(2)	37	(76)	(389)	(21.6)%
Other operating income/(expenses)	(143)	24	(6)	19	(107)	15.0%
Normalized EBIT	505	(7)	(61)	162	599	32.7%
Normalized EBITDA	976	(9)	(98)	114	983	11.8%
Normalized EBITDA margin	19.6%				22.8%	266	bp

CENTRAL AND EASTERN EUROPE	2008 Combined	Scope	Currency translation	Organic growth	2009	Organic growth %

Volumes	46 142	(1 119)	—	(4 845)	40 178	(10.8)%
Revenue	3 267	(93)	(707)	24	2 492	0.8%
Cost of sales	(1 693)	45	361	93	(1 194)	5.7%
Gross profit	1 573	(47)	(346)	117	1 298	7.7%
Distribution expenses	(410)	10	67	92	(241)	23.0%
Sales & marketing expenses	(660)	26	131	18	(485)	2.9%
Administrative expenses	(176)	4	36	(34)	(171)	(20.1)%
Other operating income/(expenses)	(132)	—	(3)	14	(121)	10.6%
Normalized EBIT	196	(8)	(114)	207	281	110.4%
Normalized EBITDA	571	(20)	(207)	255	599	46.3%
Normalized EBITDA margin	17.5%				24.1%	763	bp

ASIA PACIFIC	2008 Combined	Scope	Currency translation	Organic growth	2009	Organic growth %

Volumes	56 438	(2 911)	—	(1 041)	52 486	(2.0)%
Revenue	2 285	(308)	(35)	43	1 985	2.2%
Cost of sales	(1 258)	186	8	12	(1 052)	1.2%
Gross profit	1 027	(122)	(27)	56	933	6.2%
Distribution expenses	(105)	(41)	4	—	(142)	—
Sales & marketing expenses	(589)	37	3	8	(542)	1.6%
Administrative expenses	(116)	1	1	(28)	(142)	(24.9)%
Other operating income/(expenses)	26	(5)	1	14	36	78.3%
Normalized EBIT	243	(131)	(17)	49	144	40.4%
Normalized EBITDA	452	(148)	(16)	61	349	19.7%
Normalized EBITDA margin	19.8%				17.6%	225	bp

GLOBAL EXPORT AND HOLDING COMPANIES	2008 Combined	Scope	Currency translation	Organic growth	2009	Organic growth %

Volumes	2 788	2 041	—	46	4 875	1.0%
Revenue	3 548	(211)	(20)	(382)	2 936	(11.5)%
Cost of sales	(2 774)	187	11	332	(2 243)	12.9%
Gross profit	774	(23)	(9)	(49)	692	(6.6)%
Distribution expenses	(135)	12	3	28	(93)	22.5%
Sales & marketing expenses	(289)	19	7	(12)	(275)	(4.6)%
Administrative expenses	(271)	11	17	(105)	(349)	(40.1)%
Other operating income/(expenses)	589	(19)	(1)	—	568	—
Normalized EBIT	667	(1)	16	(138)	543	(20.7)%
Normalized EBITDA	1 024	(20)	12	(145)	870	(14.5)%

REVENUE

Full year 2009 consolidated revenue grew 2.5% to 36 758m US dollar. The increase in revenue per hectoliter of 4.5% largely reflects selective price increases to offset higher costs incurred in 2008.

COST OF SALES

Consolidated cost of sales (“CoS”) for 2009 decreased 3.4% overall and 1.1% per hectoliter, driven by procurement best practices, synergies in the US and gains in Asia Pacific, while Latin America South and Central and Eastern Europe continued to face higher CoS/hl compared to last year. In addition, CoS benefited from favorable transactional currency impact and, to lesser extent, from falling spot prices for non-hedgeable input costs.

OPERATING EXPENSES

Operating expenses decreased 2.5% in 2009.

Distribution expenses decreased 14.9% in 2009, driven by lower fuel and transportation costs, synergy generation and reduction of out-of-pattern distribution expenses in the US, and lower tariffs in Central and Eastern Europe.

Sales and marketing expenses increased 2.1% in 2009, with higher second half investments partly offset by a reduction of non-working money through the synergy program as well as media deflation in key markets.

Administrative expenses increased 8.2% in 2009 as ZBB (zero based budgeting) savings were offset by higher accruals for variable compensation compared to 2008, when the people in Global Export and Holding Companies and most zones did not receive any variable compensation as a result of the business performance at that time.

Other operating income/expenses increased 9.7% to 661m US dollar in 2009.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

2009 EBITDA grew 16.6% to 13 037m US dollar, with EBITDA margin of 35.5% compared to 30.8% in 2008 on a combined basis, up 415 bp organically.

•

North America organic EBITDA increase of 23.2% to 5 868m US dollar in 2009. EBITDA margin improved from 30.2% in 2008 on a combined basis to 37.9% in 2009, attributable to synergy savings and operational discipline;

•

Latin America North EBITDA rose 11.7% to 3 492m US dollar with a slight EBITDA margin contraction of 39 bp to 45.7%, as strong revenue growth and cost management was offset by higher marketing expenses;

•

Latin America South EBITDA rose 22.8% to 875m US dollar in 2009, primarily from revenue growth, offset by higher sales and marketing expenses on the back of commercial campaigns, and increased distribution expenses;

•

Western Europe EBITDA increased 11.8% to 983m US dollar, and the EBITDA margin improved 266 bp to 22.8% due to reduced distribution expenses and sales and marketing savings including media cost deflation;

•

Central and Eastern Europe EBITDA grew 46.3% to 599m US dollar with margin improvement from 17.5% to 24.1%, driven by higher prices, lower CoS and distribution expenses due to lower transport tariffs, and successful logistic optimization projects;

•

Asia Pacific achieved EBITDA growth of 19.7% to 349m US dollar driven by gross margin expansion and operational efficiencies. Zone EBITDA margin was 17.6%, up 225 bp from last year with Oriental Brewery reflected in normalized full year figures until disposal;

•	Global Export and Holding Companies, reported an EBITDA of 870m US dollar in 2009, a decrease of 145m US dollar year over year.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Million US dollar	Notes	2009	2008 Reported

Profit attributable to equity holders of AB InBev		4 613	1 927
Non-controlling interest		1 264	1 199
Profit		5 877	3 126
Income tax expense	12	1 786	674
Share of result of associates		(513)	(60)
Non-recurring net finance cost	8	629	187
Net finance cost		3 790	1 413
Non-recurring items	8	(1 321)	558
Normalized EBIT		10 248	5 898
Depreciation, amortization and impairment		2 789	1 913
Normalized EBITDA		13 037	7 811

PROFIT

Normalized profit attributable to equity holders of Anheuser-Busch InBev was 3 927m US dollar (normalized EPS 2.48 US dollar) in 2009, compared to 2 511m US dollar in 2008. On a reported basis, profit attributable to equity holders of AB InBev for 2009 was 4 613m US dollar, which included the following impacts:

•

Net finance cost: 3 790m US dollar (versus 1 413m US dollar in 2008). The increase is mainly explained by the interest charges on the existing Anheuser-Busch debt, the interest charges on the senior facilities to fund the acquisition of Anheuser-Busch and the amortization of the arrangement fees paid on the senior facilities;

•

Non-recurring net finance cost: 629m US dollar was recognized as a non-recurring financial expense. As a result of the early repayment of the senior facilities AB InBev incurred hedging losses of 474m US dollar due to interest rate swaps that are no longer considered effective and 145m US dollar of accelerated accretion expenses. Additionally, AB InBev incurred hedging losses of 10m US dollar on hedges that are no longer effective due to the sale of its Central European business;

•

Share of result of associates: 513m US dollar (versus 60m US dollar in 2008) is mainly due to the full year recognition of the result of AB InBev’s investment in Modelo, following the acquisition of Anheuser-Busch in 2008;

•

Income tax expense: 1 786m US dollar with an effective tax rate of 25.0% (versus 18.0% in 2008). The primary impact on income tax expense was due to the acquisition of Anheuser-Busch, which has a nominal tax rate of 40%. This increase was slightly offset by non-taxable and low taxable gains on disposals during the year;

•	Profit attributable to non-controlling interest: 1 264m US dollar compared to 1 199m US dollar in 2008.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the years ended 31 December 2009 and 2008 combined:

	2009	2008 Combined

US dollars	44.3%	43.1%
Brazilian real	19.8%	18.7%
Euro	8.5%	8.9%
Canadian dollars	5.3%	5.1%
Chinese yuan	4.7%	4.1%
Pound sterling	3.8%	4.3%
Russian ruble	3.1%	4.0%
Argentinean peso	3.1%	3.0%

The fluctuation of the foreign currency rates had a negative translation impact on AB InBev’s 2009 revenue of 2 680m US dollar (versus a positive impact in 2008 of 1 159m US dollar), Normalized EBITDA of 977m US dollar (versus a positive impact in 2008 of 459m US dollar) and Normalized EBIT of 758m US dollar (versus a positive impact in 2008 of 359m US dollar).

AB InBev’s profit (after tax) has been negatively affected by the fluctuation of foreign currencies for 599m US dollar (versus a positive impact in 2008 of 218m US dollar), while the negative translation impact on its EPS base (profit attributable to equity holders of AB InBev) was 441m US dollar or (0.28) per share (versus a positive impact in 2008 of 122m US dollar or 0.12 per share).

The impact of the fluctuation of the foreign currencies on AB InBev’s net debt is 897m US dollar (increase of net debt) and on its equity 2 216m US dollar (increase of equity). In 2008 there was an impact of 1 030m US dollar (increase of net debt) and (3 866)m US dollar (decrease of equity), respectively.

NON-RECURRING ITEMS

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature.

Details on the nature of the non-recurring items are disclosed in Note 8 Non-recurring items.

Liquidity position and capital resources

CASH FLOWS

AB InBev’s cash flow from operating activities increased from 5 533m US dollar in 2008 to 9 124m US dollar in 2009, mainly explained by the higher profit following the acquisition of Anheuser-Busch, as well as strong working capital management, partly offset by an increase in interests and taxes paid. AB InBev devotes substantial efforts to the more efficient use of its working capital especially those elements of working capital that are perceived as ‘core’ (including trade receivables, inventories and trade payables). The changes in working capital contributed 787m US dollar to the operational cash flow in 2009. This change includes (578)m US dollar cash outflow from derivatives. Excluding the impact of the derivatives, the change in working capital would have resulted in a 1 365m US dollar cash impact.

The evolution of the cash used in investment activities from (54 878)m US dollar in 2008 to 5 269m US dollar in 2009 mainly results from the cash outflow from the combination with Anheuser-Busch in 2008 followed by the cash inflow from the disposal program AB InBev executed in 2009. Pursuant to this disposal program AB InBev divested during 2009 its 27 % stake in Tsingtao (China), Oriental Brewery (Korea), four metal beverage can lid manufacturing plants from the US metal packaging subsidiary, Busch Entertainment Corporation, the Central European Operations, the Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland and the Labatt USA distribution rights. Further details on the acquisition of Anheuser-Busch and on the acquisitions and disposals of other subsidiaries and on the purchase of non-controlling interests are disclosed respectively in Note 6 Acquisitions and disposals of subsidiaries and in Note 14 Goodwill. Further detail on the disposal of assets and investments in associates are disclosed respectively in Note 22 Assets and Liabilities held for sale and in Note 16 Investment in associates.

AB InBev’s net capital expenditures amounted to 1 386m US dollar in 2009 and 2 424m US dollar in 2008. Out of the total capital expenditures of 2009 approximately 47% was used to improve its production facilities while 43% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software.

The cash outflow from AB InBev’s financing activities amounted to (13 096)m US dollar in 2009, mainly reflecting the effects of its deleveraging program. In 2008, there was a cash inflow of 49 879m US dollar reflecting the funding of the combination with Anheuser-Busch.

AB InBev’s cash and cash equivalents less bank overdrafts as at 31 December 2009 amounted to 3 661m US dollar. As of 31 December 2009, the company had an aggregate of 1 029m US dollar available under committed short-term credit facilities and an aggregate of 4 965m US dollar available under committed long-term credit facilities. Although AB InBev may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund its continuing operations.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt decreased to 45 174m US dollar as of 31 December 2009, from 56 660m US dollar as of 31 December 2008.

Apart from operating results net of capital expenditures, the net debt is impacted by the net proceeds from the sale of associates, subsidiaries and assets (7 372m US dollar), dividend payments to shareholders of AB InBev (598m US dollar); dividend payments to non-controlling shareholders of AmBev (680m US dollar); the payment to former shareholders of Anheuser-Busch and transaction costs (579m US dollar); and the impact of changes in foreign exchange rates (897m US dollar increase of net debt).

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement (of which 44 billion US dollar was ultimately drawn) and a 9.8 billion US dollar bridge facility agreement, enabling us to consummate the acquisition, including the payment of 52.5 billion US dollar to shareholders of Anheuser-Busch, refinancing certain Anheuser-Busch indebtedness, payment of all transaction charges, fees and expenses and accrued but unpaid interest to be paid on Anheuser-Busch’s outstanding indebtedness. On 18 December 2008, AB InBev repaid the debt it incurred under the bridge facility with the net proceeds of the rights issue and cash proceeds received by AB InBev from pre-hedging the foreign exchange rate between the euro and the US dollar in connection with the rights issue. As of December 2009, AB InBev has refinanced approximately 27 billion US dollar of the 44 billion US dollar debt incurred under the senior credit facility with the proceeds of several debt capital markets offerings and the proceeds from the disposal program.

Net debt to normalized EBITDA as of 31 December 2009 was 3.7 on the Reference base, i.e. calculating EBITDA as if all divestitures had closed on 1 January 2009 – see also further Adjusted segment information.

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2009 was 30 318m US dollar, compared to 22 442m US dollar at the end of 2008. The combined effect of the strengthening of mainly the closing rates of the Brazilian real, the Canadian dollar, the euro, the pound sterling and the Mexican peso and the weakening of mainly the closing rates of the Argentinean peso, the Chinese yuan and the Russian ruble resulted in a foreign exchange translation adjustment of 2 216m US dollar. Further details on equity movements can be found in the consolidated statement of changes in equity.

Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 24 Interest-bearing loans and borrowings and Note 29 Risks arising from financial instruments.

Research and development

Given its focus on innovation, AB InBev places a high value on research and development. In 2009 AB InBev expensed 159m US dollar in research and development, compared to 75m US dollar in 2008. Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimization and product development.

Research and development in process optimization is primarily aimed at capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure), quality improvement and cost management. Newly developed processes, materials and/or equipment are documented in best practices and shared across business zones. Current projects range from malting to bottling of finished products.

Research and development in product innovation covers liquid, packaging and draft innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation (that is, implementation of existing technology). The main goal for the innovation process is to provide consumers with better products and experiences. This implies launching new liquid, new packaging and new draught products that deliver better performance both for the consumer and in terms of financial results, by increasing AB InBev’s competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offering of beverages increasing, AB InBev’s research and development efforts also require an understanding of the strengths and weaknesses of other drink categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer need and deliver better experience. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to AB InBev’s research and development efforts.

Knowledge management and learning is also an integral part of research and development. AB InBev seeks to continuously increase its knowledge through collaborations with universities and other industries.

AB InBev’s research and development team is briefed annually on the company’s and the business zones’ priorities and approves concepts which are subsequently prioritized for development. Launch time, depending on complexity and prioritization, usually falls within the next calendar year.

The Global Innovation and Technology Center (“GITeC”), located in Leuven, accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis. In addition to GITeC, AB InBev also has Product, Packaging and Process development teams located in each of the six AB InBev geographic regions focusing on the short-term needs of such regions.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used or the introduction of similar restrictions may constraint AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on AB InBev’s results of operations.

AB InBev relies on key third parties, including key suppliers for a range of raw materials for beer and soft drinks, and for packaging material. The termination of or material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition in its various markets could cause AB InBev to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent AB InBev from increasing prices to recover higher cost and thereby cause AB InBev to reduce margins or lose market share, any of which could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

The consolidation of retailers could result in reduced profitability for the beer industry as a whole and indirectly adversely affects AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations. Also, public concern about beer consumption and any resulting restrictions may cause the social acceptability of beer to decline significantly and consumption trends to shift away from beer to non-alcoholic beverages, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof as well as being subject to regulatory scrutiny, could have a material adverse effect on AB InBev’s business. In particular, the terms and conditions of any authorizations, approvals and/or clearances still to be obtained, or any of the proceedings or actions that seek equitable or other relief that affects the combination of InBev with Anheuser-Busch and its operations in specific jurisdictions or its ability or that of its subsidiaries to exercise rights under existing agreements, or that may require AB InBev to take other actions, including the divestiture of any of its assets or businesses, could diminish substantially the synergies and the advantages which AB InBev expects from the Anheuser-Busch acquisition, and have a material adverse effect on AB InBev and on the trading price of its securities.

Negative publicity regarding AB InBev’s products (e.g. because of concerns over alcoholism, under age drinking or obesity) or publication of studies indicating a significant risk in using AB InBev’s products generally or changes in consumer perceptions in relation to AB InBev’s products could adversely affect the sale and consumption of AB InBev’s products and could have a material adverse effect on its business, results of operations, cash flows or financial condition.

Demand for AB InBev’s products may be adversely affected by changes in consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways. Failure by AB InBev to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact AB InBev’s business, results of operations and financial condition.

The beer and beverage industry may be subject to changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in taxation tend to reduce overall consumption and encourage consumers to switch to lower-taxed categories of beverages. An increase in beer excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations.

Seasonal consumption cycles and adverse weather conditions in the markets in which AB InBev operates may result in fluctuations in demand for AB InBev’s products and therefore may have an adverse impact on AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to emerging market risks as a proportion of AB InBev’s operations are carried out in emerging European, Asian and Latin American markets, which could adversely impact AB InBev’s business, results of operations and financial condition.

If any of AB InBev products is defective or found to contain contaminants, AB InBev may, despite of it having certain product liability insurance policies in place, be subject to product recalls or other liabilities, which could adversely impact its business, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and it faces financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms. AB InBev has incurred substantial indebtedness in connection with the Anheuser-Busch acquisition. AB InBev financed the Anheuser-Busch acquisition in part with fully committed credit facilities. Although AB InBev repaid the debt incurred under the bridge facility and it refinanced a portion of the debt incurred under the senior acquisition facilities, AB InBev will still have an increased level of debt after the acquisition, which could have significant adverse consequences on AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its ability to fund future working capital and capital expenditure, to engage in future acquisitions or developmental activities or to otherwise fully realize the value of its assets and opportunities, (iii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iv) impairing its ability to obtain additional financing in the future and (v) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions). AB InBev could also be at a competitive disadvantage compared to other companies that have less debt. AB InBev’s ability to repay its outstanding indebtedness will be partially dependent upon market conditions. Unfavorable conditions could increase costs beyond what is currently anticipated and these costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev expects to reduce the amount of dividends it will pay in the first two to three years after the closing of the acquisition, and may have to make further reductions or reduce dividends for a longer period as a result of management’s strategy to reduce the leverage of AB InBev and its increased level of debt and the effect of the financial covenants in its debt facilities entered into to fund the acquisition. Further, rating agencies may downgrade AB InBev’s credit ratings below its current levels as a result of the merger and the incurrence of the related financial indebtedness, and this would adversely affect AB InBev’s refinancing capacity and business. In addition, AB InBev’s failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed could adversely impact its business, results of operations and financial condition.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into US dollars for reporting purposes. Also, there can be no assurance that the policies in place to manage commodity price and foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long-term. Further, financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay its substantially increased debt resulting from the Anheuser-Busch acquisition and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiency could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals.

The integration process resulting from the acquisition involves inherent costs and uncertainties, and there is no assurance that the acquisition will achieve the business growth opportunities, cost savings, increased profits, synergies and other benefits that AB InBev currently anticipates.

AB InBev may not be able to successfully carry out further acquisitions and business integrations or restructuring.

If the combination of the businesses meets with unexpected difficulties, or if the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future which could be significant and which could have an adverse effect on AB InBev’s results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of its activities in Cuba based on its identification as a state sponsor of terrorism and target of US economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdown, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. The reorganization and restructuring of AB InBev’s business to meet current market challenges or as a result of the Anheuser-Busch acquisition has indeed led to a more strained relationship with unions in some of its operations. AB InBev’s production may also be affected by work stoppages or slowdowns that effect its suppliers, as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress, or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

Information technology failures or interruptions could disrupt AB InBev’s operations and could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

AB InBev’s insurance coverage may not be sufficient. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and economic and financial crisis, which could have an adverse effect on AB InBev’s ability to access capital, on AB InBev’s business, results of operations and financial condition and on the market price of AB InBev’s shares and ADSs, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 32 Contingencies of the consolidated financial statements.

The uncertainties about the effects of the Anheuser-Busch acquisition could cause disruptions to AB InBev’s business and materially and adversely affect AB InBev’s businesses and operations.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 29 of the 2009 consolidated financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the balance sheet date

Please refer to Note 34 Events after the balance sheet date of the consolidated financial statements.

Adjusted segment information

Effective from 1 January 2010 onward, AB InBev has updated its segment reporting for purposes of internal review by senior management. This presentation treats all divestitures as if they had closed on 1 January 2009. In addition, certain intra–group transactions, which were previously recorded in the zones, are recorded in the Global export and holding companies segment, thus with no impact at the consolidated level. The tables below provide the segment information per zone for 2009 in the format that will be used by management as of 2010 to monitor performance. The differences between the 2009 Reference base and the comparable 2009 audited income statement represent the effect of divestitures.

AB INBEV WORLDWIDE	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	4Q 2009 Reference base	2009 Reference base

Volumes	90 625	98 278	102 044	100 123	391 070
Revenue	7 568	8 459	8 808	9 026	33 862
Cost of sales	(3 559)	(3 830)	(4 013)	(4 130)	(15 532)
Gross profit	4 009	4 629	4 795	4 896	18 330
Distribution expenses	(563)	(626)	(657)	(687)	(2 533)
Sales & marketing expenses	(963)	(1 096)	(1 200)	(1 359)	(4 618)
Administrative expenses	(479)	(559)	(507)	(682)	(2 227)
Other operating income/(expenses)	74	269	115	191	649
Normalized EBIT	2 078	2 617	2 546	2 359	9 600
Normalized EBITDA	2 657	3 229	3 169	3 054	12 109
Normalized EBITDA margin	35.1%	38.2%	36.0%	33.8%	35.8%

NORTH AMERICA	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	4Q 2009 Reference base	2009 Reference base

Volumes	32 750	35 641	35 275	29 927	133 593
Revenue	3 724	4 101	4 058	3 497	15 380
Cost of sales	(1 780)	(1 870)	(1 897)	(1 708)	(7 254)
Gross profit	1 944	2 231	2 162	1 789	8 125
Distribution expenses	(177)	(215)	(208)	(178)	(778)
Sales & marketing expenses	(381)	(410)	(461)	(439)	(1 691)
Administrative expenses	(151)	(144)	(155)	(182)	(633)
Other operating income/(expenses)	5	183	16	27	232
Normalized EBIT	1 240	1 645	1 354	1 017	5 255
Normalized EBITDA	1 465	1 882	1 583	1 295	6 225
Normalized EBITDA margin	39.3%	45.9%	39.0%	37.0%	40.5%

LATIN AMERICA NORTH	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	4Q 2009 Reference base	2009 Reference base

Volumes	25 881	24 078	25 803	34 032	109 794
Revenue	1 556	1 555	1 838	2 699	7 649
Cost of sales	(504)	(482)	(615)	(887)	(2 488)
Gross profit	1 052	1 073	1 224	1 812	5 161
Distribution expenses	(161)	(161)	(194)	(264)	(781)
Sales & marketing expenses	(183)	(231)	(240)	(362)	(1 016)
Administrative expenses	(100)	(132)	(132)	(188)	(551)
Other operating income/(expenses)	40	50	63	91	244
Normalized EBIT	647	599	721	1 089	3 056
Normalized EBITDA	742	698	831	1 222	3 493
Normalized EBITDA margin	47.7%	44.9%	45.2%	45.3%	45.7%

LATIN AMERICA SOUTH	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	4Q 2009 Reference base	2009 Reference base

Volumes	9 215	6 627	7 208	10 269	33 319
Revenue	507	376	419	597	1 899
Cost of sales	(193)	(158)	(170)	(215)	(736)
Gross profit	315	218	249	382	1 163
Distribution expenses	(42)	(36)	(37)	(51)	(166)
Sales & marketing expenses	(39)	(38)	(52)	(53)	(182)
Administrative expenses	(13)	(21)	(20)	(19)	(73)
Other operating income/(expenses)	(5)	4	(4)	(3)	(7)
Normalized EBIT	216	128	135	257	735
Normalized EBITDA	250	163	172	294	879
Normalized EBITDA margin	49.3%	43.5%	41.0%	49.2%	46.3%

WESTERN EUROPE	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	4Q 2009 Reference base	2009 Reference base

Volumes	6 549	8 902	8 784	8 098	32 333
Revenue	821	1 153	1 171	1 076	4 221
Cost of sales	(416)	(526)	(548)	(546)	(2 037)
Gross profit	405	627	623	530	2 184
Distribution expenses	(98)	(107)	(109)	(103)	(418)
Sales & marketing expenses	(192)	(173)	(192)	(218)	(775)
Administrative expenses	(83)	(98)	(79)	(128)	(389)
Other operating income/(expenses)	15	25	21	27	87
Normalized EBIT	46	273	264	107	690
Normalized EBITDA	136	366	362	208	1 072
Normalized EBITDA margin	16.6%	31.7%	30.9%	19.3%	25.4%

CENTRAL AND EASTERN EUROPE	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	4Q 2009 Reference base	2009 Reference base

Volumes	5 508	8 440	7 714	5 792	27 454
Revenue	281	466	449	374	1 571
Cost of sales	(161)	(226)	(224)	(209)	(822)
Gross profit	120	240	225	164	749
Distribution expenses	(34)	(46)	(41)	(35)	(157)
Sales & marketing expenses	(47)	(85)	(78)	(87)	(297)
Administrative expenses	(22)	(40)	(26)	(37)	(126)
Other operating income/(expenses)	—	—	2	2	4
Normalized EBIT	17	68	82	7	174
Normalized EBITDA	62	121	137	66	385
Normalized EBITDA margin	21.9%	26.0%	30.4%	17.5%	24.5%

ASIA PACIFIC	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	4Q 2009 Reference base	2009 Reference base

Volumes	9 285	13 095	16 068	10 465	48 914
Revenue	369	440	515	395	1 720
Cost of sales	(223)	(242)	(260)	(222)	(947)
Gross profit	145	199	256	173	773
Distribution expenses	(24)	(30)	(35)	(30)	(120)
Sales & marketing expenses	(93)	(115)	(135)	(151)	(493)
Administrative expenses	(31)	(36)	(30)	(35)	(132)
Other operating income/(expenses)	6	2	6	24	37
Normalized EBIT	2	19	62	(19)	65
Normalized EBITDA	46	69	110	34	259
Normalized EBITDA margin	12.5%	15.6%	21.3%	8.5%	15.0%

GLOBAL EXPORT AND HOLDING COMPANIES	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	4Q 2009 Reference base	2009 Reference base

Volumes	1 437	1 495	1 192	1 539	5 663
Revenue	309	369	357	388	1 423
Cost of sales	(280)	(327)	(299)	(343)	(1 249)
Gross profit	29	42	58	45	174
Distribution expenses	(26)	(31)	(33)	(24)	(114)
Sales & marketing expenses	(27)	(45)	(42)	(50)	(164)
Administrative expenses	(78)	(88)	(66)	(92)	(324)
Other operating income/(expenses)	13	5	10	24	53
Normalized EBIT	(89)	(116)	(73)	(98)	(375)
Normalized EBITDA	(44)	(70)	(25)	(65)	(204)

Statement of the Board of Directors

The board of directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with International Financial Reporting Standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

KPMG Bedrijfsrevisoren - Réviseurs d’Entreprises Bourgetlaan - Avenue du Bourget 40 1130 Brussel - Bruxelies Belgium	Tel +32 (0)2 708 43 00 Fax +32 (0)2 708 43 99 vww.kpmg.be

STATUTORY AUDITOR’S REPORT TO THE GENERAL MEETING OF SHAREHOLDERS

OF ANHEUSER-BUSCH INBEV NV/SA ON THE CONSOLIDATED FINANCIAL

STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2009

In accordance with legal and statutory requirements, we report to you on the performance of our audit mandate. This report includes our opinion on the consolidated financial statements together with the required additional comment and information,

Unqualified audit opinion on the consolidated financial statements

We have audited the consolidated financial statements of Anheuser-Busch InBev NV/SA (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium. These consolidated accounts comprise the consolidated statement of financial position as of 31 December 2009 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as the summary of significant accounting policies and the other explanatory notes. The total of the consolidated statement of financial position amounts to USD (million) 112 525 and the consolidated income statement shows a profit for the year of USD (million) 5 877.

The Board of Directors of the company is responsible for the preparation of the consolidated financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing, legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the group’s internal control. We have also evaluated the appropriateness of the accounting policies used, the reasonableness of accounting estimates made by the company and the presentation of the consolidated financial statements, taken as a whole.

Statutory auditor’s report to the general meeting of shareholders of Anheuser-Busch InBev NV/SA on

the consolidated financial statements

for the year ended 31 December 2009

Finally, we have obtained from management and responsible officers of the company the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group’s net worth and financial position as of 31 December 2009 and of its results and cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

Additional comment and information

The preparation of the management report on the consolidated Financial statements and its content are the responsibility of the Board of Directors.

Our responsibility is to supplement our report with the following additional comment and information, which do not modify our audit opinion on the consolidated financial statements:

•

The management report on the consolidated financial statements includes the information required by law and is consistent with the consolidated financial statements. The financial information included in the management report labelled as ‘combined’ or ‘reference base’ has not been audited. We are, however, unable to comment on the description of the principal risks and uncertainties which the group is facing, and on its financial situation, its foreseeable evolution or the significant influence of certain facts on its future development. We can nevertheless confirm that the matters disclosed do not present any obvious inconsistencies with the information that we became aware of during the performance of our mandate.

•

As disclosed in the notes to the consolidated financial statements, the accounting policies applied when preparing these consolidated financial statements have been modified compared to the previous year.

Brussels, 3 March 2010

KPMG Bedrijfsrevisoren –Réviseurs d’Entreprises Statutory auditor represented by

Jos Briers Réviseur d’Entreprises/Bedrijfsrevisor

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar	Notes	2009	2008

Revenue		36 758	23 507
Cost of sales		(17 198)	(10 336)

Gross profit		19 560	13 171

Distribution expenses		(2 671)	(2 725)
Sales and marketing expenses		(4 992)	(3 510)
Administrative expenses		(2 310)	(1 478)
Other operating income/(expenses)	7	661	440

Profit from operations before non-recurring items		10 248	5 898

Restructuring (including impairment losses)	8	(153)	(457)
Fair value adjustments	8	(67)	(43)
Business and asset disposal (including impairment losses)	8	1 541	(38)
Disputes	8	—	(20)

Profit from operations		11 569	5 340

Finance cost	11	(4 291)	(1 701)
Finance income	11	501	288
Non-recurring finance cost	8	(629)	(187)

Net finance cost		(4 419)	(1 600)

Share of result of associates	16	513	60

Profit before tax		7 663	3 800

Income tax expense	12	(1 786)	(674)

Profit		5 877	3 126
Attributable to:
Equity holders of AB InBev		4 613	1 927
Non-controlling interest		1 264	1 199

Basic earnings per share	23	2.91	1.93
Diluted earnings per share	23	2.90	1.93

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2009	2008
Profit	5 877	3 126

Other comprehensive income:
Exchange differences on translation of foreign operations (gains/(losses))	2 468	(4 212)
Cash flow hedges
Recognized in equity	729	(2 311)
Removed from equity and included in profit or loss	478	(22)
Removed from equity and included in the initial cost of inventories	(37)	25
Actuarial gains/(losses)	134	(372)

Other comprehensive income, net of tax	3 772	(6 892)

Total comprehensive income	9 649	(3 766)
Attributable to:
Equity holders of AB InBev	8 168	(4 690)
Non-controlling interest	1 481	924

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at 31 December Million US dollar	Notes	2009	2008 Adjusted[1]	2008 Reported[2]

ASSETS
Non-current assets
Property, plant and equipment	13	16 461	19 671	19 674
Goodwill	14	52 125	50 244	49 556
Intangible assets	15	23 165	23 637	23 673
Investments in associates	16	6 744	6 871	6 868
Investment securities	17	277	239	239
Deferred tax assets	18	949	932	932
Employee benefits	25	10	8	8
Trade and other receivables	20	1 941	1 315	1 334

		101 672	102 917	102 284

Current assets
Investment securities	17	55	270	270
Inventories	19	2 354	2 868	2 903
Income tax receivable		590	580	580
Trade and other receivables	20	4 099	4 126	4 136
Cash and cash equivalents	21	3 689	2 936	2 936
Assets held for sale	22	66	51	51

		10 853	10 831	10 876

Total assets		112 525	113 748	113 160

EQUITY AND LIABILITIES
Equity
Issued capital	23	1 732	1 730	1 730
Share premium		17 515	17 477	17 477
Reserves		623	(3 247)	(3 247)
Retained earnings		10 448	6 482	6 482

Equity attributable to equity holders of AB InBev		30 318	22 442	22 442

Non-controlling interest		2 853	1 989	1 989

		33 171	24 431	24 431

Non-current liabilities
Interest-bearing loans and borrowings	24	47 049	48 039	48 025
Employee benefits	25	2 611	2 983	3 009
Deferred tax liabilities	18	12 495	12 569	12 076
Trade and other payables	28	1 979	1 763	1 688
Provisions	27	966	796	796

		65 100	66 150	65 594

Current liabilities
Bank overdrafts	21	28	765	765
Interest-bearing loans and borrowings	24	2 015	11 301	11 301
Income tax payable		526	405	405
Trade and other payables	28	11 377	10 238	10 206
Provisions	27	308	458	458

		14 254	23 167	23 135

Total equity and liabilities		112 525	113 748	113 160

The accompanying notes are an integral part of these consolidated financial statements.

[1]

2008 as reported, adjusted to reflect the opening balance sheet adjustments following the completion of the purchase price allocation of the Anheuser-Busch acquisition as required by IFRS 3 Business Combinations §45, which requires retrospective application of post-acquisition adjustments (refer Note 6 Acquisitions and disposals of subsidiaries).

[2]

2008 amounts previously reported in euro, as restated for the change in presentation currency to US dollar and reclassified to conform to the 2009 presentation in line with the adoption of the Improvements to IFRSs (2008).

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev										Non-controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total

As per 1 January 2008	559	8 802	(703)	117	4 893	89	(292)	(25)	6 617	20 057	1 892	21 949
Profit	—	—	—	—	—	—	—	—	1 927	1 927	1 199	3 126
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(3 866)	—	—	—	—	(3 866)	(346)	(4 212)
Cash flow hedges	—	—	—	—	—	(2 331)	—	—	—	(2 331)	23	(2 308)
Actuarial gains/losses	—	—	—	—	—	—	(420)	—	—	(420)	48	(372)
Total comprehensive income	—	—	—	—	(3 866)	(2 331)	(420)	—	1 927	(4 690)	924	(3 766)
Shares issued	1 171	8 675	—	—	—	—	—	—	—	9 846	—	9 846
Transaction cost capital increase	—	—	—	—	—	—	—	—	(117)	(117)	—	(117)
Dividends	—	—	—	—	—	—	—	—	(2 010)	(2 010)	(618)	(2 628)
Share-based payments	—	—	—	6	—	—	—	—	—	6	6	12
Treasury shares	—	—	(294)	—	—	—	—	(421)	—	(715)	(1)	(716)
Scope changes	—	—	—	—	—	—	—	—	65	65	(214)	(149)

As per 31 December 2008	1 730	17 477	(997)	123	1 027	(2 242)	(712)	(446)	6 482	22 442	1 989	24 431

	Attributable to equity holders of AB InBev										Non-controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ Losses	Other reserves	Retained earnings	Total

As per 1 January 2009	1 730	17 477	(997)	123	1 027	(2 242)	(712)	(446)	6 482	22 442	1 989	24 431
Profit	—	—	—	—	—	—	—	—	4 613	4 613	1 264	5 877
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	2 216	—	—	—	—	2 216	252	2 468
Cash flow hedges	—	—	—	—	—	1 190	—	—	—	1 190	(20)	1 170
Actuarial gains/losses	—	—	—	—	—	—	165	—	(16)	149	(15)	134
Total comprehensive income	—	—	—	—	2 216	1 190	165	—	4 597	8 168	1 481	9 649
Shares issued	2	38	—	—	—	—	—	—	—	40	—	40
Dividends	—	—	—	—	—	—	—	—	(669)	(669)	(722)	(1 391)
Share-based payments	—	—	—	145	—	—	—	—	—	145	10	155
Treasury shares	—	—	338	—	—	—	—	(184)	—	154	(3)	151
Scope changes	—	—	—	—	—	—	—	—	(9)	(9)	11	2
Other	—	—	—	—	—	—	—	—	47	47	87	134

As per 31 December 2009	1 732	17 515	(659)	268	3 243	(1 052)	(547)	(630)	10 448	30 318	2 853	33 171

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statement

For the year ended 31 December Million US dollar	2009	2008[1]

OPERATING ACTIVITIES
Profit	5 877	3 126
Depreciation, amortization and impairment	2 818	1 912
Impairment losses on receivables, inventories and other assets	167	149
Additions/(reversals) in provisions and employee benefits	188	572
Net finance cost	4 419	1 600
Loss/(gain) on sale of property, plant and equipment and intangible assets	(189)	(56)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale	(1 555)	(33)
Equity-settled share-based payment expense	208	63
Income tax expense	1 786	674
Other non-cash items included in the profit	24	(12)
Share of result of associates	(513)	(60)

Cash flow from operating activities before changes in working capital and use of provisions	13 230	7 935

Decrease/(increase) in trade and other receivables	149	201
Decrease/(increase) in inventories	301	(388)
Increase/(decrease) in trade and other payables	337	364
Pension contributions and use of provisions	(548)	(490)

Cash generated from operations	13 469	7 622

Interest paid	(2 908)	(975)
Interest received	132	126
Dividends received	—	1
Income tax paid	(1 569)	(1 241)

CASH FLOW FROM OPERATING ACTIVITIES	9 124	5 533

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets	327	228
Proceeds from sale of assets held for sale	877	76
Proceeds from sale of associates	936	13
Sale of subsidiaries, net of cash disposed of	5 232	47
Acquisition of subsidiaries, net of cash acquired	(608)	(51 626)
Purchase of non-controlling interest	(38)	(853)
Acquisition of property, plant and equipment and of intangible assets	(1 713)	(2 652)
Net proceeds/(acquisition) of other assets	227	(114)
Net repayments/(payments) of loans granted	29	3

CASH FLOW FROM INVESTING ACTIVITIES	5 269	(54 878)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	76	9 764
Net purchase of treasury shares	—	(797)
Proceeds from borrowings	27 834	56 425
Payments on borrowings	(39 627)	(11 953)
Cash net finance costs other than interests	(62)	(632)
Payment of finance lease liabilities	(4)	(6)
Dividends paid	(1 313)	(2 922)

CASH FLOW FROM FINANCING ACTIVITIES	(13 096)	49 879

Net increase/(decrease) in cash and cash equivalents	1 297	534

Cash and cash equivalents less bank overdrafts at beginning of year	2 171	1 831
Effect of exchange rate fluctuations	193	(194)

Cash and cash equivalents less bank overdrafts at end of year	3 661	2 171

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2009 presentation.

Notes to the consolidated financial statements

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Other operating income/(expenses)	7

Non-recurring items	8

Payroll and related benefits	9

Additional information on operating expenses by nature	10

Finance cost and income	11

Income taxes	12

Property, plant and equipment	13

Goodwill	14

Intangible assets	15

Investment in associates	16

Investment securities	17

Deferred tax assets and liabilities	18

Inventories	19

Trade and other receivables	20

Cash and cash equivalents	21

Assets and liabilities held for sale	22

Changes in equity and earnings per share	23

Interest-bearing loans and borrowings	24

Employee benefits	25

Share-based payments	26

Provisions	27

Trade and other payables	28

Risks arising from financial instruments	29

Operating leases	30

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	31

Contingencies	32

Related parties	33

Events after the balance sheet date	34

AB InBev companies	35

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116 000 employees based in operations in over 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, AB InBev realized 36.8 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

The consolidated financial statements of the company for the year ended 31 December 2009 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities.

The financial statements were authorized for issue by the board of directors on 3 March 2010.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2009 (collectively “IFRS”). AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2009.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)	BASIS OF PREPARATION AND MEASUREMENT

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic re-measurement), the cost approach is applied.

(B)	FUNCTIONAL AND PRESENTATION CURRENCY

Effective 1 January 2009, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar, reflecting the post-Anheuser-Busch acquisition profile of the company’s revenue and cash flows, which are now primarily generated in US dollars and US dollar-linked currencies. AB InBev believes that this change provides greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. For comparability purposes, the company has restated the historical financial statements as of and for the year ended 31 December 2008 from the euro to the US dollar. Unless otherwise specified, all financial information included in these financial statements have been stated in US dollars and has been rounded to the nearest million. The functional currency of the parent company is the euro.

(C)	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(D)	PRINCIPLES OF CONSOLIDATION

Subsidiaries are those companies in which AB InBev, directly or indirectly, has an interest of more than half of the voting rights or, otherwise, has control, directly or indirectly, over the operations so as to govern the financial and operating policies in order to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Jointly controlled entities are those entities over whose activities AB InBev has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Jointly controlled entities are consolidated using the proportionate method of consolidation.

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. In certain instances, the company may hold directly and indirectly an ownership interest of 50% or more in an entity, yet not have effective control. In these instances, such investments are accounted for as associates. Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred obligations in respect of the associate.

The financial statements of the company’s subsidiaries, jointly controlled entities and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company’s most important subsidiaries and associates is set out in Note 35 AB InBev companies.

(E)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2009.

IAS 1 (revised) Presentation of financial statements

The revised standard prohibits the presentation of items of income and expenses (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

AB InBev has elected to present two statements: an income statement and a statement of comprehensive income. The consolidated financial statements have been prepared under the revised disclosure requirements.

Improvements to IFRSs (2008)

Effective 1 January 2009, AB InBev adopted the improvements to IFRSs (2008), which is a collection of minor improvements to existing standards.

In line with these improvements financial assets and liabilities classified as held for trading in accordance with IAS 39 (derivatives) have been split in current and in non-current assets and liabilities. Also the presentation of the comparative 2008 amounts was adapted in this sense.

The application of other improvements had no material impact on AB InBev’s financial results or financial position.

Amended IFRS 7 Financial Instruments: Disclosures

Effective 1 January 2009, AB InBev adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the following fair value hierarchy:

(i)	Quoted market prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(ii)	Inputs other than quoted market prices included within level 1 that are observable for the assets or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2);

(iii)	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The application of this amendment had no impact on AB InBev’s financial results or financial position. Please refer to Note 29 Risks arising from financial instruments for additional disclosures.

IFRS 8 Operating Segments

Effective from 1 January 2009 onwards, this standard replaces IAS 14 Segment Reporting. It requires AB InBev’s external segment reporting to be based on its internal reporting to its “chief operating decision maker”, which makes decisions on the allocation of resources and assesses the performance of the reportable segments. The application of this new standard did not have an effect on how AB InBev presents its segments.

For more details on the basis on which the segment information is prepared and reconciled to the amounts presented in the income statement and balance sheet, refer to Note 5 Segment reporting in the financial statements of this report.

IAS 23 Borrowing Costs – amended

In March 2007, the IASB issued amendments to IAS 23 Borrowing Costs. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The cost of an asset will in future include all costs incurred in getting it ready for use or sale. The company prospectively adopted the amendment as of 1 January 2009 with no material effect on its financial result or financial position.

IFRS 2 Share-based Payment – amended

In January 2008, the IASB issued an amendment to IFRS 2 Share-based Payment. The amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The company adopted the amendment as of 1 January 2009 with no material effect on its financial result or financial position.

IFRIC 13 Customer Loyalty Programs

In June 2007, the IFRIC issued IFRIC 13 Customer Loyalty Programs. IFRIC 13 addresses how companies, that grant their customers loyalty award credits (often called “points”) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. Customers are implicitly paying for the points they receive when they buy other goods or services. Some revenue should be allocated to the points. Therefore, IFRIC 13 requires companies to estimate the value of the points to the customer and defer this amount of revenue as a liability until they have fulfilled their obligations to supply awards. AB InBev adopted the interpretation as of 1 January 2009 with no material effect on its financial result or financial position.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

In July 2008, the IFRIC issued IFRIC 16 Hedges of a Net Investment in a Foreign Operation. IFRIC 16 provides guidance on:

•	identifying the foreign currency risks that qualify as a hedged risk in the hedge of a net investment in a foreign operation;

•	where, within a group, hedging instruments that are hedges of a net investment in a foreign operation can be held to qualify for hedge accounting; and

•	how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item.

IFRIC 16 concludes that the presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation. In addition, the hedging instrument(s) may be held by any entity or entities within the group. While IAS 39 must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 must be applied in respect of the hedged item. The interpretation is mandatory for annual periods beginning on or after October 1, 2008. It does not have a material effect on the company’s financial result or financial position.

(F)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at year-end exchange rates are taken to comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. For subsidiaries and associated companies in countries with hyperinflation where a general price index method is not yet stabilized and does not provide reliable results, the balance sheet and income statement are re-measured into US dollar as if it was the operation’s functional currency. As of 30 November 2009 the economy in Venezuela has been assessed to be highly inflationary and AB InBev has applied the price index from Venezuela’s central bank to report its Venezuelan operations by year-end 2009. The impact is not material to the company’s financial results or financial position.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	2009	2008	2009	2008

Argentinean peso	3.796702	3.449805	3.726834	3.116907
Brazilian real	1.741198	2.337001	2.015192	1.778974
Canadian dollar	1.050117	1.221383	1.147982	1.047465
Chinese yuan	6.826993	6.823021	6.863060	7.007161
Euro	0.694155	0.718546	0.721191	0.676163
Pound sterling	0.616479	0.684415	0.643458	0.533130
Russian ruble	30.117797	29.776885	31.833634	24.626252
Ukrainian hryvnia	7.947278	7.800109	7.743168	5.158557

(G)	INTANGIBLE ASSETS

RESEARCH AND DEVELOPMENT

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy P).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

As from 1 January 2009 and in line with Revised IAS 23 Borrowing Costs, AB InBev changed its accounting policy and capitalizes borrowing cost directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of such assets. AB InBev applies the revised IAS 23 to qualifying assets for which capitalization of borrowing cost commences on or after the effective date of the standard.

SUPPLY AND DISTRIBUTION RIGHTS

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory.

Acquired customer relationships in a business combination are initially recognized at fair value as supply rights to the extent that they arise from contractual rights. If the IFRS recognition criteria are not met, these relationships are subsumed under goodwill.

Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination.

Amortization related to supply and distribution rights is included within sales and marketing expenses.

BRANDS

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

SOFTWARE

Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred.

Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports.

OTHER INTANGIBLE ASSETS

Other intangible assets, acquired by the company, are stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy P).

SUBSEQUENT EXPENDITURE

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

AMORTIZATION

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev buys back distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development cost related to technology are amortized over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer accounting P).

GAINS AND LOSSES ON SALE

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets.

(H)	BUSINESS COMBINATIONS

The company applies the purchase method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, equity instruments issued and costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.

(I)	GOODWILL

Goodwill is determined as the excess of the cost of an acquisition over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method. Business combinations entered into before 31 March 2004, were accounted for in accordance with IAS 22 Business Combinations. This means that acquired intangibles such as brands were subsumed under goodwill for those transactions. When AB InBev acquires non-controlling interests any difference between the cost of acquisition and the non-controlling interest’s share of net assets acquired is taken to goodwill.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which the goodwill has been allocated, may be impaired (refer accounting policy P).

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates (except for subsidiaries operating in highly inflationary economies) and is translated to US dollar using the year-end exchange rate.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3.

Expenditure on internally generated goodwill is expensed as incurred.

(J)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer accounting policy P). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport and the costs of dismantling and removing the items and restoring the site on which they are located, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed, and adjusted if appropriate annually.

As from 1 January 2009 and in line with Revised IAS 23 Borrowing Costs, AB InBev changed its accounting policy and capitalizes borrowing cost directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of such assets. AB InBev applies the revised IAS 23 to qualifying assets for which capitalization of borrowing cost commences on or after the effective date of the standard.

SUBSEQUENT EXPENDITURE

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

DEPRECIATION

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are as follows:

Industrial buildings	20 years

Other real estate properties	33 years

Production plant and equipment:
Production equipment	15 years
Storage and packaging equipment	7 years
Duo tanks	7 years
Handling and other equipment	5 years

Returnable packaging:
Kegs	10 years
Crates	10 years
Bottles	5 years

Point of sale furniture and equipment	5 years

Vehicles	5 years

Information processing equipment	3 or 5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an indefinite life.

GAINS AND LOSSES ON SALE

Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment.

(K)	ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Amortization and impairment testing for depreciable leased assets, is the same as for depreciable assets that are owned (refer accounting policies J and P).

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(L)	INVESTMENTS

All investments are accounted for at trade date.

INVESTMENTS IN EQUITY SECURITIES

Investments in equity securities are undertakings in which AB InBev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value, except those related to impairment losses which are recognized in the income statement, are recognized directly in other comprehensive income.

On disposal of an investment, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss.

INVESTMENTS IN DEBT SECURITIES

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss respectively recognized in the income statement or directly in other comprehensive income. Fair value of these investments is determined as the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement.

Investments in debt securities classified as held to maturity are measured at amortized cost.

OTHER INVESTMENTS

Other investments held by the company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in other comprehensive income. Impairment charges are recognized in the income statement.

(M)	INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

(N)	TRADE AND OTHER RECEIVABLES

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date.

An allowance for impairment of trade and other receivables is established if the collection of a receivable becomes doubtful. Such receivable becomes doubtful when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows. An impairment loss is recognized in the statement of income, as are subsequent recoveries of previous impairments.

(O)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(P)	IMPAIRMENT

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

CALCULATION OF RECOVERABLE AMOUNT

The recoverable amount of the company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

Impairment testing of intangible assets with an indefinite useful life is primarily based on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

For goodwill, the recoverable amount of the cash generating units to which the goodwill belongs is based on a fair value approach. More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. As regards the level of goodwill impairment testing, AB InBev’s overall approach is to test goodwill for impairment at the business unit level (i.e. one level below the segments).

REVERSAL OF IMPAIRMENT LOSSES

An impairment loss in respect of goodwill or investments in equity securities is not reversed. Impairment losses on other assets are reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(Q)	SHARE CAPITAL

REPURCHASE OF SHARE CAPITAL

When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

DIVIDENDS

Dividends are recognized as a liability in the period in which they are declared.

SHARE ISSUANCE COSTS

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(R)	PROVISIONS

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

RESTRUCTURING

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

DISPUTES AND LITIGATIONS

A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions both initiated by third parties and initiated by AB InBev relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities, and alcohol industry litigation matters.

(S)	EMPLOYEE BENEFITS

POST-EMPLOYMENT BENEFITS

Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans.

a)	Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

b)	Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, interest cost, the expected return on any plan assets, past service costs and the effect of any curtailments or settlements. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less any past service costs not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of, or changes to, post-employment benefits. They are recognized as an expense over the average period that the benefits vest. Actuarial gains and losses comprise, for assets and liabilities, the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions on the plans’ liabilities. Actuarial gains and losses are recognized in full in the period in which they occur in the statement of comprehensive income.

Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent of any cumulative unrecognized past service costs plus any economic benefits available to AB InBev either from refunds or reductions in future contributions.

OTHER POST-EMPLOYMENT OBLIGATIONS

Some AB InBev companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

TERMINATION BENEFITS

Termination benefits are recognized as an expense when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

BONUSES

Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that bonuses are settled in shares of the company, they are accounted for as share-based payments.

(T)	SHARE-BASED PAYMENTS

Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. AB InBev adopted IFRS 2 Share-based Payment on 1 January 2005 to all awards granted after 7 November 2002 that had not yet vested at 1 January 2005. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will vest, the fair value of the options granted is expensed over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

(U)	INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis.

(V)	TRADE AND OTHER PAYABLES

Trade and other payables are stated at amortized cost.

(W)	INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, taking into account the IAS 12 requirements, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized i) on initial recognition of goodwill, ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax claims are recorded within provisions on the balance sheet (refer accounting policy R).

(X)	INCOME RECOGNITION

Income is recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the income can be measured reliably.

GOODS SOLD

In relation to the sale of beverages and packaging, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and discounts for cash payments.

ENTERTAINMENT REVENUE

Revenues at the theme parks are recognized upon admission to a park or when products are delivered to customers. For season pass and other multi-use admissions, AB InBev recognized a pro-rata portion of the revenue over the year based on the terms of the admission product. Entertainment revenue has been recognized up to 30 November 2009 after which date this business has been disposed (see also Note 6 Acquisitions and disposals of subsidiaries).

RENTAL AND ROYALTY INCOME

Rental income is recognized under other operating income on a straight-line basis over the term of the lease. Royalties arising from the use by others of the company’s resources are recognized in other operating income on an accrual basis in accordance with the substance of the relevant agreement.

GOVERNMENT GRANTS

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

FINANCE INCOME

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness (refer accounting policy Z).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt. Dividend income is recognized in the income statement on the date that the dividend is declared.

(Y)	EXPENSES

FINANCE COSTS

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness (refer accounting policy Z).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest bearing loans and borrowings, such as transaction costs and fair value adjustments, are being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer accounting policy U). The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

As from 1 January 2009 and in line with Revised IAS 23 Borrowing Costs, AB InBev changed its accounting policy and capitalizes borrowing cost directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of such assets. AB InBev applies the revised IAS 23 to qualifying assets for which capitalization of borrowing cost commences on or after the effective date of the standard.

RESEARCH AND DEVELOPMENT, ADVERTISING AND PROMOTIONAL COSTS AND SYSTEMS DEVELOPMENT COSTS

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer accounting policy G).

PURCHASING, RECEIVING AND WAREHOUSING COSTS

Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses.

(Z)	DERIVATIVE FINANCIAL INSTRUMENTS

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Derivative financial instruments that are economic hedges but that do not meet the strict IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules, however, are accounted for as financial assets or liabilities at fair value through profit or loss.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be exchanged or the liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates. These pricing models also take into account the current creditworthiness of the counterparties.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in other comprehensive income or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge relation is determined to be effective.

CASH FLOW HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (hedging reserves). When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs If the hedged transaction is no longer probable, the cumulative gain or loss recognized in other comprehensive income is reclassified into the income statement immediately.

FAIR VALUE HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

NET INVESTMENT HEDGE ACCOUNTING

When a foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

(AA)	SEGMENT REPORTING

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by management.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the board of directors is set up accordingly. A geographical segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment, which is subject to risks and returns that are different from those of other segments. In accordance with IFRS 8 Operating segments AB InBev’s reportable geographical segments were determined as North America, Latin America North, Latin America South, Western Europe, Central and Eastern Europe, Asia Pacific and Global Export and Holding Companies. The company’s assets are predominantly located in the same geographical areas as its customers.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated assets comprise interest bearing loans granted, investment securities, deferred tax assets, income taxes receivable, cash and cash equivalent and derivative assets. Unallocated liabilities comprise equity and non-controlling interest, interest bearing loans, deferred tax liabilities, bank overdrafts, income taxes payable and derivative liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(BB)	NON-RECURRING ITEMS

Non-recurring items are those that in management’s judgment need to be disclosed by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to non-recurring items are principally restructuring activities, impairments, and gains or losses on disposal of investments.

(CC)	DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single co-coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(DD)	RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2009, they have not been applied in preparing these consolidated financial statements.

Revised IFRS 3 Business Combinations (2008)

Revised IFRS 3 Business Combinations (2008) incorporates the following changes that are likely to be relevant to AB InBev’s operations:

•	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations;

•	Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss;

•	Transaction costs, other than share and debt issue costs, will be expensed as incurred;

•	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss;

•

Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Revised IFRS 3, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, will be applied prospectively and therefore there will be no impact on prior periods in AB InBev’s 2010 consolidated financial statements.

Amended IAS 27 Consolidated and Separate Financial Statements (2008)

Amended IAS 27 Consolidated and Separate Financial Statements (2008) requires accounting for changes in ownership interests by AB InBev in a subsidiary, while maintaining control, to be recognized as an equity transaction. When AB InBev loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss. The amendments to IAS 27, which become mandatory for AB InBev’s 2010 consolidated financial statements, are not expected to have a material impact on AB InBev’s consolidated financial statements.

IFRIC 17 Distributions of Non-cash Assets to Owners

IFRIC 17 Distributions of Non-cash Assets to Owners addresses the treatment of distributions in kind to shareholders. A liability has to be recognized when the dividend has been appropriately authorized and is no longer at the discretion of the entity, to be measured at the fair value of the non-cash assets to be distributed. Outside the scope of IFRIC 17 are distributions in which the assets being distributed are ultimately controlled by the same party or parties before and after the distribution (common control transactions). IFRIC 17, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, with prospective application, is not expected to have a material impact on AB InBev’s consolidated financial statements.

IFRIC 18 Transfers of Assets from Customers

IFRIC 18 Transfers of Assets from Customers addresses the accounting by access providers for property, plant and equipment contributed to them by customers. Recognition of the assets depends on who controls them. When the asset is recognized by the access provider, it is measured at fair value upon initial recognition. The timing of the recognition of the corresponding revenue depends on the facts and circumstances. IFRIC 18, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, with prospective application, is not expected to have a material impact on AB InBev’s consolidated financial statements.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items provides additional guidance concerning specific positions that qualify for hedging (“eligible hedged items”). The amendment to IAS 39, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, with retrospective application, is not expected to have a material impact on AB InBev’s consolidated financial statements.

Improvements to IFRSs (2009)

Improvements to IFRSs (2009) is a collection of minor improvements to existing standards. This collection, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, is not expected to have a material impact on AB InBev’s consolidated financial statements.

Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues

Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues allows rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. The amendment to IAS 32, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, is not expected to have a material impact on AB InBev’s consolidated financial statements.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments provides guidance on the accounting for debt for equity swaps. IFRIC 19, which becomes mandatory for AB InBev’s 2010 consolidated financial statements, is not expected to have a material impact on AB InBev’s consolidated financial statements.

Revised IAS 24 Related Party Disclosures (2009)

Revised IAS 24 Related Party Disclosures amends the definition of a related party and modifies certain related party disclosure requirements for government-related entities. Revised IAS 24, will become mandatory for AB InBev’s 2010 consolidated financial statements, AB InBev does not expect a material impact on its consolidated financial statements.

Amendments to IFRIC 14 IAS 19 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Amendments to IFRIC 14 IAS 19 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction removes unintended consequences arising from the treatment of prepayments where there is a minimum funding requirement. These amendments result in prepayments of contributions in certain circumstances being recognized as an asset rather than an expense. Amendments to IFRIC 14 IAS 19 which becomes mandatory for AB InBev’s 2010 consolidated financial statements, is not expected to have a material impact on AB InBev’s consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

Prior periods need not be restated if an entity adopts the standard for reporting periods beginning before 1 January 2012. IFRS 9, which becomes mandatory for AB InBev’s 2013 consolidated financial statements, is not expected to have a material impact on AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and make assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

Million US dollar, except volume (million hls) and full time equivalents (FTE in units)	North America		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global export and holding companies		Consolidated
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Volume	135	27	110	102	33	34	33	34	40	46	53	37	5	5	409	285

Revenue	15 486	3 753	7 649	7 664	1 899	1 855	4 312	4 754	2 492	3 267	1 985	1 494	2 936	720	36 758	23 507

Cost of goods sold	(7 525)	(1 586)	(2 487)	(2 634)	(735)	(782)	(1 962)	(2 232)	(1 194)	(1 693)	(1 052)	(812)	(2 243)	(597)	(17 198)	(10 336)
Distribution expenses	(792)	(499)	(781)	(916)	(166)	(145)	(457)	(592)	(241)	(410)	(142)	(99)	(93)	(64)	(2 671)	(2 725)
Sales and marketing expenses	(1 694)	(430)	(1 016)	(837)	(182)	(191)	(798)	(943)	(485)	(660)	(542)	(333)	(275)	(116)	(4 992)	(3 510)
Administrative expenses	(636)	(155)	(551)	(418)	(73)	(72)	(389)	(345)	(171)	(176)	(142)	(101)	(349)	(211)	(2 310)	(1 478)
Other operating income/(expenses)	54	(4)	243	208	(12)	11	(107)	(144)	(121)	(132)	36	26	568	475	661	440
Normalized profit from operations (EBIT)	4 894	1 079	3 056	3 067	731	676	599	498	281	196	144	175	543	207	10 248	5 898

Non-recurring items (refer note 8)	62	(220)	109	(27)	(7)	(4)	(56)	(275)	(1)	(10)	(47)	(22)	1 261	—	1 321	(558)
Profit from operations (EBIT)	4 956	859	3 165	3 040	724	672	543	223	279	186	96	153	1 805	207	11 569	5 340

Net finance cost	(567)	(97)	(353)	(590)	(92)	(43)	(299)	(504)	(37)	(97)	(10)	(9)	(3 061)	(260)	(4 419)	(1 600)
Share of result of associates	514	57	—	—	—	1	(1)	—	—	1	—	—	—	1	513	60
Profit before tax	4 903	819	2 811	2 450	632	630	244	(281)	243	90	86	144	(1 256)	(52)	7 663	3 800

Income tax expense	(1 519)	(151)	(521)	(303)	(184)	(189)	(73)	130	(48)	(42)	(76)	(72)	636	(47)	(1 786)	(674)

Profit	3 384	668	2 290	2 147	448	441	171	(151)	195	48	10	72	(620)	(99)	5 877	3 126

Normalized EBITDA	5 868	1 308	3 492	3 540	875	808	983	948	599	571	349	341	870	295	13 037	7 811
Non-recurring items	62	(220)	109	(27)	(7)	(4)	(56)	(275)	(1)	(11)	(47)	(22)	1 290	—	1 350	(560)
Non-recurring impairment	—	—	—	—	—	—	—	—	—	1	—	—	(29)	—	(29)	1
Depreciation, amortization and impairment	(974)	(229)	(437)	(473)	(144)	(132)	(384)	(450)	(319)	(374)	(206)	(166)	(326)	(88)	(2 789)	(1 912)
Net finance costs	(567)	(97)	(353)	(590)	(92)	(43)	(299)	(504)	(37)	(97)	(10)	(9)	(3 061)	(260)	(4 419)	(1 600)
Share of results of associates	514	57	—	—	—	1	(1)	—	—	1	—	—	—	1	513	60
Income tax expense	(1 519)	(151)	(521)	(303)	(184)	(189)	(73)	130	(48)	(42)	(76)	(72)	636	(47)	(1 786)	(674)

Profit	3 384	668	2 290	2 147	448	441	171	(151)	195	48	10	72	(620)	(99)	5 877	3 126

Normalized EBITDA margin in %	37.9%	34.9%	45.7%	46.2%	46.1%	43.6%	22.8%	19.9%	24.1%	17.5%	17.6%	22.8%	—	—	35.5%	33.2%

Segment assets	72 222	69 633	16 221	12 052	3 766	3 841	5 889	6 169	2 484	3 804	3 549	5 344	4 189	8 210	108 320	109 053
Intersegment elimination															(2 089)	(1 308)
Non-segmented assets															6 294	5 415

Total assets															112 525	113 160

Segment liabilities	5 250	6 075	3 819	2 470	785	763	3 067	2 577	418	722	1 143	1 108	3 134	1 389	17 616	15 104
Intersegment elimination															(2 089)	(1 308)
Non-segmented liabilities															96 998	99 364

Total liabilities															112 525	113 160

Gross capex	342	318	499	615	155	285	246	537	175	503	224	282	67	79	1 708	2 619
Additions to/(reversals of) provisions	(24)	157	53	88	3	6	59	142	—	19	47	22	69	33	207	467
FTE	19 597	21 871	28 460	28 517	7 780	7 554	7 551	8 965	10 588	16 054	40 859	41 588	1 654	12 050	116 489	136 599

Net revenue from the beer business amounted to 32 228m US dollar while the net revenue from the non-beer business (soft drinks and other business) accounted for 4 530m US dollar.

Net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) and non-current assets located in the country of domicile represent 1 015m US dollar and 1 557m US dollar, respectively.

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position of AB InBev for 31 December 2009 and 2008:

Million US dollar	2009 Total Acquisitions	2008 Total Acquisitions (Adjusted)	2008 Total Acquisitions (Reported)

Non-current assets
Property, plant and equipment	15	11 140	11 143
Intangible assets	13	21 839	21 875
Investment in associates	(12)	7 078	7 075
Trade and other receivables	—	177	196

Current assets
Income tax receivable	—	320	320
Inventories	4	1 195	1 230

Trade and other receivables	4	1 254	1 264
Cash and cash equivalents	6	494	494
Assets held for sale	—	21	21

Non-controlling interest	—	(48)	(48)

Non-current liabilities
Interest-bearing loans and borrowings	(2)	(6 288)	(6 274)
Employee benefits	(1)	(1 694)	(1 720)
Trade and other payables	—	(75)	—
Provisions	(1)	(146)	(146)
Deferred tax liabilities	(1)	(12 331)	(11 838)

Current liabilities
Income tax payable	(2)	—	—
Trade and other payables	(5)	(3 199)	(3 167)

Net identifiable assets and liabilities	18	19 737	20 425

Goodwill on acquisition	17	33 008	32 320
Net cash paid on prior year acquisitions	579	—	—
Part of consideration to be paid in subsequent years	—	(625)	(625)

Consideration paid satisfied in cash	614	52 120	52 120

Cash acquired	(6)	(494)	(494)

Net cash outflow	608	51 626	51 626

ACQUISITION OF ANHEUSER-BUSCH

On 18 November 2008, InBev completed the combination with Anheuser-Busch, following approval from shareholders of both companies. Anheuser-Busch’s results are included within the company’s results from 18 November 2008. The combination created the global leader in beer and one of the world’s top five consumer products companies. Effective from the date of the closing, InBev has changed its name to AB InBev to reflect the heritage and traditions of Anheuser-Busch.

Under the terms of the merger agreement, all shares of Anheuser-Busch were acquired for 70 US dollar per share in cash for an aggregate amount of approximately 52.5 billion US dollar. AB InBev financed the merger with funds drawn under the new senior and equity bridge facilities (see Note 24 Interest bearing loans and borrowings). On 18 December 2008 the 9.8 billion US dollar equity bridge facility was reimbursed with the proceeds of the issuance of 986 109 272 new AB InBev shares (8.71 billion US dollar). In line with the company’s risk management policy, AB InBev has matched sources (share issuance in euro) and uses of proceeds (reimbursement of 9.8 billion US dollar equity bridge facility) by pre-hedging its exposure to the foreign exchange rate between the euro and the US dollar at an average all-in-rate of 1.5409 US dollar per euro.

Transaction costs for the acquisition and costs related to entering into the financing arrangements approximated 1.2 billion US dollar in total, of which: 0.3 billion US dollar are allocated to goodwill, 0.1 billion US dollar relates to the capital increase, 0.1 billion US dollar relates to the senior and equity bridge facilities commitment fees and equity bridge facility arrangement fees and are reported in the 2008 income statement and 0.7 billion US dollar relates to the senior facility arrangement fees and are taken in the income statement as an accretion expense over the remaining life time of the financing using the effective interest rate method.

Furthermore, as per the terms set in the merger agreement, AB InBev has assumed some 2008 pre-merger obligations. These obligations were estimated at 66m US dollar of which 10m US dollar are accrued in the opening balance sheet and were settled in cash and of which 56m US dollar were settled in AB InBev options. The option grant was approved by the AB InBev shareholders at the shareholders’ meeting of 28 April 2009.

As of 31 December 2008, the company was in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the 2008 balance sheet was based on the best estimates at that time of AB InBev’s management with input from independent third parties.

In 2009, the company completed the purchase price allocation in compliance with IFRS 3. IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The following table summarizes the final purchase price allocation of the Anheuser-Busch business with adjustments being retrospectively applied as of 18 November 2008:

Million US dollar	Provisional Allocation (Reported)	Adjustments	Final Purchase Price Allocation (Adjusted)

Non-current assets
Property, plant and equipment	11 143	(3)	11 140
Intangible assets	21 867	(36)	21 831
Investment in associates	7 075	3	7 078
Trade and other receivables	196	(19)	177

Current assets
Income tax receivable	320	—	320
Inventories	1 230	(35)	1 195
Trade and other receivables	1 264	(10)	1 254
Cash and cash equivalent	494	—	494
Assets held for sale	21	—	21

Non-controlling interest	(48)	—	(48)

Non-current liabilities
Interest-bearing loans and borrowings	(6 274)	(14)	(6 288)
Employee benefits	(1 720)	26	(1 694)
Trade and other payables	—	(75)	(75)
Provisions	(146)	—	(146)
Deferred tax liabilities	(11 838)	(493)	(12 331)

Current liabilities
Trade and other payables	(3 167)	(32)	(3 199)

Net identified assets and liabilities	20 417	(688)	19 729

Goodwill on acquisition	32 235	688	32 923

Consideration paid in cash	52 652	—	52 652

Given the nature of the adjustments, the impact to the consolidated income statement as of 31 December 2008 is immaterial.

The transaction resulted in 32.9 billion US dollar of goodwill allocated primarily to the US business. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for cost synergies expected to be achieved in Anheuser-Busch. Management’s assessment of the future economic benefits supporting the recognition of this goodwill is in part based on expected savings through the implementation of AB InBev best practices such as, among others, a zero based budgeting program and initiatives that are expected to bring greater efficiency and standardization to brewing operations, generate cost savings and maximize purchasing power. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the fair value adjustments on acquired intangible assets for which the amortization does not qualify as a tax deductible expense.

The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings and employee benefits and other assets and liabilities are based on the current best estimates of AB InBev’s management, with input from third parties.

The majority of the intangible asset valuation relates to brands with indefinite life. The valuation of the brands with indefinite life is based on a series of factors, including the brand history, the operating plan and the countries in which the brands are sold. The brands with indefinite life include the Budweiser family (including Bud and Bud Light), the Michelob brand family, the Busch brand family and the Natural brand family and have been fair valued for a total amount of 21.4 billion US dollar. Distribution agreements and favorable contracts have been fair valued for a total amount of 439m US dollar. These are being amortized over the term of the associated contracts ranging from 3 to 18 years.

During 2009, the deferred tax liability related to the acquisition was reviewed and AB InBev determined that the tax rate to be used for most of the fair value adjustments to be 38.9% based on its analysis of federal and state income tax rates that were applicable at the time of acquisition. Furthermore, AB InBev also recognized additional deferred tax liabilities related to its investments in associates, including Modelo, in the amount of 484m US dollar.

Cash consideration paid in connection with the acquisition of the AB businesses amounted to 52.7 billion US dollar of which 52.1 billion US dollar has been paid in 2008 and 0.6 billion US dollar has been paid in 2009.

2009 ACQUISITIONS

In March 2009, the company acquired Corporación Boliviana de Bebidas for a total cash consideration of 27m US dollar. Costs directly attributable to the acquisition were less than 1m US dollar. Goodwill recognized on this transaction amounted to 9m US dollar.

The company also acquired local distributors. As these distributors are immediately integrated in the AB InBev operations, no separate reporting is maintained on their contributions to the AB InBev profit. Goodwill recognized on these transactions amounted to 8m US dollar.

Net cash paid from prior year acquisitions of 579m US dollar mainly reflects the settlement of outstanding consideration payable to former Anheuser-Busch shareholders who had not yet claimed the proceeds as of 31 December 2008, as well as the settlement of transaction costs related to the Anheuser-Busch acquisition.

2008 ACQUISITIONS

The following acquisition transactions took place in 2008:

•

The company acquired several local distributors throughout the world. As these distributors are immediately integrated in the AB InBev operations, no separate reporting is maintained on their contributions to the AB InBev profit. Goodwill recognized on these transactions amounted to 85m US dollar. Other identified intangible assets were not significant.

•

In January 2008, AmBev reached an agreement for the purchase of the Cintra brands. The finalization of the purchase accounting for the 2007 business combination with Cintra resulted in the recognition of intangible assets for an amount of 8m US dollar. In May 2008, the Cintra brands were sold.

2009 DISPOSALS

The table below summarizes the impact of disposals on the Statement of financial position of AB InBev for 31 December 2009 and 2008:

	2009	2009	2009	2009	2009	2008
Million US dollar	Oriental Brewery	Busch Entertainment	Central Europe	Other disposals	Total disposals	Total disposals

Non-current assets
Property, plant and equipment	—	(1 889)	(595)	—	(2 484)	(3)
Goodwill	—	—	(166)	—	(166)	—
Intangible assets	—	(470)	(39)	(1)	(510)	(1)
Investment securities	—	—	(1)	—	(1)	—
Deferred tax assets	—	—	(5)	—	(5)	—
Trade and other receivables	—	(3)	(15)	(1)	(19)	—

Current assets
Income tax receivable	—	—	(3)	—	(3)	—
Inventories	—	(33)	(75)	(1)	(109)	(1)
Trade and other receivables	—	(82)	(138)	3	(217)	(3)
Cash and cash equivalents	(75)	—	(334)	(7)	(416)	—
Assets held for sale	(1 396)	—	—	(58)	(1 454)	—

Non-current liabilities
Interest-bearing loans and borrowings	—	—	1	—	1	—
Trade and other payables	—	—	5	—	5	—
Provisions	—	—	4	—	4	—
Deferred tax liabilities	—	—	8	—	8	—

Current liabilities
Bank overdrafts	43	—	13	—	56	—
Interest-bearing loans and borrowings	—	—	—	4	4	—
Income tax payable	—	—	21	—	21	—
Trade and other payables	—	195	190	1	386	3
Provisions	—	—	5	—	5	—
Liabilities held for sale	159	—	—	60	219	—

Net identifiable assets and liabilities	(1 269)	(2 282)	(1 124)	0	(4 675)	(5)

Loss/(gain) on disposal	(428)	—	(1 088)	(1)	(1 517)	4
Net cash received from last years’ disposal	—	—	—	—	—	(46)

Consideration received, satisfied in cash	(1 697)	(2 282)	(2 212)	(1)	(6 192)	(47)

Cash disposed of	32	—	322	7	361	—
Cash to be received	225	—	374	—	599	—

Net cash inflow	(1 440)	(2 282)	(1 516)	6	(5 232)	(47)

On 24 July 2009, AB InBev announced that it completed the sale of Oriental Brewery to Kohlberg Kravis Roberts & Co. L.P. for 1.8 billion US dollar of which 1.5 billion US dollar was cash and 0.3 billion US dollar was received as an unsecured deferred payment. As a result of the sale, AB InBev recorded a capital gain of approximately 428m US dollar.

On 1 December, AB InBev completed the sale of its indirect wholly owned subsidiary of Busch Entertainment Corporation, to an entity established by Blackstone Capital Partners V L.P. for up to 2.7 billion US dollar. The purchase price was comprised of a cash payment of 2.3 billion US dollar and a right to participate in Blackstone Capital Partners’ return on initial investment, which is capped at 400m US dollar. There was no capital gain recorded on this transaction as the selling price equaled the net carrying value at the date of disposal.

On 2 December, the company completed the sale of the Central European operations to CVC Capital Partners for an enterprise value of 2.2 billion US dollar, of which 1.6 billion US dollar was cash, 448m US dollar was received as a unsecured deferred payment obligation with a six-year maturity and 165m US dollar represents the value to non-controlling interest. The company also received additional rights to a future payments estimated up to 800m US dollar contingent on CVC’s return on initial investments. As a result of the sale, AB InBev recorded a capital gain of approximately 1.1 billion US dollar.

Other 2009 Disposals

The sale of the company’s integrated distribution network in France (CafeIn) during 2008 was closed by February 2009. The impact of the selling price is reflected in the changes in assets and liabilities above. There was no capital gain recorded on this transaction as the selling price equaled the net carrying value at date of disposal.

The company also disposed of local distributors during the year. Such disposals were not material individually or in the aggregate. The impact on assets and liabilities of these disposals are reflected in the above table.

2008 DISPOSALS

The 47m US dollar cash inflow from disposals results from the sale of two wholesalers in Western Europe and from the partial collection of the remaining receivable from the sale of Immobrew in 2007.

7.	OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2009	2008

Government grants	155	142
License income	84	40
Net (additions to)/reversals of provisions	159	—
Net gain on disposal of property, plant and equipment and intangible assets	123	87
Net rental and other operating income	140	171

	661	440

Research expenses as incurred	159	75

The government grants relate primarily to fiscal incentives given by certain Brazilian states based on the company’s operations and investments in those states.

The net (additions to)/reversals of provisions contains a curtailment gain of 164m US dollar, following the amendment of post-retirement healthcare in the US.

In 2009, the company expensed 159m US dollar in research, compared to 75m US dollar in 2008. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

8.	NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

Million US dollar	2009	2008

Restructuring (including impairment losses)	(153)	(457)
Fair value adjustments	(67)	(43)
Business and asset disposal (including impairment losses)	1 541	(38)
Disputes	—	(20)

Impact on profit from operations	1 321	(558)

Non-recurring finance cost	(629)	(187)
Non-recurring taxes	29	145
Non-recurring non-controlling interest	(35)	16

Net impact on profit attributable to equity holders of AB InBev	686	(584)

The 2009 restructuring charges of (153)m US dollar primarily relate to the Anheuser-Busch integration, organizational alignments and outsourcing activities in the global headquarters, Western Europe and Asia Pacific. These changes aim to eliminate overlap or duplicated processes and activities across functions and zones. These one time expenses as a result of the series of decisions will provide us with a lower cost base besides a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

IFRS fair value adjustments, recognized in 2009 for a total of (67)m US dollar, relates to the non-recurring employee benefit expenses in accordance with IFRS 2, following the change in vesting conditions on certain shared based payment plans.

2009 business and asset disposals resulted in a non-recurring income of 1 541m US dollar mainly representing the sale of assets of InBev USA LLC (also doing business under the name Labatt USA) to an affiliate of KPS Capital Partners, L.P. (54m US dollar), the sale of the Korean subsidiary Oriental Brewery to an affiliate of Kohlberg Kravis Roberts & Co. L.P. (428m US dollar) and the sale of the Central European operations to CVC Capital Partners (1 088m US dollar), next to other costs linked to divestitures.

During the 4th quarter of 2009, AB InBev used the proceeds from the disposals to prepay part of the senior facilities that financed the acquisition of Anheuser-Busch. The prepayments resulted in the recognition of 629m US dollar non-recurring finance cost comprised of 474m US dollar hedging losses as interest rate swaps hedging the re-paid parts of the facilities are no longer effective, 145m US dollar accelerated accretion expenses and 10m US dollar loss on hedges that are no longer effective due to the sale of the Central European operations to CVC Capital Partners.

The 2008 non-recurring restructuring charges include 182m US dollar costs which mainly result of organizational alignments and outsourcing of activities in Western Europe, the global headquarters and Asia Pacific, next to a 195m US dollar provision in relation to the integration of Anheuser-Busch. The 2008 restructuring charges also include an impairment loss of 80m US dollar related to the restructuring of AB InBev’s integrated distribution network (“CafeIn”) in France.

IFRS fair value adjustments, recognized in 2008 for a total of (43)m US dollar, related to the non-recurring impact of revaluing the inventories of Anheuser-Busch in line with IFRS.

Business and asset disposals in 2008 resulted in a net loss of 38m US dollar and was partly related to losses recognized in connection with the above mentioned reorganization in France (10m US dollar). Next to that, additional losses related to business and asset disposals of previous years were booked in 2008.

Profit from operations as at 31 December 2008 was negatively affected by provisions for disputes of 20m US dollar.

In connection with the combination with Anheuser-Busch, the company recognized a non-recurring financial expense of 187m US dollar in 2008. This expense comprised 119m US dollar relating to the commitment fees for the syndicated senior facilities and equity bridge facilities and the underwriting and arrangement fees for the equity bridge facility. In addition, a 68m US dollar loss was recognized for ineffectiveness of the hedging on the Anheuser-Busch financing prior to the closing of the acquisition.

All the above amounts are before income taxes. The 2009 non-recurring items as at 31 December decreased income taxes by 29m US dollar, the non-recurring items as at 31 December 2008 decreased income taxes by 145m US dollar.

The non-controlling interest on the non-recurring items amounts to (35)m US dollar in 2009 versus 16m US dollar in 2008.

9.	PAYROLL AND RELATED BENEFITS

Million US dollar	2009	2008[1]

Wages and salaries	(3 835)	(2 445)
Social security contributions	(587)	(480)
Other personnel cost	(805)	(390)
Pension expense for defined benefit plans	1	(119)
Share-based payment expense	(208)	(62)
Contributions to defined contribution plans	(43)	(17)

	(5 477)	(3 513)

Year-end number of full time equivalents (FTE)	116 489	136 599

The year-end number of full time equivalents can be split as follows:

	2009	2008[1]

AB InBev NV (parent company)	261	346
Other subsidiaries	114 260	134 416
Proportionally consolidated entities	1 968	1 837

	116 489	136 599

Note 5 Segment reporting contains the split of the FTE by geographical segment.

10.	ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2009 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	1 996	16	—
Distribution expenses	111	—	—
Sales and marketing expenses	256	63	—
Administrative expenses	145	187	—
Other operating expenses	15	—	—
Non-recurring items	23	6	—

	2 546	272	—

The depreciation, amortization and impairment of property, plant and equipment includes a full-cost reallocation of 7m US dollar from the aggregate depreciation, amortization and impairment expense to cost of goods sold.

[1]	Adjusted to conform to the 2009 presentation.

Depreciation, amortization and impairment charges were included in the following line items of the 2008 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	1 221	3	—
Distribution expenses	124	—	—
Sales and marketing expenses	288	67	—
Administrative expenses	114	89	—
Other operating expenses	—	—	7
Non-recurring items	(1)	—	—

	1 746	159	7

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of (7)m US dollar from the aggregate depreciation, amortization and impairment expense to cost of goods sold.

11.	FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2009	2008

Interest expense	(3 522)	(1 317)
Capitalization of borrowing costs	4	—
Accretion expense	(381)	(127)
Losses on hedging instruments that are not part of a hedge accounting relationship	(200)	(36)
Losses from hedge ineffectiveness	(46)	(30)
Taxes on financial transactions	(25)	(39)
Net foreign exchange losses	—	(96)
Other financial costs, including bank fees	(121)	(56)

	(4 291)	(1 701)

Non-recurring finance costs	(629)	(187)

	(4 920)	(1 888)

Finance costs increased by 3 032m US dollar from prior year due to the acquisition of Anheuser-Busch in November 2008. As a result of this acquisition, AB InBev incurred additional interest expense of 2 205m US dollar and higher accretion expenses of 254m US dollar relating to existing loans of Anheuser-Busch and the financing of the acquisition (see also Note 6 Acquisition and disposal of subsidiaries).

In 2009, AB InBev incurred hedging losses of 474m US dollar on interest rate swaps that became ineffective and incremental accretion expense of 145m US dollar both relating to the early repayment of a portion of the senior facilities associated with the Anheuser-Busch acquisition. These amounts have been recorded as non-recurring finance cost. For other non-recurring finance costs see Note 8 Non-recurring items.

Effective for 2009, the company adopted revised IAS 23 Borrowing Costs which requires the capitalization of interest expense directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Capitalization of borrowing costs amounted to 4m US dollar.

Losses on hedging instruments that are not qualified for hedge accounting increased by 164m US dollar compared to 2008 mainly due to the unfavorable interest rate differential on foreign exchange forward contracts.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments.

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments is split as follows:

Million US dollar	2009	2008
Financial liabilities measured at amortized cost – not hedged	(1 780)	(794)
Fair value hedges – hedged items	(216)	(121)
Fair value hedges – hedging instruments	(36)	(141)
Cash flow hedges – hedged items	(577)	(155)
Cash flow hedges – hedging instruments (reclassified from equity)	(580)	53
Net investment hedges – hedging instruments (interest component)	(54)	(44)
Hedged items not part of a hedge accounting relationship – economic hedges	—	(102)
Hedging instruments not part of a hedge accounting relationship – economic hedges	(279)	(13)

	(3 522)	(1 317)

Interest expense recognized on fair value hedged debt and hedging instruments mainly relates to the hedging of the 750m pounds sterling bond and the 550m US dollar portion of the private placement of debt at AB InBev maturing in 2017, the 500m US dollar AmBev bond maturing in 2011, the 500m US dollar AmBev bond maturing in 2013 and the 300m Brazilian real bond maturing 2017.

Interest expense in relation to cash flow hedges is mainly related to the hedging of the senior facilities and the euro syndicated facility. Interest expense on net investment hedges is related to the 500m euro hedge of the net investment in AmBev Brazil.

The increase of the interest expense on the hedging instrument not part of a hedge accounting relationship is mainly explained by the pre-hedge of the 9.5 billion US dollar issuance of bonds related to the Anheuser-Busch acquisition and interest on hedging instruments as part of the senior facility that are no longer in a hedge relationship given the repayment of that part of the facility in 2009.

FINANCE INCOME

Million US dollar	2009	2008

Interest income	151	124
Dividend income, non-consolidated companies	1	1
Gains on hedging instruments that are not part of a hedge accounting relationship	154	126
Gains on non-derivative financial instruments at fair value through profit or loss	—	1
Net foreign exchange gains	160	—
Other financial income	35	36

	501	288

The increase in interest income is explained by higher cash and cash equivalent positions in AmBev Brazil and in the parent companies.

Net foreign exchange gains increased to 160m US dollar resulting from hedging activities on bond proceeds that were issued during 2009 and unrealized foreign exchange gains on monetary items.

The 2009 interest income stems from the following financial assets:

Million US dollar	2009	2008

Cash and cash equivalents	101	73
Investment securities held for trading	22	23
Loans to customers	11	13
Other loans and receivables	17	15

	151	124

No interest income was recognized on impaired financial assets.

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated for hedge accounting.

The split between results from foreign currency hedged items and results on the related hedging instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2009	2008

Fair value hedges – hedged items	358	(370)
Fair value hedges – hedging instruments	(358)	370
Cash flow hedges – hedged items	(78)	16
Cash flow hedges – hedging instruments (reclassified from equity)	78	(16)
Hedged items not part of a hedge accounting relationship – economic hedges	—	(6)
Hedging instruments not part of a hedge accounting relationship – economic hedges	—	6

	—	—

Foreign exchange results from fair value hedges mainly relate to the US dollar private placement and pound sterling bond in the parent companies and to the AmBev 2011 and 2013 bonds. The results with regard to cash flow hedges primarily relate to the hedge of a Brazilian real loan in Canada. The decreased foreign exchange result on the cash flow hedges is explained by the strengthening of the Brazilian real in 2009.

RECOGNIZED DIRECTLY IN COMPREHENSIVE INCOME

Million US dollar	2009	2008

Hedging reserve
Recognized in comprehensive income during the year on cash flow hedges	729	(2 311)
Removed from comprehensive income and included in profit or loss	478	(22)
Removed from comprehensive income and included in the initial cost of inventories	(37)	25

	1 170	(2 308)

Translation reserve
Recognized in comprehensive income during the year on net investment hedges	1 776	(1 761)
Foreign currency translation differences for foreign operations	692	(2 451)

	2 468	(4 212)

The hedging reserve recognized in comprehensive income on cash flow hedges, net of tax in 2009 is mainly related to the fair value revaluation of aluminum hedging contracts and interest rate swaps entered into in 2008 to cover for the interest rate risk on the Anheuser-Busch acquisition financing, see also Note 29 Risks arising from financial instruments. The movement of the foreign exchange translation adjustment of 2 468m US dollar is the effect of the strengthening of mainly the closing rates of the Brazilian real, the Mexican peso, the Canadian dollar, the euro, the pound sterling and the Chinese yuan.

12.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2009	2008

Current tax expense
Current year	(1 436)	(1 035)
(Underprovided)/overprovided in prior years	17	(8)

	(1 419)	(1 043)

Deferred tax (expense)/income
Overprovided in previous years	—	7
Origination and reversal of temporary differences	(168)	217
Utilization of deferred tax assets on prior years’ losses	(251)	(27)
Origination of deferred tax assets on current year’s losses	10	152
Origination of deferred tax assets on previous year’s losses	42	20

	(367)	369

Total income tax expense in the income statement	(1 786)	(674)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2009	2008

Profit before tax	7 663	3 800
Deduct share of result of associates	513	60

Profit before tax and before share of result of associates	7 150	3 740

Adjustments on taxable basis
Non-deductible impairment of goodwill and intangible assets	—	6
Expenses not deductible for tax purposes	2 770	225
Taxable intercompany dividends	9	46
Non-taxable financial and other income	(1 332)	(641)

	8 597	3 376

Aggregated weighted nominal tax rate	31.7%	31.2%

Tax at aggregated weighted nominal tax rate	(2 721)	(1 054)

Adjustments on tax expense
Utilization of tax losses not previously recognized	—	24
Recognition of deferred tax assets on previous years’ tax losses	104	19
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(193)	(77)
(Underprovided)/overprovided in prior years	17	(8)
Tax savings from tax credits	677	450
Tax savings from special tax status	507	166
Change in tax rate	(1)	(1)
Withholding taxes	(100)	(87)
Other tax adjustments	(76)	(106)

	(1 786)	(674)

Effective tax rate	25.0%	18.0%

The total income tax expense amounts to 1 786m US dollar with an effective tax rate of 25.0% (versus 18.0% in 2008). The increase in the effective tax rate in 2009 compared to 2008 was primarily due to the acquisition of Anheuser-Busch, which has a nominal tax rate of 40%. The effective tax rate was favorably impacted by non-taxable and low taxable gains on disposals during the year (see also Note 6 Acquisition and dispositions of subsidiaries and Note 8 Non-recurring items). Expenses not deductible for tax purposes mainly relates to a non-taxable inter-company loss that for purposes of this reconciliation has no net impact on AB InBev’s tax expense as there is a compensating offset from tax savings from special tax status. The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Income taxes were directly recognized in comprehensive income as follows:

Million US dollar	2009	2008

Income tax (losses)/gains
Actuarial gains and losses on pensions	(104)	260
Cash flow hedges	(6)	(10)
Net investment hedges	(29)	—

13.	PROPERTY, PLANT AND EQUIPMENT

	2009					2008
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year as reported	9 025	17 122	3 547	1 201	30 895	21 830
Adjustments	—	(3)	—	—	(3)	—
Balance at end of previous year as adjusted	9 025	17 119	3 547	1 201	30 892	21 830
Effect of movements in foreign exchange	424	1 302	281	62	2 069	(3 521)
Acquisitions	35	379	138	988	1 540	2 380
Acquisitions through business combinations	10	4	1	—	15	11 143
Disposals	(107)	(429)	(349)	—	(885)	(656)
Disposals through the sale of subsidiaries	(1 613)	(1 357)	(297)	(119)	(3 386)	(3)
Transfer to other asset categories	39	358	(278)	(1 382)	(1 263)	(301)
Other movements	42	243	17	6	308	23

Balance at end of year	7 855	17 619	3 060	756	29 290	30 895

Depreciation and impairment losses
Balance at end of previous year	(1 852)	(7 254)	(2 115)	—	(11 221)	(12 071)
Effect of movements in foreign exchange	(193)	(819)	(191)	—	(1 203)	1 896
Disposals	56	384	321	23	784	529
Disposals through the sale of subsidiaries	201	534	167	—	902	—
Depreciation	(396)	(1 657)	(358)	—	(2 411)	(1 677)
Impairment losses	—	(102)	(3)	(23)	(128)	(76)
Transfer to other asset categories	112	530	41	—	683	203
Other movements	(41)	(198)	4	—	(235)	(25)

Balance at end of year	(2 113)	(8 582)	(2 134)	—	(12 829)	(11 221)

Carrying amount
at 31 December 2008 as reported	7 173	9 868	1 432	1 201	19 674	19 674
at 31 December 2008 as adjusted	7 173	9 865	1 432	1 201	19 671	—
at 31 December 2009	5 742	9 037	926	756	16 461	—

The transfer to other asset categories mainly relates to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 164m US dollar.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount of leased land and buildings was 98m US dollar (2008: 125m US dollar) and leased plant and equipment was 14m US dollar (2008: 17m US dollar). For an overview of the operating lease agreements, please refer to Note 30 Operating leases.

14.	GOODWILL

Million US dollar	2009	2008

Acquisition cost
Balance at end of previous year as reported	49 563	20 365
Adjustments	688	—
Balance at end of previous year as adjusted	50 251	20 365
Effect of movements in foreign exchange	2 988	(3 823)
Acquisitions through business combinations	17	32 320
Purchases of non-controlling interest	145	708
Disposals	(304)	—
Disposals through the sale of subsidiaries	(166)	—
Transfer to other asset categories	(799)	—
Other movements	—	(7)

Balance at end of year	52 132	49 563

Impairment losses
Balance at end of previous year	(7)	—
Impairment losses	—	(7)

Balance at end of year	(7)	(7)

Carrying amount
at 31 December 2008 as reported	49 556	49 556
at 31 December 2008 as adjusted	50 244	—
at 31 December 2009	52 125	—

On 18 November 2008, InBev completed the combination with Anheuser-Busch. As of 31 December 2008, the company was in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. In 2009, the company has completed the purchase price allocation in compliance with IFRS 3, resulting in additional goodwill recognition of 688m US dollar. Refer Note 6 Acquisitions and disposal of subsidiaries for more information on the final purchase price allocation of the Anheuser-Busch business with adjustments being retrospectively applied as of 18 November 2008.

The business combinations that took place in 2009 are the acquisition of several local businesses throughout the world – see Note 6 Acquisitions and disposals of subsidiaries. These transactions resulted in recognition of goodwill of 17m US dollar.

As a result of the asset and business disposals completed in 2009, goodwill was derecognized for a total amount of 1 269m US dollar (including disposals, disposals through the sale of subsidiaries and transfer to other assets categories), mainly represented by the sale of the Korean subsidiary Oriental Brewery to an affiliate of Kohlberg Kravis Roberts & Co. L.P. (799m US dollar), the sale of the Central European operations to CVC Capital Partners (166m US dollar), the sale of four metal can lid manufacturing plants from AB InBev’s US metal packaging subsidiary, Metal Container Corporation, to Ball Corporation (156m US dollar) and the sale of Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland to C&C Group plc (148m US dollar).

Further, increase of goodwill by 145m US dollar stems from the purchase of non-controlling interest, mainly including the buy out of the businesses in Dominican Republic and Peru. In addition, under the exchange of share-ownership program, a number of Ambev shareholders who are part of the senior management of AB InBev exchanged AmBev shares for AB InBev shares which increased AB InBev’s economic interest percentage in AmBev to 61.87%. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced non-controlling interest and thus impacted the profit attributable to equity holders of AB InBev.

The business combinations that took place during 2008 reflect primarily the acquisition of Anheuser-Busch resulting in the provisional recognition of goodwill of 32 235m US dollar. The other business combinations that took place during 2008 are the acquisition of several local distributors throughout the world resulting in recognition of goodwill of 85m US dollar.

As a result of a share buyback program of AmBev shares in 2008, AB InBev increased its interest percentage in AmBev from 61.01% to 61.75%. Other purchases of non-controlling interest relate to the buy out of AB InBev Shiliang (Zhejiang) Brewery and to the closing of AmBev’s tender offer for Quinsa shares resulting in an increase of AmBev’s economic interest in Quinsa to 99.83%. The increase of goodwill by 708m US dollar stems from these transactions for which the total cash consideration amounted to 853m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interest and thus impacted the profit attributable to equity holders of AB InBev. Ambev did not perform any share buybacks in 2009.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2009	2008[1]

USA	32 617	32 574
Brazil	10 240	7 574
Canada	1 970	1 680
China	1 640	1 144
Hispanic Latin America	1 468	1 411
Germany	1 250	1 208
Russia/Ukraine	1 104	1 131
Global export	763	738
UK/Ireland	611	692
France/Italy/Spain/Cuba	383	371
Belgium/Luxemburg/Netherlands	79	75
South Korea	—	799
Romania/Montenegro/Serbia	—	159

	52 125	49 556

In the fourth quarter of 2009, AB InBev completed its annual impairment test for goodwill and concluded, based on the assumptions described below, that no impairment charge was warranted. The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

Goodwill, which accounted for approximately 46% of AB InBev’s total assets as at 31 December 2009, impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the business unit level (that is, one level below the segments) based on a fair-value-less-cost-to-sell approach using a discounted free cash flow approach based on current acquisition valuation models. The key judgments, estimates and assumptions used in the fair-value-less-cost-to-sell calculations are as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•

In the second to fourth years of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

For the subsequent six years of the model, data from the strategic plan is extrapolated using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•	Cash flows after the first ten-year period are extrapolated using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value;

[1]	Reclassified to conform to the 2009 presentation.

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital The latter ranged primarily between 6.0% and 21.2% in US dollar nominal terms for goodwill impairment testing conducted for 2009;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators.

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

15.	INTANGIBLE ASSETS

	2009					2008
Million US dollar	Brands	Supply and distribution rights	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year as reported	22 267	1 226	720	153	24 366	2 485
Adjustments	(146)	110	—	—	(36)	—
Balance at end of previous year as adjusted	22 121	1 336	720	153	24 330	2 485
Effect of movements in foreign exchange	(4)	22	56	1	75	(184)
Acquisitions through business combinations	1	12	—	—	13	21 875
Acquisitions and expenditures	—	105	54	9	168	238
Disposals through the sale of subsidiaries	(462)	(71)	(34)	(16)	(583)	(1)
Disposals	(1)	(19)	(14)	(10)	(44)	(67)
Transfer to other asset categories	—	64	20	24	108	26
Other movements	—	—	—	—	—	(6)

Balance at end of year	21 655	1 449	802	161	24 067	24 366

Amortization and impairment losses
Balance at end of previous year	—	(360)	(301)	(32)	(693)	(645)
Effect of movements in foreign exchange	—	(7)	(39)	(1)	(47)	66
Amortization	—	(96)	(155)	(15)	(266)	(159)
Disposals through the sale of subsidiaries	—	48	23	2	73	—
Disposals	—	14	13	7	34	22
Impairment losses	—	—	(6)	—	(6)	—
Transfer to other asset categories	—	1	—	2	3	14
Other movements	—	—	—	—	—	9

Balance at end of year	—	(400)	(465)	(37)	(902)	(693)

Carrying value
at 31 December 2008 as reported	22 267	866	419	121	23 673	23 673
at 31 December 2008 as adjusted	22 121	976	419	121	23 637	—
at 31 December 2009	21 655	1 049	337	124	23 165	—

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands and distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, certain brands and their distribution rights have been assigned indefinite lives.

In April 2009, the company acquired the Budweiser distribution rights in Paraguay for an amount of 24m US dollar. These rights have been assigned an indefinite useful life.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev buys back for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has ocurred. As of 31 December 2009, the carrying amount of the intangible assets amounted to 23 165m US dollar (31 December 2008: 23 673m US dollar) of which 22 265m US dollar was assigned an indefinite useful life (31 December 2008: 22 791m US dollar) and 900m US dollar a finite life (31 December 2008: 882m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2009	2008

USA	21 036	21 592
Argentina	371	406
China	231	231
Paraguay	188	154
Bolivia	169	167
UK	109	97
Uruguay	51	42
Canada	38	33
Russia	27	28
Chile	25	19
Germany	20	22

	22 265	22 791

16.	INVESTMENT IN ASSOCIATES

Million US dollar	2009	2008

Balance at end of previous year as reported	6 868	46
Adjustments	3	—
Balance at end of previous year as adjusted	6 871	46
Effect of movements in foreign exchange	324	(317)
Acquisitions through business combinations	—	7 075
Disposals	(927)	—
Share of results of associates	513	60
Dividends	(14)	—
Transfer to other asset categories	(23)	4

Balance at end of year	6 744	6 868

AB InBev holds a 35.12% direct interest in Grupo Modelo, Mexico’s largest brewer, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, a 50.2% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo. On a stand alone basis (100%) under IFRS, aggregate amounts of Modelo’s assets and liabilities for 2009 represented 16 166m US dollar and 2 968m US dollar respectively, while the 2009 net revenue amounted to 5 970m US dollar and the profit to 1 239m US dollar.

Disposals mainly comprise the divestiture, as part of AB-InBev’s deleveraging program, of the 27% stake in Tsingtao Brewery Company Limited for a consideration of 901m US dollar. There was no capital gain recorded on this transaction as the selling price equaled the net carrying value at the date of the disposal.

17.	INVESTMENT SECURITIES

Million US dollar	2009	2008

Non-current investments
Investments in quoted companies – available for sale	7	1
Investments in unquoted companies – available for sale	144	112
Debt securities held-to-maturity	126	126

	277	239

Current investments
Financial assets at fair value through profit or loss - held for trading	30	270
Financial assets – available for sale	6	—
Debt securities – held to maturity	19	—

	55	270

AB InBev’s exposure to equity price risk is disclosed in Note 29 Risks arising from financial instruments. The equity securities available-for-sale consist mainly of investments in unquoted companies and are measured at cost as their fair value can not be reliably determined.

18.	DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2009
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	86	(4 394)	(4 308)
Intangible assets	208	(8 826)	(8 618)
Goodwill	126	(9)	117
Inventories	24	(321)	(297)
Investment securities	4	—	4
Investment in associates	3	(3 816)	(3 813)
Trade and other receivables	16	(407)	(391)
Interest-bearing loans and borrowings	3 466	(67)	3 399
Employee benefits	876	(16)	860
Provisions	295	(196)	99
Derivatives	266	—	266
Other items	825	(146)	679
Loss carry forwards	457	—	457

Gross deferred tax assets/(liabilities)	6 652	(18 198)	(11 546)

Netting by taxable entity	(5 703)	5 703	—

Net deferred tax assets/(liabilities)	949	(12 495)	(11 546)

	Assets		Liabilities		Net
Million US dollar	2008 Adjusted	2008	2008 Adjusted	2008	2008 Adjusted	2008

Property, plant and equipment	71	71	(4 484)	(4 484)	(4 413)	(4 413)
Intangible assets	150	150	(8 926)	(8 940)	(8 776)	(8 790)
Goodwill	117	117	(8)	(8)	109	109
Inventories	19	19	(296)	(296)	(277)	(277)
Investment securities	7	7	—	—	7	7
Investment in associates	—	—	(3 642)	(3 158)	(3 642)	(3 158)
Trade and other receivables	13	13	(412)	(412)	(399)	(399)
Interest-bearing loans and borrowings	3 513	3 513	(120)	(120)	3 393	3 393
Employee benefits	956	956	(13)	(13)	943	943
Provisions	277	277	(1)	(1)	276	276
Derivatives	193	193	(29)	(29)	164	164
Other items	622	622	(202)	(179)	432	443
Loss carry forwards	558	558	—	—	558	558

Gross deferred tax assets/(liabilities)	6 496	6 496	(18 133)	(17 640)	(11 625)	(11 144)

Netting by taxable entity	(5 564)	(5 564)	5 564	5 564	—	—

Net deferred tax assets/(liabilities)	932	932	(12 569)	(12 076)	(11 625)	(11 144)

As disclosed in Note 6 Acquisition and dispositions of subsidiaries, the final purchase price allocation adjustments of the Anheuser-Busch acquisition have been applied retrospectively in accordance with IFRS 3. The 2008 deferred tax assets and liabilities have been appropriately adjusted to reflect the deferred tax impact of those purchase price allocation adjustments.

Net deferred tax assets and liabilities decreased slightly from prior year due to timing of temporary differences and the slight improvement of AB InBev’s deferred tax rate expected to be applied when the asset or liability is realized.

On 31 December 2009, deferred tax liability of 139m US dollar (2008: 39m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 1 025m US dollar (2008: 1 439m US dollar). 641m US dollar of these tax losses do not have an expiration date, 99m US dollar, 93m US dollar and 114m US dollar expire within respectively 1, 2 and 3 years, while 80m US dollar has an expiration date of more than 3 years.

Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which the unused tax losses can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses.

19.	INVENTORIES

Million US dollar	2009	2008 Adjusted	2008

Prepayments	61	93	93
Raw materials and consumables	1 495	1 674	1 709
Work in progress	256	335	335
Finished goods	434	664	664
Goods purchased for resale	108	102	102

	2 354	2 868	2 903

Inventories other than work in progress
Inventories stated at net realizable value	1	8	8
Carrying amount of inventories subject to collateral	—	—	—

The cost of inventories recognized as an expense in 2009 amounted to 17 189m US dollar, included in cost of sales. Last year, this expense amounted to 10 336m US dollar.

Impairment losses on inventories recognized in 2009 amount to 58m US dollar (2008: 13m US dollar).

20.	TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2009	2008 Adjusted	2008

Trade receivables	4	35	35
Cash deposits for guarantees	291	259	259
Loans to customers	125	196	196
Deferred collection on disposals	585	1	1
Tax receivable, other than income tax	137	98	98
Derivative financial instruments with positive fair values	680	484	484
Other receivables	119	242	261

	1 941	1 315	1 334

For the nature of cash deposits for guarantees see Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

On 24 July 2009, AB InBev completed the sale of Oriental Brewery to Kohlberg Kravis Roberts & Co. L.P and on 2 December, AB InBev completed the sale of its Central European operations to CVC Capital Partners. These transactions include deferred considerations for a notional amount of 300m US dollar in the case of Oriental Brewery and 300m euro in the case the Central European operations respectively (see also Note 6 Acquisition and disposal of subsidiaries). These deferred considerations are reported for a fair value amount of 225m US dollar and 360m US dollar respectively by year end 2009 in non-current trade and other receivables.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2009	2008 Adjusted	2008

Trade receivables	2 432	2 768	2 778
Interest receivable	46	21	21
Tax receivable, other than income tax	262	210	210
Derivative financial instruments with positive fair values	706	505	505
Loans to customers	42	82	82
Prepaid expenses	444	451	451
Accrued income	69	28	28
Other receivables	98	61	61

	4 099	4 126	4 136

The aging of the current trade receivables, interest receivable, other receivables and accrued income and of the current and non-current loans to customers can be detailed as follows for 2009 and 2008 respectively:

	Net carrying amount as of December 31, 2009	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Past due less than 30 days	Past due between 30 and 59 days	Past due between 60 and 89 days	Past due between 90 and 179 days	Past due between 180 and 359 days	Past due more than 359 days

Trade receivables	2 432	2 377	11	10	8	17	3	6
Loans to customers	167	156	1	1	1	2	2	4
Interest receivable	46	46	—	—	—	—	—	—
Other receivables and accrued income	167	167	—	—	—	—	—	—

	2 812	2 746	12	11	9	19	5	10

	Net carrying amount as of December 31, 2008	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Past due less than 30 days	Past due between 30 and 59 days	Past due between 60 and 89 days	Past due between 90 and 179 days	Past due between 180 and 359 days	Past due more than 359 days

Trade receivables	2 778	2 494	113	29	50	11	78	3
Loans to customers	278	248	—	3	1	1	3	22
Interest receivable	21	18	—	—	—	—	—	3
Other receivables and accrued income	89	89	—	—	—	—	—	—

	3 166	2 849	113	32	51	12	81	28

In accordance with the IFRS 7 Financial Instruments: Disclosures the above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2009 amount to 86m US dollar.

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21.	CASH AND CASH EQUIVALENTS

Million US dollar	2009	2008

Short term bank deposits	2 051	1 010
Cash and bank accounts	1 638	1 926

Cash and cash equivalents	3 689	2 936

Bank overdrafts	(28)	(765)

	3 661	2 171

As of 31 December 2009 cash and cash equivalents include restricted cash of 274m US dollar of which 46m US dollar reflects the outstanding consideration payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds (the related payable is recognized as a deferred consideration on acquisitions – see also Note 28 Trade and other payables) and 228m US dollar relates to restricted cash held on escrow accounts following the disposal of the Central European subsidiaries.

22.	ASSETS AND LIABILITIES HELD FOR SALE

	Assets		Liabilities
Million US dollar	2009	2008	2009	2008

Balance at the end of previous year	51	60	—	—
Effect of movements in foreign exchange	44	(11)	(6)	—
Disposal through the sale of subsidiaries	(1 454)	—	289	—
Disposals	(908)	(19)	37	—
Impairment loss	7	(80)	—	—
Transfers from other asset categories	2 326	101	(320)	—

Balance at end of year	66	51	—	—

Transfers from other asset categories for an amount of 2 326m US dollar and from other liability categories for an amount of 320m US dollar mainly result from the reclassification of the identifiable assets and liabilities of the Korean subsidiary, of four metal beverage can lid manufacturing plants from AB InBev’s US metal packaging subsidiary and of the Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic or Ireland, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

The disposal through the sale of subsidiaries results from the sale of Oriental Brewery to Kohlberg Kravis Roberts & Co L.P. A capital gain of 428m US dollar was recognized on this sale.

Other disposals mainly reflect the sale of the Tennent’s business, with an immaterial effect on the income statement, and of the four metal beverage can lid manufacturing plants. There was no capital gain recorded on this sale as the selling price equaled the net allocated carrying value at the date of the disposal.

The total amount of other comprehensive income accumulated in equity relating to assets held for sale was immaterial as at 31 December 2009.

Assets held for sale at 31 December 2009 are presented in the following geographical segments: Latin America 35m US dollar, Western Europe 14m US dollar, and North America 17m US dollar. They mainly include land and buildings in Brazil, in Western Europe and in the US. The disposal of these assets is expected in 2010. No gain or loss with respect to these assets was recognized in 2009.

Assets held for sale at 31 December 2008 included 51m US dollar land and buildings, mainly in Brazil and in the US. These assets were sold in 2009.

23.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the year:

ISSUED CAPITAL	Million US dollar	Million shares

At the end of the previous year	1 730	1 602
Changes during the year	2	2

	1 732	1 604

TREASURY SHARES	Million US dollar	Million shares

At the end of the previous year	997	20.6
Changes during the year	(338)	(7.0)

	659	13.6

As at 31 December 2009, the total issued capital of 1 732m US dollar is represented by 1 604 301 123 shares without par value, of which 408 851 644 registered shares, 5 325 452 bearer shares and 1 190 124 027 dematerialized shares. For a total amount of capital of 5m US dollar there are still 4 373 182 of subscription rights outstanding corresponding with a maximum of 4 373 182 shares to be issued. The total of authorized, unissued capital amounts to 51m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE - PURCHASE OF OWN SHARES

Using the powers granted during the Extraordinary Shareholders Meeting of 28 April 2009, the Board of directors has purchased 8 300 000 AB InBev shares from Brandbrew SA, its indirectly fully owned subsidiary, in order to improve the hedging of the company’s share option programs.

The purchase was executed in a private transaction on 12 November 2009, just after the announcement of the third quarter results of the company. The purchase price was equal to the closing price of the AB InBev share on 12 November 2009 and the total purchase price amounted to 375m US dollar (271m euro).

During the year 2009, Anheuser-Busch InBev proceeded with the following sale transactions:

•

2 114 421 shares were sold to members of the AmBev senior management who were transferred to Anheuser-Busch InBev. The sale occurred according to a share exchange program at a price reduced with 16.66 % compared to the market price, in order to encourage management mobility;

•	1 259 042 shares were granted to executives of the group according to the company’s executive remuneration policy;

•

540 504 shares were sold to members of the Anheuser-Busch senior management. The sale occurred according to the authorization of the annual shareholders meeting of 28 April 2009 at a price reduced with 16.66 % compared to the market price, provided these managers remain in service for a period of 5 years;

•

2 764 302 shares were granted to executives of the company in exchange for unvested options, in order to encourage management mobility, in particular for the benefit of executives moving to the United States. The shares are subject to a lock-up period until 31 December 2018;

•	Finally, 313 640 shares were sold, as a result of the exercise of options granted to employees of the group.

At the end of the period, the company still owned 13 575 382 own shares.

The par value of the shares is 0.77 euro. As a consequence, the shares that were repurchased during the year represent 8 861 729 US dollar (6 391 000 euro) of the subscribed capital, the shares that were sold during the year 2009 represent 7 465 108 US dollar (5 383 770 euro) of the subscribed capital and the shares that the company still owned at the end of 2009 represent 15 058 655 US dollar (10 453 044 euro) of the subscribed capital.

DIVIDENDS

On 3 March 2010, a dividend of 0.38 euro per share or, approximately 605m euro, was proposed by the board of directors. In accordance with IAS 10 Events after the balance sheet date, the dividend has not been recorded in the 2009 financial statements.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with the IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also Note 29 Risks arising from financial instruments.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 4 613m US dollar (2008: 1 927m US dollar) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

Million shares	2009	2008

Issued ordinary shares at 1 January, net of treasury shares	1 582	969
Effect of shares issued/share buyback programs	2	30

Weighted average number of ordinary shares at 31 December	1 584	999

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 4 613m US dollar (2008: 1 927m US dollar) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

Million shares	2009	2008

Weighted average number of ordinary shares at 31 December	1 584	999
Effect of share options and warrants	9	1

Weighted average number of ordinary shares (diluted) at 31 December	1 593	1 000

The calculation of earnings per share before non-recurring items is based on the profit after tax and before non-recurring items, attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2009	2008

Profit before non-recurring items, attributable to equity holders of AB InBev	3 927	2 511
Non-recurring items, after taxes, attributable to equity holders of AB InBev (refer Note 8)	1 288	(397)
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev	(602)	(187)

Profit attributable to equity holders of AB InBev	4 613	1 927

The table below sets out the EPS calculation:

Million US dollar	2009	2008

Profit attributable to equity holders of AB InBev	4 613	1 927
Weighted average number of ordinary shares	1 584	999
Basic EPS	2.91	1.93

Profit before non-recurring items, attributable to equity holders of AB InBev	3 927	2 511
Weighted average number of ordinary shares	1 584	999
EPS before non-recurring items	2.48	2.51

Profit attributable to equity holders of AB InBev	4 613	1 927
Weighted average number of ordinary shares (diluted)	1 593	1 000
Diluted EPS	2.90	1.93

Profit before non-recurring items, attributable to equity holders of AB InBev	3 927	2 511
Weighted average number of ordinary shares (diluted)	1 593	1 000
Diluted EPS before non-recurring items	2.47	2.51

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding. 22.9m share options were anti-dilutive and not included in the calculation of the dilutive effect.

24.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign currency risk, refer to Note 29 Risks arising from financial instruments.

NON-CURRENT LIABILITIES
Million US dollar	2009	2008 Adjusted	2008

Secured bank loans	53	57	57
Unsecured bank loans	18 616	39 830	39 830
Unsecured bond issues	28 126	7 912	7 912
Secured other loans	6	7	7
Unsecured other loans	204	170	170
Finance lease liabilities	44	63	49

	47 049	48 039	48 025

CURRENT LIABILITIES
Million US dollar	2009	2008 Adjusted	2008

Secured bank loans	30	50	50
Unsecured bank loans	1 559	10 723	10 723
Unsecured bond issues	387	520	520
Secured other loans	14	—	—
Unsecured other loans	19	4	4
Finance lease liabilities	6	4	4

	2 015	11 301	11 301

The current and non-current interest-bearing loans and borrowings amount to 49 064m US dollar at year end 2009, compared to 59 326m US dollar at year end 2008.

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior debt facilities agreement (of which 44 billion US dollar was ultimately drawn) and a 9.8 billion US dollar bridge facility agreement, enabling us to consummate the acquisition, including the payment of 52.5 billion US dollar to shareholders of Anheuser-Busch, refinancing certain Anheuser-Busch indebtedness, payment of all transaction charges, fees and expenses and accrued but unpaid interest to be paid on Anheuser-Busch’s outstanding indebtedness, which together amounted to approximately 54.8 billion US dollar.

On 18 December 2008, AB InBev repaid the debt it had incurred under the bridge facility with the net proceeds of the rights offering and cash proceeds it received from pre-hedging the foreign exchange rate between the euro and the US dollar in connection with the rights offering.

As of 31 December 2009, the amounts outstanding under AB InBev’s 45 billion US dollar senior debt facilities (of which 44 billion US dollar was ultimately drawn) entered into in connection with the Anheuser-Busch acquisition had been reduced to 17.2 billion US dollar. AB InBev refinanced the debt incurred under the senior facility and other indebtedness with cash generated from its operations, with the proceeds of disposals and with the proceeds of the debt capital market offerings as shown below.

On 12 January 2009, AB InBev issued three series of notes in an aggregate principal amount of 5.0 billion US dollar, consisting of 1.25 billion US dollar aggregate principal amount of notes due 2014, 2.5 billion US dollar aggregate principal amount of notes due 2019 and 1.25 billion US dollar aggregate principal amount of notes due 2039 bearing interest at a rate of 7.20%, 7.75% and 8.20%, respectively. The net proceeds from the January Notes offering were used to repay 5.0 billion US dollar of the senior facility.

In the first half of 2009, AB InBev completed the issuance of eight series of notes, consisting of 750m euro aggregate principal amount of notes due 2013, 750m euro aggregate principal amount of notes due 2014, 600m euro aggregate principal amount of notes due 2017, 550m pound sterling aggregate principal amount of notes due 2024, 600m Swiss franc aggregate principal amount notes due 2014, 250m euro aggregate principal amount of notes due June 2015 and 750m pound sterling aggregate principal amount of notes due June 2017 bearing interest at a rate of 7.375%, 6.57%, 8.625%, 9.75%, 4.5%, 5.75% and 6.5%, respectively and a note consisting of 50m euro aggregate principal amount of notes due 2014 and bearing interest at a floating rate of 3 month EURIBOR plus 3.90%. The net proceeds from the notes were used to repay approximately 2.5 billion US dollar of the senior facility and approximately 1.1 billion US dollar of other short term indebtedness.

On 14 May 2009, AB InBev issued three series of notes in an aggregate principal amount of 3.0 billion US dollar, consisting of 1.55 billion US dollar aggregate principal amount of notes due 2014, 1.0 billion US dollar aggregate principal amount of notes due 2019 and 450m US dollar aggregate principal amount of notes due 2039 bearing interest at a rate of 5.375%, 6.875% and 8.0%, respectively. The net proceeds from the May notes offering were used to repay approximately 3 billion US dollar of the senior facility.

On 2 September 2009, AB InBev issued notes in an aggregate principal amount of 2.0 billion Brazilian real due in 2012. The notes bear interest at a floating rate of 114% of CDI, the monthly Brazilian interbank lending rate. The net proceeds of the September notes offering were used to repay approximately 1 billion US dollar of senior facility.

On 14 October 2009, AB InBev issued four series of notes in an aggregate principal amount of 5.5 billion US dollar, consisting of 1.5 billion US dollar aggregate principal amount of notes due 2012, 1.25 billion US dollar aggregate principal amount of notes due 2015, 2.25 billion US dollar aggregate principal amount of notes due 2020 and 500m US dollar aggregate principal amount of notes due 2040 bearing interest at a rate of 3.0%, 4.125%, 5.375%, and 6.375% respectively. The net proceeds from the October notes offering were used to repay approximately 5.5 billion US dollar of the senior facility.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2009
Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	83	30	22	16	15	—
Unsecured bank loans	20 175	1 559	5 648	427	12 416	125
Unsecured bond issues	28 513	387	819	3 784	6 684	16 839
Secured other loans	20	14	—	—	6	—
Unsecured other loans	223	19	104	14	26	60
Finance lease liabilities	50	6	4	4	1	35

	49 064	2 015	6 597	4 245	19 148	17 059

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2008
Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	107	50	11	16	30	—
Unsecured bank loans	50 553	10 723	11 441	14 003	14 261	125
Unsecured bond issues	8 432	520	604	1 035	1 309	4 964
Secured other loans	7	—	—	2	4	1
Unsecured other loans	174	4	33	32	64	41
Finance lease liabilities	53	4	8	2	4	35

	59 326	11 301	12 097	15 090	15 672	5 166

FINANCE LEASE LIABILITIES
Million US dollar	2009 Payments	2009 Interests	2009 Principal	2008 Payments	2008 Interests	2008 Principal

Less than one year	9	3	6	8	4	4
Between one and two years	7	3	4	11	3	8
Between two and three years	6	2	4	6	4	2
Between three and five years	5	4	1	8	4	4
More than 5 years	99	64	35	99	64	35

	126	76	50	132	79	53

AB InBev’s net debt decreased to 45 174m US dollar as of December 2009, from 56 660m US dollar as of December 2008. Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	2009	2008

Non-current interest bearing loans and borrowings	47 049	48 025
Current interest bearing loans and borrowings	2 015	11 301

	49 064	59 326

Bank overdrafts	28	765
Cash and cash equivalents	(3 689)	(2 936)
Interest bearing loans granted (included within Trade and other receivables)	(48)	(97)
Debt securities (included within Investment securities)	(181)	(398)

Net debt	45 174	56 660

Apart from operating results net of capital expenditures, the net debt is impacted by the net proceeds from the sale of associates, subsidiaries and assets (7 372m US dollar), dividend payments to shareholders of AB InBev (598m US dollar); dividend payments to non-controlling shareholders of AmBev (680m US dollar); the payment to former shareholders of Anheuser-Busch and transaction costs (579m US dollar); and the impact of changes in foreign exchange rates (897m US dollar increase of net debt).

25.	EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans world-wide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits (OPEB). In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2009, benefits paid for defined contribution plans for the company amounted to 43m US dollar compared to 17m US dollar for 2008.

DEFINED BENEFIT PLANS

The company contributes to 66 defined benefit plans, of which 50 are retirement plans, 16 are medical cost plans. Most plans provide benefits related to pay and years of service. The German, French and Luxemburg plans are unfunded while Belgian, Canadian, UK and US plans are partially funded. The assets of the other plans are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Canada, US, Belgium and Brazil provide medical benefits to employees and their families after retirement.

The present value of funded obligations includes a 103m US dollar liability related to two medical plans, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of AmBev. On 31 December 2009, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability decreased by 374m US dollar, over the period 31 December 2009 against 31 December 2008, as adjusted. Plan assets have increased in value by 772m US dollar driven by better market performance and plan contributions primarily offset by 399m US dollar of increase in benefit obligations resulting mainly from changes in actuarial assumptions (unfavorable changes in discount rates and inflation).

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2009	2008 Adjusted	2008 Reported

Present value of funded obligations	(5 728)	(5 329)	(5 355)
Fair value of plan assets	4 645	3 873	3 873

Present value of net obligations for funded plans	(1 083)	(1 456)	(1 482)
Present value of unfunded obligations	(1 131)	(1 236)	(1 236)

Present value of net obligations	(2 214)	(2 692)	(2 718)

Unrecognized past service cost	2	3	3
Unrecognized asset	(371)	(206)	(206)

Net liability	(2 583)	(2 895)	(2 921)

Other long term employee benefits	(18)	(80)	(80)

Total employee benefits	(2 601)	(2 975)	(3 001)

Employee benefits amounts in the balance sheet:
Liabilities	(2 611)	(2 983)	(3 009)
Assets	10	8	8

Net liability	(2 601)	(2 975)	(3 001)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2009	2008 Adjusted	2008 Reported

Defined benefit obligation at 1 January	(6 565)	(3 888)	(3 888)
Current service costs	(124)	(80)	(80)
Contribution by plan participants	(14)	(13)	(13)
Acquisitions through business combinations	—	(3 724)	(3 750)
New past service cost	186	(2)	(2)
Interest cost	(416)	(250)	(250)
Actuarial losses	(126)	(87)	(87)
(Losses)/gains on curtailments	92	(17)	(17)
Reclassifications from provisions	—	31	31
Exchange differences	(430)	871	871
Benefits paid	541	594	594

Defined benefit obligation at 31 December	(6 856)	(6 565)	(6 591)

The changes in the fair value of plan assets are as follows:

Million US dollar	2009	2008

Fair value of plan assets at 1 January	3 873	3 321
Acquisitions through business combinations	—	2 030
Expected return	317	262
Actuarial gains and (losses)	396	(606)
Contributions by AB InBev	173	207
Contributions by plan participants	14	13
Exchange differences	416	(743)
Other	(3)	16
Benefits paid	(541)	(627)

Fair value of plan assets at 31 December	4 645	3 873

The acquisition through business combinations in 2008 stems from the acquisition of Anheuser-Busch.

Actual return on plans assets amounted to a gain of 713m US dollar in 2009 compared to a loss of 344m US dollar in 2008. This is mostly driven by investment returns in excess of long term expectations in the UK, US, Belgium, Brazil and Canada.

The decrease in contributions by AB InBev (173m US dollar in 2009 versus 207m US dollar in 2008) is primarily explained by lower contributions in the Canadian plans.

As part of the Anheuser-Busch integration into AB InBev, a curtailment has been recognized following the amendment of certain US pensions and post-retirement healthcare benefits. The effects of these changes are being recorded through the income statement and led to an additional income amount of 240m US dollar being recognized in 2009. This income amount has been partially offset by the increase in expense relating to the first full year inclusion of Anheuser-Busch’s benefit obligations.

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2009	2008

Current service costs	(123)	(68)
Interest cost	(416)	(250)
Expected return on plan assets	317	260
Amortized past service cost	(6)	(2)
Recognition of vested past service cost	139	(10)
(Losses)/gains on settlements or curtailments	120	(23)
Asset limitation	(30)	(26)

	1	(119)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2009	2008

Cost of sales	(66)	(31)
Distribution expenses	(29)	(20)
Sales and marketing expenses	(30)	(10)
Administrative expenses	(42)	(34)
Other operating income/expense	168	—
Non-recurring items	—	(24)

	1	(119)

Weighted average assumptions used in computing the benefit obligations at the balance sheet date are as follows:

	2009	2008
Discount rate	6.5%	6.5%
Future salary increases	2.8%	3.3%
Future pension increases	2.6%	2.2%
Medical cost trend rate	7.86% p.a. reducing to 5.55%	8.95% p.a. reducing to 6.63%
Dental claims trend rate	4.0%	4.0%
Life expectation for a 40 year old male	82	81
Life expectation for a 40 year old female	84	85

Weighted average assumptions used in computing the net periodic pension cost for the year are as follows:

	2009	2008
Discount rate	6.5%	4.9%
Expected return on plan assets	8.2%	6.2%
Future salary increases	3.3%	3.1%
Future pension increases	2.2%	1.8%
Medical cost trend rate	8.95% p.a. reducing to 6.63%	6.5% p.a. reducing to 3.8%
Dental claims trend rate	4.0%	4.1%

Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit plans, these include historical rates of return of broad equity and bond indices and projected long-term rates of return from pension investment consultants; taking into account different markets where AB InBev has plan assets.

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost while a negative amount refers to an increase in the obligations or cost):

	2009		2008
Million US dollar	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Medical cost trend rate
Effect on the aggregate of the service cost and interest cost of medical plans	(6)	5	(4)	4
Effect on the defined benefit obligation for medical cost	(77)	70	(38)	32

In line with the IAS 1 Presentation of Financial Statements disclosure requirements on key sources of estimation uncertainty AB InBev has included the results of its sensitivity analysis with regard to the discount rate, the future salary increase and the longevity assumptions.

Million US dollar	2009		2008
	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Discount rate
Effect on the aggregate of the service cost and interest cost of defined benefit plans	7	(6)	3	(3)
Effect on the defined benefit obligation	435	(476)	156	(173)

Million US dollar	2009		2008
	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Future salary increase
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(4)	4	(4)	3
Effect on the defined benefit obligation	(46)	45	(25)	22

Million US dollar	2009		2008
	One year increase	One year decrease	One year increase	One year decrease
Longevity
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(6)	7	(7)	7
Effect on the defined benefit obligation	(105)	108	(65)	64

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2009	2008

Government bonds	27%	22%
Corporate bonds	16%	17%
Equity instruments	53%	55%
Property	2%	4%
Cash	1%	1%
Insurance contracts	1%	1%

	100%	100%

The change in allocation of the fair value of plan assets from 2008 is mainly due to the favorability of exchange rate differences for Brazilian plans compared to the US dollar.

The plan assets include indirect investments in ordinary shares issued by the company for a total fair value of 1m US dollar. The expected rates of return on individual categories of plan assets are determined by reference to relevant indices based on advice of external valuation experts. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

The five year history of the present value of the defined benefit obligations, the fair value of the plan assets and the deficit in the plans is as follows:

Million US dollar	2009	2008 Adjusted	2008	2007	2006	2005

Present value of the defined benefit obligations	(6 856)	(6 565)	(6 591)	(3 888)	(3 558)	(3 337)
Fair value of plan assets	4 645	3 873	3 873	3 321	2 804	2 365
Deficit	(2 211)	(2 692)	(2 718)	(567)	(754)	(972)
Experience adjustments: (increase)/decrease plan liabilities	42	289	289	32	(8)	(39)
Experience adjustments: increase/(decrease) plan assets	390	(606)	(606)	(78)	87	157

AB InBev expects to contribute approximately 280m US dollar for its funded defined benefit plans and 93m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2010.

26.	SHARE-BASED PAYMENTS

Different share option programs allow company senior management and members of the board of directors to acquire shares of AB InBev or AmBev. AB InBev has three primary share-based compensation plans, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 (and amended as from 2010) and the discretionary long-term incentive stock-option plan (“LTI Stock Option Plan”), established in 2009. For all plans, the fair value of share-based payment compensation is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

SHARE-BASED COMPENSATION PLAN

Since 2006, the Share-Based Compensation Plan provides that members of AB InBev’s executive board of management and certain other senior employees are granted bonuses, half of which is settled in shares to be held for three years, the shares being valued at their market price at the time of grant. With respect to the other half of the bonus, participants may elect to receive cash or to invest all or half of the remaining part of their bonus in shares to be held for five years. Such voluntary deferral leads to a company option match, which vests after five years, provided that predefined financial targets are met or exceeded. If the remaining half is completely invested in shares, the number of matching options granted will be equal to 4.6 times the number of shares corresponding to the gross amount of the bonus invested. If the remaining half is invested at 50 % in shares, the number of matching options granted will be equal to 2.3 times the number of shares corresponding to the gross amount of the bonus invested. Upon exercise, holders of the matching options may be entitled to receive from AB InBev a cash payment equal to the dividends declared since the options were granted. The fair value of the matching options is estimated at the grant date using a binomial Hull model, and is expensed over the vesting period. These options have a life of 10 years.

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. These executives will receive their bonus in cash but will have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. The company will match such voluntary investment by granting three matching shares for each bonus share voluntarily invested, up to a limited total percentage of each executive’s bonus. From 1 January 2011, the new plan structure will apply to all other senior management.

During 2009, AB InBev issued 0.4m of matching options representing a fair value of approximately 5.8m US dollar in relation to the bonus of 2008, and 3.8m of matching options representing a fair value of approximately 55.7m US dollar in relation to the bonus for the first half of 2009. The options granted under the bonus plan and issued during 2009 cliff vest after 5 years.

LONG-TERM INCENTIVE PLAN

The company has issued warrants, or rights to subscribe for newly issued shares, under the LTI plan for the benefit of directors and, until 2006, members of the executive board of management and other senior employees. Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan. Each LTI warrant gives its holder the right to subscribe for one newly issued share. The exercise price of LTI warrants is equal to the average price of the company’s shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 have a duration of 10 years and from 2007 (and in 2003) have a duration of 5 years. LTI warrants are subject to a vesting period ranging from one to three years.

During 2009, 0.2m warrants were granted to members of the board of directors. Furthermore, and in order to compensate for the dilutive effect of the right issue, 0.4m warrants were granted to current members and 0.6m warrants were granted to former members of the board of directors. These warrants vest in equal annual installments over a three-year period (one third on 1 January of 2011, one third on 1 January 2012 and one third on 1 January 2013) and represent a fair value of approximately 16m US dollar.

DISCRETIONARY LONG-TERM INCENTIVE STOCK-OPTION PLAN

As from 1 July 2009, senior employees are eligible for a discretionary annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In December 2009 AB InBev issued 1.6m discretionary LTI stock options with an estimated fair value of 23.4m US dollar.

In addition to awards granted under the plans described above, the company offered stock options to a small group of senior executives in November 2008 and April 2009. AB InBev believes that the selected executives will help implement a successful integration of Anheuser-Busch Companies, Inc., which will underpin AB InBev’s ability to quickly deleverage. The number of options offered was 28.4m in 2008 and 4.9m in 2009, representing a combined fair value of approximately 402.6m US dollar. One-half of the stock options granted in November 2008 have a life of 10 years as from granting and vest on 1 January 2014; the other half has a life of 15 years as from granting and vest on 1 January 2019. The stock options granted in April 2009 have a life of 10 years as from granting and vest on 1 January 2014. Vesting is conditional upon achievement of certain predefined financial targets.

In order to encourage management mobility, in particular for the benefit of executives moving to the United States, an options exchange program was executed in 2009 whereby 4.4m unvested options were exchanged against 2.8m restricted shares that will remain locked-up until 31 December 2018. 47m US dollar of cost was reported in 2009 related to the acceleration of the IFRS 2 cost following this exchange in accordance with IFRS 2—refer to Note 8 Non-recurring items. Furthermore, to encourage management mobility, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and replaced by the issuance of 5.7m options representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

As per the terms of the Anheuser-Busch merger agreement, the company offered 5.9m options with a fair value of 56.2m US dollar following the approval of the AB InBev shareholders meeting of April 2009. Furthermore the company offered in December 2009 3m options with an estimated fair value of 42.6m US dollar.

During 2009, a limited number of Anheuser-Busch shareholders who are part of the senior management of Anheuser-Busch were given the opportunity to purchase AB InBev shares (0.6m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 3m US dollar and is expensed over the five year service period.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2009 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2009	2008[2]	2007[2]

Fair value of options and warrants granted	13.99	38.17	31.15
Share price	29.03	90.58	77.59
Exercise price	21.62	86.62	72.53
Expected volatility	32%	24%	20%
Expected dividends	0.85%	0.16%	0.16%
Risk-free interest rate	3.49%	4.47%	4.47%

Since the acceptance period of the options is 2 months, the fair value was determined as the average of the fair values calculated on a weekly basis during the two months offer period.

Expected volatility is based on historical volatility calculated using 1 220 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding options developed as follows:

Million Options and Warrants	2009	2008[2]	2007[2]

Options and warrants outstanding at 1 January	8.8	6.3	7.6
Options and warrants issued during the year	50.3	1.1	1.0
Options and warrants exercised during the year	(6.6)	(1.2)	(1.6)
Options and warrants forfeited during the year	(1.7)	(0.4)	(0.7)
Additional options and warrants granted as a result of the December 2008 rights issue	—	3.0	—

Options outstanding at end of December	50.8	8.8	6.3

As a consequence of the rights issue that took place in November 2008, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders. The terms and conditions of the new subscription rights are the same as those of the existing subscription rights to which they relate. For vesting purposes, they are treated as if they have been issued at the same time as the existing subscription right, and are exercisable in the same manner and under the same conditions. The company accounted for the dilutive effect of the rights issuance by applying the ratio method as set out in the NYSE Euronext “Liffe’s Harmonised Corporate Actions Policy” pursuant to which both the number of existing subscription rights and the exercise price were adjusted by a ratio of 0.6252. The adjusted exercise price of the subscription rights equals the original exercise price multiplied by the adjustment ratio. The adjusted number of subscription rights equals the original number of subscription rights divided by the adjustment ratio. As a result, during the fourth quarter of 2008, 3m additional options (1.4m and 1.6m options under the Share-based Compensation Plan and the LTI, respectively) were granted to employees in order to compensate for the dilutive effect of the rights issue. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

The range of exercise prices of the outstanding options is between 7.28 euro (10.49 US dollar) and 58.31 euro (84.00 US dollar) while the weighted average remaining contractual life is 9.67 years.

Of the 50.8m outstanding options 4.8m options are vested at 31 December 2009.

The weighted average exercise price of the options is as follows:

Amounts in US dollar[1]	2009	2008	2007

Options and warrants outstanding at 1 January	34.42	46.50	35.48
Granted during the year (pre rights issue)	24.78	76.92	79.38
Granted during the year (adjustment factor)	—	32.87	—
Forfeited during the year	27.48	56.63	45.00
Exercised during the year	18.94	32.76	35.52
Outstanding at the end of December	27.37	34.42	46.50
Exercisable at the end of December	31.16	23.66	36.39

For share options exercised during 2009 the weighted average share price at the date of exercise was 33.61 euro (48.41 US dollar).

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Not adjusted for the NYSE Euronext ‘ratio method’ as applied after the rights issue of 17 December 2008 (adjustment factor 0.6252).

AMBEV SHARE-BASED COMPENSATION PLAN

Since 2005, AmBev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. Under an equivalent 5 year cliff vesting plan, AmBev has issued in 2009, 1.6m options for which the fair value amounts to approximately 114m US dollar. The fair value of the options and assumptions used in applying a binomial option pricing model for the 2009 AmBev grant are as follows:

Amounts in US dollar unless otherwise indicated[1]	2009	2008	2007

Fair value of options granted	52.01	44.51	25.03
Share price	76.95	71.48	61.83
Exercise price	74.70	71.48	61.83
Expected volatility	45%	33%	26%
Risk-free interest rate	12.64%	12.50%	10.60%

As the AmBev options are dividend protected, the dividend yield used for the fair value calculation was 0%.

During the second half of 2007, AmBev performed a reverse stock split in the ratio of 100:1. Consequently the 2007 figures have been restated to consider the impact of this adjustment.

The total number of outstanding AmBev options developed as follows:

Million options	2009	2008	2007

Options outstanding at 1 January	2.8	2.2	2.4
Options issued during the year	1.6	0.8	0.8
Options exercised during the year	(0.1)	(0.1)	(0.6)
Options forfeited during the year	(0.2)	(0.1)	(0.4)

Options outstanding at end of December	4.1	2.8	2.2

The range of exercise prices of the outstanding options is between 52.68 Brazilian real (30.26 US dollar) and 130.06 Brazilian real (74.70 US dollar) while the weighted average remaining contractual life is 5.02 years.

Of the 4.1m outstanding options 0.4m options are vested at 31 December 2009.

The weighted average exercise price of the options is as follows:

Amounts in US dollar	2009	2008	2007

Options outstanding at 1 January	56.01	49.21	30.54
Granted during the year	70.17	57.42	61.45
Forfeited during the year	56.77	33.69	32.22
Exercised during the year	32.95	40.62	35.95
Outstanding at the end of December	59.60	42.07	49.21
Exercisable at the end of December	32.82	23.62	28.60

During the fourth quarter of 2009, a limited number of AmBev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange AmBev shares against a total of 2.1m AB InBev shares (2008: 0.9m - 2007: 1.8m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 11m US dollar (2008: 11m US dollar - 2007: 25m US dollar) and is expensed over the five years service period. The fair values of the AmBev and AB InBev shares were determined based on the market price. Furthermore 20m US dollar of cost was reported in 2009 related to the acceleration of the vesting of the AmBev share swap for selected employees in accordance with IFRS 2 following the change in vesting conditions – refer to Note 8 Non-recurring items.

Since 2005, variable compensation granted to company employees and management is partially settled in shares.

The above described share-based payment transactions resulted in a total expense of 208m US dollar for the year 2009 (including the variable compensation expense settled in shares), as compared to 62m US dollar for the year 2008.

27.	PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2009	461	643	150	1 254
Effect of changes in foreign exchange rates	8	114	23	145
Provisions made	140	292	65	497
Provisions used	(260)	(74)	(15)	(349)
Provisions reversed	(72)	(213)	(5)	(290)
Other movements	(47)	26	38	17

Balance at 31 December 2009	230	788	256	1 274

The restructuring provisions are primarily explained by the organizational alignments, as explained in Note 8 Non-recurring items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years

Restructuring
Reorganization	230	145	32	37	16

Disputes
Income taxes	294	5	226	31	32
Indirect taxes	223	28	39	78	78
Labor	142	24	25	48	45
Commercial	45	22	6	9	8
Environmental	1	1	—	—	—
Other disputes	83	5	37	32	9

	788	85	333	198	172
Other contingencies
Onerous contracts	24	7	5	7	5
Guarantees given	8	—	1	7	—
Other contingencies	224	71	26	55	72

	256	78	32	69	77

Total provisions	1 274	308	397	304	265

Since 1 January 2005 AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such a provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2009, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

28.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2009	2008 Adjusted	2008

Indirect taxes payable	349	249	249
Trade payables	87	95	7
Cash guarantees	13	14	14
Deferred consideration on acquisitions	90	113	113
Derivative financial instruments with negative fair values	1 374	1 289	1 289
Other payables	66	3	16

	1 979	1 763	1 688

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2009	2008 Adjusted	2008

Trade payables and accrued expenses	5 657	4 833	4 801
Payroll and social security payables	743	643	643
Indirect taxes payable	1 350	1 097	1 097
Interest payable	848	477	477
Consigned packaging	523	551	551
Cash guarantees	41	25	25
Derivative financial instruments with negative fair values	1 956	1 837	1 837
Dividends payable	106	63	63
Deferred income	18	152	152
Deferred consideration on acquisitions	59	522	522
Other payables	76	38	38

	11 377	10 238	10 206

Derivative financial instruments with negative fair values mainly reflect the mark-to-market of the interest rate swaps entered into to hedge the Anheuser-Busch acquisition financing (See also Note 29 Risks arising from financial instruments).

Deferred consideration on acquisitions mainly reflects the outstanding consideration payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable decreased from 500m US dollar at 31 December 2008 to 46m US dollar at 31 December 2009.

29.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

Exposure to foreign currency, interest rate, commodity prices, liquidity and credit risk arises in the normal course of AB InBev’s business. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy. The risk management committee meets on a frequent basis and is responsible for reviewing the results of the risk assessment, approving recommended risk management strategies, monitoring compliance with the financial risk management policy and reporting to the finance committee of the board of directors.

Some of the company’s risk management strategies include the usage of derivatives. Derivative instruments used by the company mainly include forward exchange contracts, exchange traded foreign currency futures, interest rate swaps, cross currency interest rate swaps (“CCIRS”), forward rate agreements, exchange traded interest rate futures, aluminum swaps and forwards, exchange traded sugar futures and exchange traded wheat futures. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading.

The following table provides an overview of the derivative financial instruments outstanding at year-end by maturity bucket. The amounts included in this table are the notional amounts.

	2009					2008
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	2 334	410	190	—	—	1 943	398	216	164	—
Foreign currency futures	1 581	6	—	—	—	(216)	21	—	—	—
Other foreign currency derivatives	330	83	—	—	—	—	—	—	—	—

Interest rate
Interest rate swaps	17 324	212	57 738	7 495	264	1 784	—	36 785	4 262	4 552
Cross currency interest rate swaps	550	1 971	940	662	1 276	270	660	1 373	576	113
Forward rate agreements	—	—	—	—	—	3 062	—	—	—	—
Interest rate futures	—	—	—	—	—	(95)	—	—	(118)	(8)
Other interest rate derivatives	—	52	—	—	—	—	—	—	—	—

Commodities
Aluminum swaps	738	381	—	—	—	348	6	—	—	—
Other commodity derivatives	325	78	—	—	—	75	17	—	—	—

Credit
Credit default swaps	86	—	—	—	—	—	84	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement (of which 44 billion US dollar was ultimately drawn). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable fixed spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two year period. Following the repayment of part of the senior facility, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2009, the remaining open positions include a series of US dollar LIBOR fixed interest-rate swaps for a total notional amount of 24.6 billion US dollar. The interest rate for 17.2 billion US dollar has been fixed at a weighted average rate of 4.038% per annum (plus applicable spreads) for the period 2010 and 2011 and the interest rate for 7.4 billion US dollar has been fixed at a weighted average rate of 2.85 % per annum (plus applicable spreads) for the period 2011 to 2013.

Forward exchange contracts include the series of contracts used to hedge the Brazilian real borrowings in Canada (see Interest rate risk section below).

A.	FOREIGN CURRENCY RISK

AB InBev incurs foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are forward exchange contracts, exchange traded foreign currency futures and cross currency interest rate swaps.

FOREIGN EXCHANGE RISK ON OPERATING ACTIVITIES

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, AB InBev’s policy is to hedge operational transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within a maximum of 15 months. Operational transactions that are certain (e.g. capital expenditure) are hedged without any limitation in time.

The table below provides an indication of the company’s main net foreign currency positions as regards firm commitments and forecasted transactions per 31 December 2009 and for a period of 1 year for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	2009			2008
Million US dollar	Total exposure	Total derivatives	Open position	Total exposure	Total derivatives	Open position

Canadian dollar / US dollar	—	—	—	(21)	21	—
Euro / Argentinean peso	—	—	—	(60)	60	—
Euro / Brazilian real	(28)	28	—	(3)	3	—
Euro / Canadian dollar	—	—	—	(3)	10	7
Euro / Czech koruna	—	—	—	14	(14)	—
Euro / Hungarian forint	—	—	—	(43)	40	(3)
Euro / pound sterling	(116)	77	(39)	(28)	28	—
Euro / Romanian lei	—	28	28	(131)	114	(17)
Euro / Russian ruble	(97)	95	(2)	(295)	185	(110)
Euro / Serbian dinar	—	—	—	(18)	—	(18)
Euro / Ukrainian hryvnia	(117)	—	(117)	(135)	39	(96)
Euro / US dollar	—	(6)	(6)	(278)	270	(8)
Hungarian forint / pound sterling	(3)	3	—	—	—	—
Pound sterling / euro	7	(6)	1	—	—	—
US dollar / Argentinean peso	(238)	238	—	(246)	246	—
US dollar / Bolivian boliviano	59	(59)	—	—	—	—
US dollar / Brazilian real	(156)	156	—	404	(404)	—
US dollar / Canadian dollar	—	—	—	(7)	7	—
US dollar / Chilean peso	25	(25)	—	(11)	11	—
US dollar / Dominican peso	(29)	29	—	—	—	—
US dollar / euro	224	(226)	(2)	466	(466)	—
US dollar / Paraguayan guarani	(25)	25	—	(32)	32	—
US dollar / Peruvian nuevo sol	(19)	19	—	—	—	—
US dollar / pound sterling	(22)	19	(3)	(31)	31	—
US dollar / Russian ruble	(105)	105	—	(313)	146	(167)
US dollar / Ukrainian hryvnia	(19)	—	(19)	(68)	43	(25)
US dollar / Uruguayan peso	(26)	26	—	(17)	17	—

Further analysis on the impact of open currency exposures is performed in the Currency Sensitivity Analysis below.

In conformity with the IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

FOREIGN EXCHANGE RISK ON INTRAGROUP LOANS

A series of foreign exchange derivative contracts were contracted in 2009 to hedge the foreign currency risk from intercompany loans transacted between group entities that have different functional currencies. Intercompany loans with Russia and UK were hedged against euro for respectively 3 979m Russian ruble and 105m pound sterling.

In conformity with IAS 39, these derivative contracts were designated as cash flow hedges of intragroup monetary items.

FOREIGN EXCHANGE RISK ON NET INVESTMENTS IN FOREIGN OPERATIONS

AB InBev enters into hedging relationships to mitigate exposure related to its investments in foreign operations. Under IAS 39, these derivatives and loans were appropriately classified as net investment hedges.

In November 2008, the parent company, with a euro functional currency, borrowed 18 billion US dollar under the senior debt facilities agreement used to finance the acquisition of Anheuser-Busch. To offset the foreign exchange currency risk, the parent company entered into a hedging relationship where the investment in the net equity of Anheuser-Busch is considered to be the hedged item. As of 31 December 2009, the outstanding balance of 9.7 billion US dollars was designated as a net investment hedge.

AB InBev uses euro/pound sterling derivative contracts to hedge the foreign currency risk arising from the net investment of its UK subsidiaries. In 2009, AB InBev entered into one derivative contract with a notional amount of 300m pound sterling and a 550m pound sterling bond to hedge such foreign currency risk. The 2008 euro/pound sterling cross currency interest rate swaps with a notional amount of 180m pound sterling has matured in 2009.

In 2008, AB InBev entered into two foreign exchange contracts in Russian ruble of 111m each to hedge its net investment in Russia. These net investment hedges mature in 2010 and 2011, respectively.

FOREIGN EXCHANGE RISK ON FOREIGN CURRENCY DENOMINATED DEBT

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible in the functional currency of the subsidiary. To the extent this is not the case, hedging is put in place unless the cost to hedge outweighs the benefits. Following the acquisition of Anheuser-Busch, AB InBev adopted a hybrid currency matching model pursuant to which the company may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of normalized EBITDA, by swapping a significant portion of US dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact AB InBev’s profit and earnings due to the higher Brazilian real interest coupon, and (ii) use Anheuser-Busch’s US dollar cash flows to service interest payments under AB InBev’s debt obligations.

A description of the foreign currency risk hedging related to the debt instruments issued in a currency other than the functional currency of the subsidiary (including the private placements, the US dollar bonds and the Brazilian real borrowing) is further detailed in the Interest Rate Risk section below.

CURRENCY SENSITIVITY ANALYSIS

Currency translational risk

Around 56% of AB InBev’s revenue is generated by foreign operations of which the activities are conducted in a currency other than the US dollar. A currency translation risk arises when the financial data of these foreign operations are converted in AB InBev’s presentation currency, the US dollar. On the basis of the volatility of these currencies against the US dollar in 2009, AB InBev estimated the reasonably possible change of the exchange rate of these currencies against the US dollar as follows:

	2009
1 US dollar equals:	Closing rate 31 December 2009	Average rate 2009	Possible closing rate volatility[1]	Possible average rate volatility	Volatility of rates in %

Argentinean peso	3.80	3.73	3.66 - 3.93	3.60 -3.86	3.47%
Bolivian boliviano	7.07	7.13	6.48 - 7.66	6.54 -7.73	8.32%
Brazilian real	1.74	2.02	1.44 - 2.04	1.67 -2.36	17.07%
Canadian dollar	1.05	1.15	0.90 - 1.2	0.99 -1.31	14.07%
Chinese yuan	6.83	6.86	6.79 - 6.87	6.82 -6.90	0.57%
Paraguayan guarani	4 597	5 008	4 188 - 5 006	4 562 -5 453	8.90%
Pound sterling	0.62	0.64	0.53 - 0.70	0.56 - 0.73	13.22%
Romanian lei	2.84	3.06	2.44 - 3.24	2.63 - 3.49	14.09%
Russian ruble	1 273	1 353	1 088 – 1 458	1 156 –1 549	14.54%
South Korean won	7.95	7.74	5.79 - 10.1	5.65 - 9.84	27.09%
Euro	0.69	0.72	0.61 - 0.78	0.64 - 0.81	11.68%

	2008
1 US dollar equals:	Closing rate 31 December 2008	Average rate 2008	Possible closing rate volatility[1]	Possible average rate volatility	Possible volatility of rates in %

Argentinean peso	3.45	3.14	3.12 - 3.78	2.84 - 3.44	9.59%
Bolivian boliviano	7.07	7.18	6.32 - 7.82	6.42 - 7.94	10.63%
Brazilian real	2.34	1.79	1.24 - 3.43	0.95 - 2.63	46.88%
Canadian dollar	1.22	1.05	0.90 - 1.54	0.78 - 1.33	26.20%
Chinese yuan	6.82	7.05	6.55 - 7.09	6.77 - 7.33	3.97%
Paraguayan guarani	4 921	4 333	3 945 -5 897	3 474 -5 193	19.83%
Pound sterling	0.68	0.54	0.53 - 0.84	0.41 - 0.66	22.91%
Romanian lei	2.89	2.49	1.94 - 3.85	1.67 - 3.31	33.03%
Russian ruble	29.78	24.78	25.50 -34.05	21.22 -28.34	14.35%
South Korean won	1 320	1 078	713 - 1 928	582 -1 574	45.98%
Euro	0.72	0.68	0.55 - 0.88	0.52 - 0.84	22.93%

If the US dollar had weakened/strengthened during 2009 by the above estimated possible changes against the above listed currencies with all other variables held constant, the 2009 profit would have been 1 070m US dollar (18%) higher/lower while the translation reserves in equity would have been 3 324m US dollar higher/lower. In 2008, AB InBev estimated this impact to be 854m US dollar on profit and 4 972m US dollar on the translation reserves.

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company has open positions in Eastern European countries for which no hedging is performed because the illiquidity of the local foreign exchange market prevents us from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Ukrainian hryvnia, and in Romania lei against the US dollar and the euro. On the basis of the average volatility of the Ukrainian hryvnia and the Romanian lei against the euro and the US dollar during the year, AB InBev estimated the reasonably possible change of exchange rate of these currencies as follows:

	2009
	Closing rate 31 December 2009	Possible closing rate volatility[1]	Volatility of rates in %

Euro / Ukrainian hryvnia	11.45	8.35 -14.55	27.09%
Euro / Romanian lei	4.10	3.86 -4.33	5.62%
US dollar / Ukrainian hryvnia	7.95	5.79 -10.1	27.09%

	2008
	Closing rate 31 December 2008	Possible closing rate volatility[1]	Possible volatility of rates in %

Euro / Ukrainian hryvnia	10.86	3.74 -17.97	65.51%
Euro / Romanian lei	4.02	3.23 - 4.82	19.77%
US dollar / Ukrainian hryvnia	7.80	3.43 -12.17	56.05%

If the Ukrainian hryvnia and the Romanian lei had weakened/strengthened during 2009 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2009 impact on consolidated profit would have been 4m US dollar lower/ higher.

[1]

In 2009, sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2009. In 2008 the estimate was based on the standard deviation of daily volatilities of the benchmark interest rates during the past 250 days at year-end and using a 95% confidence interval. The reasoning behind the change in the methodology is to avoid large changes in the underlying rate that is not explained directly by its volatility.

B.	INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

FLOATING INTEREST RATE RISK ON BORROWINGS IN EURO

In 2008 the company entered into several interest rate swaps and forward rate agreements to hedge the floating interest rate risk on 1 395m euro (of which 1 085m euro was designated in a cash flow hedge relationships) out of the 1 875m euro syndicated facility and 820m euro commercial papers outstanding at 31 December 2008.

In 2009, the syndicated facility was fully repaid. Given the repayment, the hedge relationship is no longer qualified for hedge accounting leading to freestanding interest rate swaps with a total notional amount of 635m euro by year end 2009. As of 31 December 2009, the outstanding floating interest rate borrowings amount to 518m euro. No hedges were done on those borrowings.

FLOATING INTEREST RATE RISK ON BORROWINGS IN US DOLLAR

The company entered into a 45 billion US dollar senior facilities agreement (of which 44 billion US dollar was ultimately drawn) to acquire Anheuser-Busch and entered into a series of forward starting US dollar interest rate swaps in order to provide a higher predictability of cash flows. As a result, the interest rates for up to an amount of 34.5 billion US dollar, under the 45 billion US dollar senior facility agreement, have effectively been fixed at 3.875 % per annum plus applicable spreads, for the period of 2009-2011. From this 34.5 billion US dollar hedging, 25 billion US dollar hedge was designated to the senior facility, 5 billion US dollar was designated to a pre-hedging of the bond issuance in January 2009, 3 billion US dollar was designated to a pre-hedging of the bond issuance in May 2009 and 1 billion US dollar was designated to a pre-hedging of bond issuance in October 2009 (0.5 billion US dollar was derecognized during 2009).

In conformity with the IAS 39 hedge accounting rules, these 34.5 billion US dollar hedges were designated as cash flow hedges. Following the issuance of bonds and the repayment of 7.8 billion US dollar out of the 25 billion US dollar hedged senior facility, only 17.2 billion US dollar is still designated as a cash flow hedge. Part of interest rate swaps that were designated for the hedge of the financing of Anheuser-Busch acquisition became freestanding given the repayment of part of the senior facility. In order to offset the interest rate risk, those freestanding derivatives were fully unwound via additional offsetting trades.

As of 31 December 2009, the remaining open hedges include a series of US dollar LIBOR fixed interest-rate swaps for a total notional amount of 24.6 billion US dollar. The interest rate for 17.2 billion US dollar has been fixed at a weighted average rate of 4.038% per annum (plus applicable spreads) for the period 2010 and 2011 and the interest rate for 7.4 billion US dollar has been fixed at a weighted average rate of 2.85 % per annum (plus applicable spreads) for the period 2011 to 2013.

FLOATING INTEREST RATE RISK ON BORROWINGS IN CANADIAN DOLLAR

In 2009, the company entered into 268m Canadian dollar interest rate swaps to hedge its interest rate exposure related to its floating rate debentures denominated in Canadian dollars. As of 31 December 2009 and 2008, the total outstanding balance related to these debentures amounted to 498m Canadian dollar and 378m Canadian dollar, respectively.

Although these derivatives are considered to be economic hedges, they could not qualify for hedge accounting.

PRIVATE PLACEMENT HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN US DOLLAR)

The company borrowed 850m US dollar through private placement of which 300m US dollar has matured in 2009, 475m US dollar will mature in 2010 and 75m US dollar will mature in 2013.

The company entered into US dollar fixed/euro floating cross currency interest rate swaps for a total amount of 730m US dollar on which 180m US dollar had expired in 2009 and the remaining will expire in 2010 and 2013.

In conformity with the IAS 39, 550m US dollar hedges are still designated for hedge accounting in fair value hedge relationships by year end 2009.

AMBEV BOND HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN US DOLLAR)

In December 2001, AmBev issued 500m US dollar in foreign securities (bond 2011). This bond bears interest at 10.5 % and is repayable semi-annually as from July 2002 with final maturity in December 2011. In September 2003 AmBev issued another 500m US dollar in foreign securities (bond 2013). This bond bears interest at 8.75 % and is repayable semi-annually since March 2004 with final maturity in September 2013. In July 2007 AmBev issued a Brazilian real bond (bond 2017), which bears interest at 9.5 % and is repayable semi-annually with final maturity date in July 2017.

AmBev entered into several US dollar fixed/Brazilian real floating cross currency interest rate swaps to manage and reduce the impact of changes in the US dollar exchange rate and interest rate on these bonds. In addition to this, AmBev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017. These derivative instruments, in conformity with the IAS 39 hedge accounting rules, have been designated as fair value hedges.

CANADA DEBENTURE HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN BRAZILIAN REAL)

As of 31 December 2009, the company has outstanding bank loans of 717m Brazilian real and 474m Brazilian real relating to loans issued in 2007 and 2006, respectively. The company has entered into a series of derivative contracts to hedge the foreign exchange and interest rate risk related to the Brazilian real. The maturity dates for the derivative contracts are identical to the maturity dates of the two loans, which mature on June 2011 for the first loan and January 2012 for the second loan.

In conformity with IAS 39, these hedges were designated as cash flow hedges.

POUND STERLING HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN POUND STERLING)

In June 2009, the company issued a pound sterling bond for an equivalent of 1 217m US dollar (750m pound sterling). This bond bears interest at 6.50% with maturity in June 2017.

The company entered into several pound sterling fixed/euro floating cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on this bond.

These derivative instruments, in conformity with the IAS 39 hedge accounting rules, have been designated as fair value hedges.

SWISS FRANC BOND HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK ON BORROWINGS IN SWISS FRANC)

In May 2009, the company issued a Swiss franc bond for an equivalent of 582m US dollar (600m Swiss franc). This bond bears interest at 4.51% with maturity in June 2014.

The company entered into a Swiss franc fixed/euro floating cross currency interest rate swap to manage and reduce the impact of changes in the Swiss franc exchange rate and interest rate on this bond.

This derivative instrument, in conformity with the IAS 39 hedge accounting rules, has been designated as fair value hedge.

NET DEBT CURRENCY EXPOSURE ADJUSTMENT (US DOLLARS TO BRAZILIAN REAL)

During 2009 the company entered into US dollar fixed/Brazilian real floating cross currency interest rate swap contracts for an equivalent of 200m US dollar.

The purpose of these derivatives is to effectively increase the level of Brazilian real denominated debt in order to achieve a better balance of the company’s net currency exposure.

These derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedge relationships.

INTEREST RATE SENSITIVITY ANALYSIS

In respect of interest-bearing financial liabilities, the table below indicates their effective interest rates at balance sheet date as well as split per currency in which the debt is denominated.

	Before hedging		After hedging
31 December 2009 Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	9.17%	2 381	8.98%	3 669
Canadian dollar	0.78%	408	0.78%	408
Euro	2.44%	752	2.90%	3 081
Hungarian forint	0.64%	1	0.64%	1
Pound sterling	0.83%	13	0.83%	13
US dollar	1.79%	17 018	—	—

		20 573		7 172

Fixed rate
Argentinean peso	16.11%	18	16.11%	18
Bolivian boliviano	9.42%	39	9.42%	39
Brazilian real	13.40%	855	—	—
Canadian dollar	7.50%	90	5.51%	772
Chinese yuan	5.25%	53	5.25%	53
Dominican peso	7.90%	29	7.90%	29
Euro	7.25%	3 368	7.25%	3 368
Guatemalan quetzal	9.57%	15	9.57%	15
Paraguay guarani	9.10%	35	9.10%	35
Peruvian nuevo sol	6.66%	54	6.66%	54
Pound sterling	7.88%	2 086	9.75%	882
Swiss franc	4.51%	582	—	—
Ukrainian hryvnia	21.56%	23	21.56%	23
Uruguayan peso	10.49%	3	10.49%	3
US dollar	6.12%	21 106	6.02%	36 590
Other	18.37%	40	18.37%	40

		28 396		41 921

	Before hedging		After hedging
31 December 2008 Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	13.17%	1 909	15.82%	3 066
Bulgarian lev	7.67%	11	7.67%	11
Canadian dollar	2.56%	309	2.56%	309
Chinese yuan	5.92%	67	4.79%	68
Euro	3.07%	4 115	3.54%	3 156
Hungarian forint	8.07%	15	8.07%	15
Pound sterling	4.02%	264	4.99%	422
Russian ruble	15.98%	124	15.98%	124
South Korean won	4.79%	43	4.79%	43
US dollar	3.70%	43 395	5.44%	9 397
Other	14.00%	13	14.00%	13

		50 265		16 624

Fixed rate
Argentinean peso	20.55%	50	20.55%	50
Bolivian boliviano	7.95%	15	7.95%	15
Brazilian real	13.40%	636	6.64%	38
Canadian dollar	7.50%	72	5.51%	580
Chinese yuan	4.76%	93	4.76%	93
Dominican peso	16.18%	11	16.18%	11
Euro	4.12%	13	3.56%	1 578
Guatemalan quetzal	8.68%	24	8.68%	24
Paraguay guarani	8.29%	35	8.29%	35
Peruvian nuevo sol	7.90%	71	7.90%	71
Pound sterling	—	—	4.87%	106
Russian ruble	8.00%	134	8.00%	134
South Korean won	5.22%	31	5.22%	31
Ukrainian hryvnia	13.49%	79	13.49%	79
Uruguayan peso	10.49%	8	10.49%	8
US dollar	6.17%	8 456	5.10%	40 532
Venezuelan bolivar	24.96%	82	24.96%	82

		9 810		43 467

At 31 December 2009, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 28m US dollar (last year 765m US dollar) but does not include the interest rate fair value component of 126m US dollar (last year 15m US dollar) of debt instruments designated in a fair value hedge.

As disclosed in the above table, 7 172m US dollar or 14.6% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2009
	Interest rate 31 December 2009[1]	Possible interest rate volatility[2]	Volatility of rates in %

Brazilian real	8.37%	6.73% - 10.01%	19.59%
Canadian dollar	0.44%	0.28% - 0.61%	37.52%
Euro	0.70%	0.63% - 0.77%	9.39%
Hungarian forint	6.19%	5.24% - 7.14%	15.40%
Pound sterling	0.61%	0.54% - 0.67%	11.25%
US dollar	0.25%	0.20% - 0.30%	19.81%

	2008
	Interest rate 31 December 2008	Possible interest rate volatility[2]	Possible volatility of rates in %

Brazilian real	13.10%	10.74% - 15.46%	18.01%
Canadian dollar	1.57%	0.95% - 2.20%	39.62%
Chinese yuan	2.08%	1.26% - 2.90%	39.34%
Euro	2.89%	2.40% - 3.38%	16.90%
Hungarian forint	10.00%	4.40% - 15.60%	55.96%
Pound sterling	2.77%	1.63% - 3.91%	41.08%
Russian ruble	18.00%	0.00% - 78.71%	337.30%
South Korean won	3.30%	2.00% - 4.60%	39.30%
Ukrainian hryvnia	23.58%	0.00% - 57.57%	144.13%
US dollar	1.43%	0.56% - 2.29%	60.80%

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2009.
[2]

In 2009, sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2009. In 2008 the estimate was based on the standard deviation of daily volatilities of the benchmark interest rates during the past 250 days at year-end and using a 95% confidence interval. The reasoning behind the change in the methodology is to avoid large changes in the underlying rate that is not explained directly by its volatility. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, our analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. Euribor 3M, Libor 3M, Bubor 3M).

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2009, with all other variables held constant, 2009 profit would have been 63m US dollar lower/higher. This effect would partly be compensated by 1m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets. In 2008, AB InBev estimated this impact to be 156m US dollar on profit which was partly compensated by 4m US dollar interest income.

C.	COMMODITY RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, corn grits, corn syrup, corrugated, crowns, glass, hops, labels, malt, fuel oil, natural gas, rice and wheat. As of 31 December 2009, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 119m US dollar (last year 354m US dollar), natural gas swaps for 101m US dollar, exchange traded sugar futures for 81m US dollar (last year 68m US dollar), corn swaps for 69m US dollar, heating oil swaps for 63m US dollar, exchange traded wheat futures for 29m US dollar (last year 24m US dollar) and rice swaps for 25m US dollar.

In conformity with the IAS 39 hedge accounting rules these hedges are designated as cash flow hedges.

D.	EQUITY PRICE RISK

During 2009, AB InBev has not held any material equity investments classified as available-for-sale. In addition, marketable securities classified as held for trading mainly consist of debt securities not exposed to variation in equity prices or indexes. As a result, AB InBev was not exposed to any material equity price risks.

E.	CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with most of the financial institutions that are counterparties to the derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2009 to be limited.

AB InBev has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade or better. The company monitors counterparty credit exposures closely and reviews any downgrade in credit rating immediately. To mitigate pre-settlement risk, minimum counterparty credit standards become more stringent as the duration of the derivative financial instruments increases. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with a portfolio of financial institutions.

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2009			2008
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Financial assets at fair value through profit or loss	30	—	30	270	—	270
Available-for-sale financial assets	180	(34)	146	135	(22)	113
Held-to-maturity investments	145	—	145	126	—	126
Trade receivables	2 650	(214)	2 436	3 077	(264)	2 813
Cash deposits for guarantees	291	—	291	259	—	259
Loans to customers	269	(102)	167	350	(72)	278
Other receivables	1 886	(117)	1 769	1 215	(84)	1 131
Derivative financial assets	1 386	—	1 386	989	—	989
Cash and cash equivalents	3 689	—	3 689	2 936	—	2 936

	10 526	(467)	10 059	9 357	(442)	8 915

There was no significant concentration of credit risks with any single counterparty per 31 December 2009.

The increase of the derivative financial assets is mainly explained by the interest rate swaps contracted to unwind the ones that are no longer in a hedge relation given the repayment of part of the hedged senior facility.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2009
Million US dollar	Available-for-sale financial assets	Trade receivables	Loans to customers	Other receivables	Total

Balance at 1 January	(22)	(264)	(72)	(84)	(442)
Impairment losses	(6)	(20)	(38)	(28)	(92)
Derecognition	6	44	10	3	63
Currency translation	(12)	26	(2)	(8)	4

Balance at 31 December	(34)	(214)	(102)	(117)	(467)

	2008
Million US dollar	Available-for-sale financial assets	Trade receivables	Loans to customers	Other receivables	Total

Balance at 1 January	(25)	(300)	(84)	(100)	(509)
Impairment losses	(1)	(43)	(6)	(4)	(54)
Derecognition	—	19	9	1	29
Currency translation	4	60	9	19	92

Balance at 31 December	(22)	(264)	(72)	(84)	(442)

F.	LIQUIDITY RISK

AB InBev’s primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. AB InBev’s material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalent and short term investments, along with the derivative instruments and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2009
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	83	(105)	(37)	(28)	(21)	(19)	-
Unsecured bank loans	20 176	(21 561)	(1 931)	(6 051)	(628)	(12 823)	(128)
Unsecured bond issues	28 513	(50 512)	(2 257)	(2 661)	(5 598)	(9 795)	(30 201)
Secured other loans	20	(21)	(15)	(1)	(1)	(6)	2
Unsecured other loans	222	(241)	(27)	(108)	(16)	(29)	(61)
Finance lease liabilities	50	(126)	(9)	(7)	(6)	(5)	(99)
Bank overdraft	28	(28)	(28)	—	—	—	—
Trade & other payables	10 023	(10 023)	(9 422)	(426)	(53)	(57)	(65)

	59 115	(82 617)	(13 726)	(9 282)	(6 323)	(22 734)	(30 552)
Derivative financial assets/liabilities
Interest rate derivatives	2 094	(2 064)	(960)	(796)	(363)	54	1
Foreign exchange derivatives	(207)	162	(93)	180	75	—	—
Interest rate and foreign exchange derivatives	374	(622)	(230)	(217)	38	(119)	(94)
Commodity derivatives	(318)	312	239	73	—	—	—

	1 943	(2 212)	(1 044)	(760)	(250)	(65)	(93)

Of which: directly related to cash flow hedges	598	(636)	(421)	(150)	(119)	54	—

	2008
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	107	(138)	(54)	(17)	(41)	(26)	—
Unsecured bank loans	50 553	(56 306)	(12 834)	(13 601)	(19 679)	(10 046)	(146)
Unsecured bond issues	8 432	(16 414)	(1 321)	(1 351)	(2 279)	(1 729)	(9 734)
Secured other loans	7	(9)	—	(1)	(2)	(5)	(1)
Unsecured other loans	174	(230)	(19)	(50)	(37)	(73)	(51)
Finance lease liabilities	53	(132)	(8)	(11)	(5)	(9)	(99)
Bank overdraft	765	(765)	(765)	—	—	—	—
Trade & other payables	8 768	(8 773)	(8 370)	(291)	(13)	(25)	(74)

	68 859	(82 767)	(23 371)	(15 322)	(22 056)	(11 913)	(10 105)
Derivative financial assets/liabilities
Interest rate derivatives	2 231	(2 042)	(153)	(806)	(928)	(109)	(46)
Foreign exchange derivatives	(327)	198	138	56	4	—	—
Interest rate and foreign exchange derivatives	(159)	(497)	57	(136)	(401)	(17)	—
Commodity derivatives	388	(193)	(178)	(15)	—	—	—
Other derivatives	(10)	10	7	3	—	—	—

	2 123	(2 524)	(129)	(898)	(1 325)	(126)	(46)
Of which: directly related to cash flow hedges	2 353	(1 994)	(202)	(761)	(931)	(71)	(29)

G.	CAPITAL MANAGEMENT

AB InBev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. When analyzing AB InBev’s capital structure the company uses the same debt/equity classifications as applied in the company’s IFRS reporting.

H.	FAIR VALUE

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. In conformity with IAS 39 all derivatives are recognized at fair value in the balance sheet.

The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates.

The fair value of these instruments generally reflects the estimated amount that AB InBev would receive on the settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the balance sheet date, and thereby takes into account any unrealized gains or losses on open contracts.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2009	2008	2009	2008	2009	2008

Foreign currency
Forward exchange contracts	322	360	(122)	(51)	200	309
Foreign currency futures	—	24	(15)	(15)	(15)	9
Other foreign currency derivatives	22	10	—	—	22	10

Interest rate
Interest rate swaps	420	116	(2 514)	(2 345)	(2 094)	(2 229)
Cross currency interest rate swaps	237	411	(611)	(252)	(374)	159

Commodities
Aluminum swaps	327	—	(27)	(167)	300	(167)
Sugar futures	44	—	(16)	(7)	28	(7)
Wheat futures	3	—	—	(13)	3	(13)
Other commodity derivatives	11	78	(25)	(280)	(14)	(202)

Credit
Credit default swaps	—	10	—	—	—	10

	1 386	1 009	(3 330)	(3 130)	(1 944)	(2 121)

The following table compares the carrying amounts of the fixed rate interest-bearing financial liabilities (before hedging) with their fair values at 31 December:

Interest-bearing financial liabilities Million US dollar	2009 Carrying amount	2009 Fair value	2008 Carrying amount	2008 Fair value
Fixed rate
Argentinean peso	(18)	(18)	(50)	(50)
Bolivia boliviano	(39)	(39)	(16)	(16)
Brazilian real	(855)	(901)	(636)	(721)
Canadian dollar	(90)	(84)	(72)	(72)
Chinese yuan	(53)	(53)	(93)	(93)
Dominican peso	(29)	(29)	(11)	(11)
Euro	(3 368)	(3 873)	(13)	(13)
Guatemalan quetzal	(15)	(15)	(24)	(24)
Peruvian nuevo sol	(54)	(54)	(71)	(71)
Pound sterling	(2 086)	(2 380)	—	—
Russian ruble	—	—	(135)	(135)
South Korean won	—	—	(31)	(31)
Ukrainian hryvnia	(23)	(23)	(79)	(79)
US dollar	(21 106)	(22 625)	(8 456)	(9 171)
Venezuelan bolivar	—	—	(82)	(82)
Paraguay guarani	(35)	(35)	(34)	(34)
Swiss franc	(582)	(575)	—	—
Other	(42)	(79)	(8)	(8)

	(28 395)	(30 783)	(9 810)	(10 611)

As required by the amended IFRS 7, the following table summarizes the fair value of financial assets and liabilities by year end 2009:

Fair value hierarchy 2009 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Financial assets at fair value through profit or loss (derivatives)	3	290	—
Non-derivatives in a fair value hedge relationship	—	30	—
Available for sale financial assets	—	7	—
Derivatives in a cash flow hedge relationship	45	841	—
Derivatives in a fair value hedge relationship	—	198	—
Derivatives in a net investment hedge relationship	—	9	—

	48	1 375

Financial Liabilities
Financial liabilities at fair value through profit or loss (derivatives)	26	1 276	—
Non–derivatives in a fair value hedge relationship	—	3 633	—
Derivatives in a cash flow hedge relationship	4	1 459	—
Derivatives in a fair value hedge relationship	16	498	—
Financial instruments in a net investment hedge relationship	—	51	—

	46	6 917	—

The following summarizes the methods and assumptions used in estimating the fair value of financial instruments recognized at their fair value in the balance sheet and reflected in this note.

FAIR VALUE HIERARCHY

The Valuation Hierarchy is based on the inputs to the valuation of the financial asset and/or liability as of the measurement date. A financial instrument’s categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy are described as follows:

•	Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

•

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

•	Level 3: inputs to the valuation methodology are unobservable and significant to the fair value measurement.

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

INVESTMENT DEBT SECURITIES

The fair value of investment debt securities at fair value through profit or loss is based on their quoted price as published by exchanges or provided by reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

The fair value of non-derivate financial liabilities is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

I.	SIGNIFICANCE OF FINANCIAL INSTRUMENTS FOR FINANCIAL PERFORMANCE

The note at hand discloses the different elements composing AB InBev’s position towards financial risk and instruments. The effect of AB InBev’s financial risk management on performance mainly materializes in the items of income, expense; gains or losses recognized in the income statement or in the gains and losses directly recognized in equity (see Note 11 Finance costs and income).

30.	OPERATING LEASES

LEASES AS LESSEE

Non-cancelable operating leases are payable as follows:

Million US dollar	2009	2008

Less than one year	249	217
Between one and two years	227	246
Between two and three years	204	210
Between three and five years	349	344
More than five years	1 113	1 243

	2 142	2 260

At 31 December 2009, 269m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2008: 233m US dollar).

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent a payable of 1 011m US dollar in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals.

SUBLEASES

AB InBev has sublet some of the leased properties. Non-cancelable operating subleases are receivable as follows:

Million US dollar	2009	2008

Less than one year	141	118
Between one and two years	124	105
Between two and three years	114	96
Between three and five years	201	168
More than five years	192	198

	772	685

At 31 December 2009, 153m US dollar was recognized as income in the income statement in respect of subleases (2008: 148m US dollar).

The pubs leased from Cofinimmo as from October 2007 are subleased for an average outstanding period of 6 to 7 years for an amount of 210m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

LEASES AS LESSOR

The company leases out part of its property under operating leases. Non-cancelable operating leases are receivable as follows:

Million US dollar	2009	2008

Less than one year	9	11
Between one and two years	9	10
Between two and three years	8	10
Between three and five years	12	16
More than five years	10	15

	48	62

At 31 December 2009, 13m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2008: 19m US dollar).

31.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2009	2008

Collateral given for own liabilities	400	561
Collateral and financial guarantees received for own receivables and loans to customers	115	181

Contractual commitments to purchase property, plant and equipment	90	196
Contractual commitments to acquire loans to customers	173	230
Other commitments	533	447

The collateral given for own liabilities of 400m US dollar at 31 December 2009 contains 285m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (115m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would loose the pending judicial cases the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 115m US dollar at 31 December 2009. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 173m US dollar.

Other commitments amount to 533m US dollar at 31 December 2009 and mainly cover guarantees given to pension funds, rental and other guarantees.

32.	CONTINGENCIES

Certain subsidiaries of AmBev have received tax assessments related to corporate Brazilian taxation of income generated outside Brazil. In 2005 and 2008, AmBev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect. These decisions, of which some were appealed, reduced the amount of the tax assessments to 2 855m Brazilian real (1 640m US dollar) including interest and penalties. AmBev disputes the validity of these tax assessments and intends to vigorously defend its case. No provision has been recorded related to these tax assessments.

Certain holders of warrants issued by AmBev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than AmBev considers as established upon the warrant issuance. In case AmBev loses the totality of these lawsuits, the issuance of 5 536 919 preferred shares and 1 376 344 common shares would be necessary. AmBev would receive in counterpart funds that are materially lower than the current market value. This could result in a dilution of about 1% to all AmBev shareholders. Furthermore, the holders of these warrants claim to receive the dividends relative to these shares since 2003, approximately 156m Brazilian real (89m US dollar) excluding legal fees. AmBev disputes these claims and intends to vigorously defend its case.

AmBev, together with other Brazilian brewers, is party to a lawsuit whereby the Federal Public Prosecutor’s office: (i) claims collective damages of approximately 2.8 billion Brazilian real (1.6 billion US dollar), out of which 2.1 billion Brazilian real (1.2 billion US dollar) allocated to AmBev. Plaintiff argues that advertising campaigns of defendants increase total consumption of alcohol and, as a result, public health and social security costs, traffic accidents, criminality and underage consumption. AmBev believes that the claim is without merit and intends to vigorously defend this litigation.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by Public Prosecutor including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of 2.8 billion Brazilian real (1.6 billion US dollar), therefore it doubles the initial amount involved. The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. AmBev intends to vigorously defend this litigation.

On 16 October 2008, Grupo Modelo, Diblo S.A. de C.V. and the Grupo Modelo series A shareholders filed a notice of arbitration, under the arbitration rules of the United Nations Commission on International Trade Law, against Anheuser-Busch, Anheuser-Busch International Inc. and Anheuser-Busch International Holdings Inc (‘ABIH’). The notice of arbitration claimed the transaction between Anheuser-Busch and InBev violated provisions of the 1993 investment agreement, governed by the law of the United Mexican States, between the Anheuser-Busch entities, Grupo Modelo, Diblo and the series A shareholders. The arbitration is taking place in New York City in the State of New York in the United States. It seeks post-closing relief, including (i) a declaration that Anheuser-Busch breached the 1993 investment agreement, (ii) rescission of certain continuing rights and obligations under the 1993 investment agreement, (iii) a permanent injunction against Anheuser-Busch or its successors from exercising governance rights under the 1993 investment agreement, (iv) suspension of Anheuser-Busch’s right to exercise a right of first refusal to purchase the stock of Grupo Modelo held by the series A shareholders, (v) “rectification” of the 1993 investment agreement to add additional restrictions on the Anheuser-Busch entities and (vi) money damages of up to 2.5 billion US dollar. The respondents believe that the claims are without merit because, among other things, there is no change of control clause in the investment agreement and no sale or transfer of the shares of Grupo Modelo and Diblo held by ABIH occurred. However, the relief sought by Grupo Modelo, Diblo and its series A shareholders in the arbitral proceeding or any other equitable or other relief they may seek may have an adverse effect on Anheuser-Busch or AB InBev including by limiting its ability to exercise governance rights under the investment agreement with Grupo Modelo after the closing of the Anheuser-Busch acquisition. In August 2009, the final arbitration proceeding was conducted in New York City. The arbitration panel has not yet issued a ruling.

On 10 September 2008, an action brought under Section 7 of the Clayton Antitrust Act styled Ginsburg et al. v. InBev NV/SA et al., C.A. No. 08-1375, was filed against InBev NV/SA, Anheuser-Busch Companies, Inc. and Anheuser-Busch, Inc. in the United States District Court for the Eastern District of Missouri. The plaintiffs in the Ginsburg action allege that the merger between Anheuser-Busch and InBev will have certain anticompetitive effects and consequences on the beer industry and will create a monopoly in the production and sale of beer in the United States. The plaintiffs sought declaratory relief that the merger violates Section 7 of the Clayton Antitrust Act, injunctive relief to prevent consummation of the merger and fees and expenses. On 18 November 2008 plaintiffs’ request for injunctive relief was denied. On 3 August 2009 the Court granted defendants Motion to Dismiss plaintiffs claims with prejudice. On 4 August 2009 the Court entered judgment in favor of the defendants. On 19 August 2009, plaintiffs filed an appeal of such judgment. AB InBev will continue to vigorously defend against these claims.

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and has, as its main purpose, the investigation of AmBev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 352m Brazilian real (202m US dollar). AmBev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. AmBev has already rendered a court bond (carta de fiança) for this purpose. According to its advisors’ analysis, a loss is possible (but not probable), and therefore the company has not established a provision in its financial statements. AmBev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

On December 1, 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff seeks to represent a class of certain employees of Busch Entertainment Corporation, which was divested on December 1, 2009, and the four Metal Container Corporation plants which were divested on October 1, 2009. He also seeks to represent certain employees of any other Anheuser-Busch Companies, Inc. (ABC) subsidiary that has been divested or may be divested during the November 18, 2008 and November 17, 2011 period. The lawsuit contains claims that the class is entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleges that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years of the November 18, 2008 ABC/InBev merger, which allegedly triggers the enhanced benefits under the Plan. Plaintiff claims that by failing to provide him and the other class members with these enhanced benefits, AB InBev et al. breached their fiduciary duties under ERISA. He also seeks punitive damages and attorneys’ fees. AB InBev believes that it has defenses to these claims and intends to vigorously defend against the lawsuit.

33.	RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country – see also Note 25 Employee Benefits. Finally, key management personnel are eligible for the company’s share option and/or share swap program (refer Note 26 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2009		2008
Million US dollar	Directors	Executive board management	Directors	Executive board management

Short-term employee benefits	4	54	12	22
Post-employment benefits	—	2	—	3
Share-based payments	4	51	2	15
Non-recurring IFRS 2 adjustment	—	45	—	—

	8	152	14	40

Directors’ compensation consists mainly of directors’ fees (tantièmes). Key management personnel was not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company, with the exception of a consultancy agreement entered into between AB InBev and Mr. Busch IV in connection with the merger and which will continue until 31 December 2013. Under the terms of the consultancy agreement Mr. Busch IV received a lump sum cash payment of 10.3m US dollar in 2008. During the consultancy period Mr. Busch IV will be paid a fee of approximately 120 000 US dollar per month and Mr. Busch IV will be provided with an appropriate office in St Louis, Missouri, administrative support and certain employee benefits that are materially similar to those provided to full-time salaried employees of Anheuser-Busch.

The increase in key management remuneration mainly results from higher accruals for variable compensations in 2009 compared to 2008 when the people in Global Export and Holding Companies and most zones did not receive any variable compensation as a result of the business performance at that time, as well as the fair value-based option expense that is recognized in accordance with IFRS 2 on the share-based compensation plans including the November 2008 exceptional option grant linked to the Anheuser-Busch integration.

The non-recurring IFRS 2 adjustment recognized in 2009 for a total of 45m US dollar relates to accelerated share-based payment expenses in accordance with IFRS 2, following the change in vesting conditions on certain share-based payment plans – refer to Note 8 Non-recurring items and Note 26 Share-based payments.

JOINTLY CONTROLLED ENTITIES

AB InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada and three entities in Brazil. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2009	2008

Non-current assets	76	68
Current assets	42	31
Non-current liabilities	131	85
Current liabilities	84	28
Result from operations	—	12
Profit attributable to equity holders	—	3

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows:

Million US dollar	2009	2008

Revenue	45	12
Non-current assets	—	31
Current assets	9	14
Current liabilities	22	14

Revenue from associates primarily consists of sales to distributors in which AB InBev has a non-controlling interest.

34.	EVENTS AFTER THE BALANCE SHEET DATE

AB InBev announced on 26 February 2010 that it has obtained 17.2 billion US dollar in long-term bank financing enabling the company to fully refinance its original 54 billion US dollar senior acquisition facilities. The new financing consists of a 13 billion US dollar facility agreement that provides for an 8 billion US dollar 5-year revolving credit facility and a 5 billion US dollar 3-year term facility. In addition, the company has obtained 4.2 billion US dollar in long term bilateral facilities. The new credit facilities allow the company to further extend its debt maturities while building additional liquidity, thus enhancing its credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants.

As a direct consequence of these transactions, non-recurring net finance cost in the first and second quarter of 2010 will include incremental non-cash accretion expenses of approximately 29m US dollar and 157m US dollar respectively, in addition to a one-time negative mark-to-market adjustment estimated to be approximately 150m US dollar for each of the first and the second quarter of 2010, as the interest rate swaps hedging on 5.2 billion US dollar of the original acquisition facility will no longer be effective. The estimated negative mark-to-market impact is subject to interest rate volatility and will be determined at the time of the execution of related transactions. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over 2010 and 2011.

35.	AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 360.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2009

ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - Buenos Aires	61.77

BELGIUM
AB INBEV NV – Grote Markt 1 - 1000 - Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 - Leuven	100.00
INBEV BELGIUM N.V. - Industrielaan 21 - 1070 - Brussel	100.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca Street - La Paz	61.77

BRAZIL
CIA DE BEBIDAS DAS AMERICAS - AMBEV BRASIL - Rua Dr. Renato Paes de Barros, 1017, 4° Andar (parte), cj. 44 e 42 - Itaim Bibi, Sao Paulo	61.87

CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.87

CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduado Frei Montalva 9600 - Quilicura	61.77

CHINA
BUDWEISER WUHAN INTERNATIONAL BREWING COMPANY LIMITED - Qingduankou Shang Shou - Hanyang District - Wuhan City - Hubei 430051	97.06
HARBIN BREWING COMPANY LIMITED - 20 Youfang Street - Xiangfang District - Harbin, Heilongjiang Province	100.00
INBEV (ZHOUSHAN) BREWERY CO LTD - No.1 Linggang Yi Road, Linggang industrial area, Dinghai District - Zhou Shan	100.00
INBEV BAISHA (HUNAN) BREWERY CO LTD - No. 304 Shao Shan Zhong Lu - Changsha	100.00
INBEV DOUBLE DEER GROUP CO LTD - 419 Wu Tian Street - Wenzhou	55.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO LTD - 89 Chang Ning Street - Jingmen	60.00
INBEV JINLONGQUAN (XIAOGAN) BREWERY CO LTD - No. 198 Chengzhan Street - Xiaogan	60.00
INBEV KK (NINGBO) BREWERY CO LTD - Yiyiang Zhen, 315000 - Ningbo	100.00
INBEV SEDRIN BREWERY Co, Ltd - 660 Gong Ye Road, Putian Hanjiang District - Fujiang	100.00
INBEV SHILIANG (ZHEJIANG) BREWERY CO LTD. - 159, Qi Xia Dong Road - Cheng Guan, Tiantai County	100.00
INBEV ZHEDONG (ZHEHIANG) BREWERY CO. LTD - Yiyiang Zhen, 315000 - Ningbo	100.00
NANJING INBEV JINLING BREWERY CO. LTD - Qi Li Qiao, Yiang Pu District - 211800	100.00

DOMINICAN REPUBLIC
COMPAÑIA CERVECERA AMBEV DOMINICANA C. por A - Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	61.87

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. - Av. Amazonas E4-69 y Av. Patria - Quito	61.87

FRANCE
INBEV FRANCE S.A. - Avenue Pierre Brossolette 14 BP 9 - 59280 - Armentières	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	100.00
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	100.00
HAAKE-BECK BRAUEREI GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	99.94
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 - Wernigerode	100.00
INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 - Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 - München	100.00

GRAND DUCHY OF LUXEMBURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 - Diekirch	95.54

GUATEMALA
INDUSTRIAS DEL ATLANTICO - 43 Calle 1-10 CLzd.Aguilar Batres Zona 12, Edificio Mariposa, nivel 4 - 01012 - Zacapa	30.94

PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta KM 30 - Ypané	61.77

PERU
COMPANIA CERVECERA AMBEV PERU SAC - Av. Los Laureles Mz. A Lt. 4 del Centro Poblado Menor Santa Maria de s/n Huachipa - Lurigancho, Chosica City Lima 15	61.87

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2009

RUSSIA
OAO SUN INBEV - 28 Moscovskaya Street, Moscow region - 141600 - Klin	99.57

THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00

US
ANHEUSER-BUSCH COMPANIES, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - 3636 S. Geyer Road - Sunset Hills, MO 63127	100.00

UKRAINE
SUN INBEV UKRAINE - Bozhenko 87 - 03150 - Kyiv	99.57

UNITED KINGDOM
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
INBEV UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
STAG BREWING COMPANY LIMITED - The Stag Brewery - Lower Richmond Road - SW14 7ET - Mortlake, London	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSSANDU S.A. - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	61.77

VENEZUELA
C. A. CERVECERIA NACIONAL - Av. Principal Boleita Norte, Edif. Draza, Piso 2 - Caracas	31.53

LIST OF MOST IMPORTANT ASSOCIATED COMPANIES

NAME AND REGISTERED OFFICE OF ASSOCIATES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2009

MEXICO
GRUPO MODELO S.A.B. de C.V. - Torre Acuario - Javier Barros Sierra No 555 - Piso 6 - Colonia Zedec Santa Fe - Delagacion Alvaro Obregon - 01210 México, D.F.	50.20

Information to our shareholders

EARNINGS, DIVIDENDS, SHARE AND SHARE PRICE

Euro per share unless stated otherwise	2009	2008	2007 restated[1]	2006 Restated[1]	2005 Restated[1]

Cash flow from operating activities (usd per share)	5.76	5.54	5.69	4.24	3.13
Normalized earnings per share (usd per share)	2.48	2.51	2.61	1.96	1.33
Dividend (euro per share)	0.38	0.28	2.44	0.72	0.48

Share price high (euro per share)	36.80	39.1	43.1	31.2	23.4
Share price low (euro per share)	16.34	10.0	29.8	21.9	15.4
Year-end share price (euro per share)	36.40	16.6	35.6	31.2	23.0

Weighted average number of ordinary shares (million shares)	1 584	999	976	972	960
Diluted weighted average number of ordinary shares (million shares)	1 593	1 000	981	980	964
Volume of shares traded (million shares)	798	825	453	352	341

AB INBEV SHARE PRICE EVOLUTION COMPARED TO DOW JONES EURO STOXX 50

[1]	In accordance with IAS33, historical data per share have been adjusted by an adjustment ratio of 0.6252 following the capital increase in December 2008.

INFORMATION ON THE AUDITORS’ ASSIGNMENTS AND RELATED FEES

AB InBev’s Statutory auditor is KPMG Bedrijfsrevisoren cvba, represented by Jos Briers, Engagement Partner.

Base fees for auditing the annual financial statements of AB InBev and its subsidiaries are determined by the general meeting of shareholders after review and approval by the company’s audit committee and board of directors. Audit and audit related fees for 2009 in relation to services provided by KPMG Bedrijfsrevisoren amounted to 2 840k US dollar (2008: 2 850k US dollar), which was composed of audit services for the annual financial statements of 843k US dollar (2008: 766k US dollar) and audit related services of 1 997k US dollar (2008: 2 084k US dollar). Audit related services mainly relate to services incurred in connection with the rights and bonds issues, all of which have been pre-approved by the company’s audit committee.

Audit and other fees for 2009 in relation to services provided by other offices in the KPMG network amounted to 8 682k US dollar (2008: 9 473k US dollar), which was composed of audit services for the annual financial statements of 5 624k US dollar (2008: 7 563k US dollar), tax services of 120k US dollar (2008: 294k US dollar) and audit related services of 2 938k US dollar (2008: 1 616k US dollar).

FINANCIAL CALENDAR

Publication of 2009 results	4 March 2010
Annual report 2009 available on www.ab-inbev.com	4 March 2010
General shareholders meeting	27 April 2010
Dividend: ex-coupon date	28 April 2010
Publication of first quarter results	5 May 2010
Publication of half year results	12 August 2010
Publication of third quarter results	3 November 2010

INVESTOR RELATIONS CONTACT

Media	Investors
Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

Excerpt from the AB InBev NV separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP

The following information is extracted from the separate Belgian GAAP financial statements of AB InBev NV. These separate financial statements, together with the management report of the board of directors to the general assembly of shareholders as well as the auditors’ report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: AB InBev NV, Brouwerijplein 1, 3000 Leuven.

It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the AB InBev group.

Since AB InBev NV is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of AB InBev NV. For this reason, the board of directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2009.

The statutory auditor’s report is unqualified and certifies that the non-consolidated financial statements of AB InBev NV prepared in accordance with Belgian GAAP for the year ended 31 December 2009 give a true and fair view of the financial position and results of AB InBev NV in accordance with all legal and regulatory dispositions.

ABBREVIATED NON-CONSOLIDATED BALANCE SHEET

Million euro	2009	2008

ASSETS

Non-current assets
Intangible assets	230	557
Property, plant and equipment	61	73
Financial assets	33 075	30 755

	33 366	31 385

Current assets	1 895	1 441

Total assets	35 261	32 826

EQUITY AND LIABILITIES

Equity
Issued capital	1 236	1 234
Share premium	13 107	13 080
Legal reserve	124	86
Reserves not available for distribution	453	196
Reserves available for distribution	68	325
Profit carried forward	7 018	1 278

	22 006	16 199

Provisions and deferred taxes	39	23

Non-current liabilities	7 925	11 173

Current liabilities	5 291	5 431

Total equity and liabilities	35 261	32 826

ABBREVIATED NON-CONSOLIDATED INCOME STATEMENT

Million US dollar	2009	2008

Operating income	1 208	586
Operating expenses	(885)	(503)

Operating result	323	83

Financial result	3 012	699
Extraordinary result	3 043	(1)

Result for the year available for appropriation	6 378	781

Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

Calculated by applying the statutory tax rate of each country on the profit before tax of each entity and by dividing the resulting tax charge by the total profit before tax of the company.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary shares.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EPS

EPS adjusted for non-recurring items.

NORMALIZED PROFIT

Profit adjusted for non-recurring items.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the number of outstanding ordinary shares at year-end, divided by profit attributable to equity holders of AB InBev.

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start up or termination of activities, or the transfer of activities between segments.

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.